
07051114

GrafTech

GrafTech International Ltd.

GrafTech International Ltd. is a world leader in graphite material science with more than 120 years of experience in the carbon and graphite industry.

Product Overview

GRAPHITE ELECTRODES

Graphite electrodes, our core business, are key components in the conductive power systems used in the production of steel in electric arc furnaces, the long-term growth sector of the steel industry. The electrodes conduct electric current to generate an approximately 10,000 degrees centigrade arc, producing enough heat to melt scrap metal. The electrodes are consumed in this process, one every eight to ten hours. Currently there is no commercially viable substitute for graphite electrodes in electric arc furnaces. Having led the development of electrode technology since the 1930s, we have developed an extensive knowledge base in graphite and carbon science and the steelmaking process. Our technical service team, unmatched in the industry, is in our customers' shops, analyzing and optimizing electrode and furnace operation to maximize productivity. Graphite electrodes are also used to refine steel in ladle furnaces and in other smelting and non-ferrous processes.

End-Market Use: Production of steel and non-ferrous metals


UCAR

ADVANCED GRAPHITE MATERIALS

Advanced graphite materials are highly engineered synthetic graphite products used in many industrial areas due to their unique properties and the ability to tailor them to specific solutions. Applications are often in very high-temperature and other challenging environments. Advanced graphite materials are processed using various technologies to create and differentiate these specialty products. These include forming technologies and providing high-value services such as specialty surface treatments, purification and custom machining. Within the advanced graphite materials segment, our Industrial Heat Management product line is used as high-temperature insulation in markets such as aerospace, solar and polysilicon.

End-Market Use: Semiconductor, solar energy, aerospace, transportation, defense and nuclear industries



NATURAL GRAPHITE AND CARBON MATERIALS

Natural Graphite – Advanced Energy Technology Inc.

The natural graphite line of business develops highly engineered products for fast-growing markets.

Electronic Thermal Management Products

- eGRAF® electronic thermal management solutions are designed to aid in the cooling of chip sets and other heat-generating components in computers, cell phones, flat panel displays and other electronic devices.

Fuel Cell Materials

- GRAFCELL® fuel cell components, developed in collaboration with Ballard Power Systems Inc., have been instrumental in the development and commercialization of next-generation fuel cells.

Fluid Sealing and Automotive Products

- GRAFOIL® sealing solutions provide an excellent gasket and sealing material that has been used primarily in high-temperature and corrosive environments in the automotive, chemical and petrochemical markets.

Carbon Refractories

Refractories refer to a variety of engineered and precision machined carbon, graphite and semi-graphite products which protect the walls of blast furnaces, submerged arc furnaces and cupolas against thermal, mechanical and chemical attack. Our unique technology results in products that exhibit high strength, low permeablility and high conductivity for a more efficient, superior-performing, long-lasting hearth wall installed in hundreds of modern furnaces worldwide.

End-Market Use: Electronics, fuel cell power generation, transportation, chemical, ferro-alloys and iron industries


fuel Cell





GRAFTECH ADVANTAGES

STRONG INDUSTRY FUNDAMENTALS

- Demand for our products is increasing, with strong growth in steel
- GrafTech's end markets include electric arc furnaces, the growth sector of the steel industry
- Electrodes are a consumable – one every eight to ten hours
- No commercially viable substitute for graphite electrodes

LEADING MARKET POSITION

- Major player in graphite electrode market
- Five graphite electrode manufacturing facilities strategically located on four continents, with customers in 80 countries
- Largest global technical service team in the industry

SUSTAINABLE COMPETITIVE ADVANTAGES

- Unique, advantaged global manufacturing network cannot easily be replicated
- Economies of scale offer cost advantages
- 120 years of R&D experience and process know-how
- Nearly 800 patents and patent-pending applications

COMMERCIALIZING ADVANTAGED TECHNOLOGIES

- Pioneered advanced electronic thermal management solutions
- Expertise in fuel cell development and commercialization recognized with a U.S. Department of Energy grant
- Four consecutive R&D 100 awards for products with demonstrable technological significance and innovation

STRENGTHENING CASH FLOW

- Net debt reduced by $180 million, to $509 million[3] in 2006
- Free cash flow before antitrust and restructuring was $69 million[4], a year-over-year improvement of nearly $100 million
- Cash conversion cycle improvement
- Deleveraging remains a priority
- No scheduled debt payments required before 2010



Craig S. Shular
Chairman, Chief Executive Officer and President

DEAR FELLOW SHAREHOLDERS:

In 2006, GrafTech reached an important turning point from many vantage points. Significant debt reduction, turning cash flow positive for the first time in several years, and advancement of the quality and performance of our products represent some of the year's most notable highlights. GrafTech's 2006 results reflect our commitment to build sustainable competitive advantages, leverage our low-cost global manufacturing network to best serve our customers, commercialize new technologies and maximize cash flow.



FINANCIAL HIGHLIGHTS

	2002	2003	2004	2005	2006
Income Statement Data (In millions, except per-share data)					
Revenue	$ 506	$ 619	$ 742	$ 773	$ 855
Gross Profit	$ 112	$ 146	$ 189	$ 219	$ 249
EBIT before special items [1]	$ 29	$ 60	$ 103	$ 122	$ 134
Interest Expense	$ 50	$ 36	$ 32	$ 44	$ 47
Income (Loss) from continuing operations before special items [1]	$ (14)	$ 12	$ 44	$ 50	$ 59
Diluted income per share before special items [1] [2]	$ (0.26)	$ 0.18	$ 0.43	$ 0.48	$ 0.57
Weighted average shares outstanding (diluted) [2]	56	68	111	112	112
Financial Ratios					
Gross Margin	22.1%	23.6%	25.5%	28.3%	29.1%
EBIT Margin	5.7%	9.7%	13.9%	15.8%	15.7%


Gross Profit
(in millions)
$112
$146
$189
$219
$249
'02
'03
'04
'05
'06

OVERVIEW OF 2006 RESULTS

GrafTech's revenues increased 11 percent to $855 million in 2006. Gross profit increased 14 percent to $249 million. Earnings before interest and taxes (EBIT) before special items rose 10 percent to $134 million. Our team was effective in achieving targeted productivity improvements, and we successfully limited graphite electrode production cost increases to less than 7 percent for the second consecutive year. This was accomplished despite significant petroleum based raw material cost increases. In addition, our investments in quality have begun to pay off, as the performance and consistency of our products have never been better.

GrafTech made significant progress in 2006 against its stated goal of debt reduction. We completed the year with net debt of $509 million[3], representing a $180 million improvement over year-end 2005. Approximately one-third of this effort was a result of operating cash flow; the remaining two-thirds was obtained through proceeds from the sale of our non-strategic cathode business. This progress positions us well to capitalize on future strategic opportunities and grow our company.



IMPROVING PRODUCTIVITY



At the start of 2006, we announced a number of productivity initiatives designed to improve GrafTech's competitive position as a low-cost, high-quality producer and to allow us to better serve our customers. We have successfully executed on these plans and have consolidated production operations, as well as overhead and office locations. The move of our corporate headquarters to Parma, Ohio, was part of this effort, and has allowed for a number of synergies with corporate, business management, sales, and research together in one location.

The actions taken to improve efficiencies across our global manufacturing network have resulted in increased productivity performance per employee, and have yielded significant economies of scale in the resulting larger and dedicated graphite electrode plants. As a result of these consolidations, the average size of our graphite electrode plants has grown to nearly 45,000 metric tons of capacity per year. GrafTech is well positioned to best serve its global steel customers in their local markets with proven, high-quality products and superior technical service.


Ford

"This marks the fourth consecutive year the company was awarded an R&D 100 Award..."

R&D 100 Awards

- **2003** eGRAF® Heat Sink
- **2004** eGRAF® SPREADERSHIELD™
- **2005** Apollo™ Electrode
- **2006** GRAFOAM® Carbon Foam

INDUSTRY-LEADING INNOVATION

GrafTech was the recipient of a number of prestigious awards and grants in 2006. This marks the fourth consecutive year the company was awarded an R&D 100 Award, this year for GRAFOAM® carbon foam, a lightweight, strong material with composite tooling, sandwich panel, and high-temperature applications for aerospace and military defense manufacturers.

In addition, we received our first federal grant in recognition of our considerable expertise in fuel cell development: $1.6 million from the U.S. Department of Energy to work on product development and commercialization in this future market. We also received $3.9 million in research grants from the State of Ohio to support our continuing development of electronic thermal management solutions, an area in which we have successfully commercialized a number of products. These grants and awards position GrafTech to build on its century-old tradition of commercializing advantaged graphite and carbon technologies.



GrafTech team wins fourth consecutive R&D 100 award for GRAFOAM® carbon foam.





Craig Shular commends Brandon Sangster of Cleveland's East Technical High School on the success of the GrafTech-sponsored FIRST robotics team.


Revenue
(in millions)
$506
$619
$742
$773
$855
'02
'03
'04
'05
'06


EBIT (1)
(in millions)
$29
$60
$103
$122
$134
'02
'03
'04
'05
'06


Net Income (1)
(in millions)
$(14)
$12
$44
$50
$59
'02
'03
'04
'05
'06



OUTLOOK

Our company enters 2007 well positioned for growth. In January, we made our final antitrust payment, and have now completed this nine-year-old legacy item. From this point forward, the cash flow we generate will be used to grow our company, improve our competitiveness and better serve our customers, with the goal of creating long-term value for our shareholders. In February 2007, we retired $120 million of our most expensive debt, our 10.25 percent senior notes, resulting in an improvement in our leverage ratio and to our overall financial position. As part of our ongoing effort to improve our capital structure, we completed a second call of our senior notes, for an additional $15 million, retired in March 2007.

We believe the key industries we serve are poised for another solid year in 2007, and we expect strong demand in our end markets. Investment in the quality of our products is paying off, productivity initiatives have improved the competitiveness of our production platform and we have our best balance sheet in years. We remain focused on delivering solid performance in 2007 and creating long-term value for our shareholders.

The success achieved last year would not have been possible without the continuing support and hard work of our entire global team. We thank them and their families for their dedication and commitment to GrafTech.

Lastly, we thank our customers, suppliers and you, our shareholders, for your continuing support.

C. S. Shular

Craig S. Shular
Chairman, Chief Executive Officer and President
March 30, 2007

WELL POSITIONED

(1) 2006 numbers exclude $17 million of special charges related to restructuring, antitrust investigations and related lawsuits and claims, impairment loss on long-lived assets and other (income) expense, net, net of tax. 2005 numbers exclude a $149 million special non-cash tax charge and $22 million of special charges related to restructuring, antitrust investigations and related lawsuits and claims, impairment loss on long-lived assets and other (income) expense, net, net of tax. 2004 numbers exclude a $28 million special non-cash tax charge and $1 million of special charges related to restructuring, antitrust investigations and related lawsuits and claims, impairment loss on long-lived assets and other (income) expense, net, net of tax and $3 million interest benefit, net, from accelerated amortization of gains on interest rate swaps, net of tax. 2003 numbers exclude $42 million of special charges related to restructuring, antitrust investigations and related lawsuits and claims, impairment loss on long-lived assets and other (income) expense, net, net of tax, a $1 million gain on composite tooling discontinued operations; and $4 million interest benefit, net from accelerated amortization of gains on interest rate swaps, net of tax. 2002 numbers exclude $11 million of special charges related to restructuring, antitrust investigations and related lawsuits and claims, impairment loss on long-lived assets and other (income) expense, net, net of tax and a $6 million of special tax benefit associated with GrafTech's legal and tax restructuring.

(2) Diluted income per share before special items and weighted average shares outstanding (diluted) include 13.6 million shares underlying our contingently convertible debentures and exclude approximately $5 million (before and after tax) in 2006, $5 million ($3 million after tax) in 2005 and 2004 in contingently convertible debenture interest expense.

(3) 2006 numbers include $666 million of total debt less $6 million of fair value adjustments for hedge instruments, $1 million of unamortized bond premium, and $150 million of cash and cash equivalents.

(4) 2006 numbers include $64 million cash flow provided by operating activities less $46 million of capital expenditures and $12 million change in accounts receivable factoring, resulting in free cash flow of $30 million. Legacy payments of $38 million are added back to arrive at free cash flow before antitrust and restructuring.

United States Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 1 7 2007
WASH, D.C.
185
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-13888

GRAFTech

GRAFTECH International Ltd.

(Exact name of registrant as specified in its charter)

Delaware	06-1385548
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

12900 Snow Road Parma, Ohio	44130	(216) 676-2000
(Address of principal executive offices)	(Zip Code)	(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common stock, par value $.01 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of our outstanding common stock held by non-affiliates, computed by reference to the closing price of our common stock on June 30, 2006, was approximately $567 million. On January 31, 2007, 101,512,454 shares of our common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required under Part III is incorporated by reference from the GrafTech International Ltd. Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2007, which will be filed on or about April 13, 2007.

Table of Contents

PART I

Preliminary Notes

Important Terms. We use the following terms to identify various matters. These terms help to simplify the presentation of information in this Report.

"AET" refers to Advanced Energy Technology Inc. only. AET is our 97.5% owned subsidiary engaged in the development, manufacture and sale of natural graphite products. Prior to January 1, 2003, AET was named Graftech Inc.

"Carbone Savoie" refers to Carbone Savoie S.A.S., which was our 70% owned subsidiary engaged in the development, manufacture and sale of cathodes. In December 2006 we sold our cathode assets (including our 70% interest in Carbone Savoie) and certain manufacturing assets used in our cathode business. Our cathode business is now reported as discontinued operations.

"Common stock" means GTI common stock, par value $.01 per share.

"Credit Agreement" refers to the credit agreement providing for our senior secured credit facilities, as amended or amended and restated at the relevant time. **"Revolving Facility"** refers to the revolving credit facility provided under the Credit Agreement, at the relevant time. On February 8, 2005, the Credit Agreement was amended and restated to, among other things, extend the maturity of the Revolving Facility, and add provisions to permit establishment of additional credit facilities thereunder.

"Debt Securities" means our 10.25% senior notes due 2012 (the **"Senior Notes"**) and our 1-5/8% convertible senior debentures due 2024 (the **"Debentures"**) . The Senior Notes were issued under an Indenture dated February 15, 2002 (as supplemented, the **"Senior Note Indenture"**). The Debentures were issued under an Indenture dated January 22, 2004 (as supplemented, the **"Debenture Indenture"**).

"GrafTech Finance" refers to GrafTech Finance Inc. only. GrafTech Finance is a direct wholly-owned, special purpose finance subsidiary of GTI and the borrower under the Revolving Facility. GrafTech Finance is the issuer of the Senior Notes and a guarantor of the Debentures.

"GrafTech Global" refers to GrafTech Global Enterprises Inc. only. GrafTech Global is a direct wholly-owned subsidiary of GTI and the direct or indirect holding company for all of our operating subsidiaries. GrafTech Global is a guarantor of the Senior Notes, the Debentures and the Revolving Facility.

"GTI" refers to GrafTech International Ltd. only. GTI is our public parent company and the issuer of the Debentures and our publicly traded common stock and the related preferred share purchase rights registered under the Exchange Act and listed on the NYSE. GTI is a guarantor of the Senior Notes and the Revolving Facility.

"Subsidiaries" refers to those companies that, at the relevant time, are or were majority owned or wholly-owned directly or indirectly by GTI or its predecessors to the extent that those predecessors' activities related to the graphite and carbon business. All of GTI's subsidiaries have been wholly-owned (with de minimis exceptions in the case of certain foreign subsidiaries) since January 1, 2000 or earlier, except for:

- Carbone Savoie, which had been 70% owned; and
- AET, which is 97.5% owned.

"UCAR Carbon" refers to UCAR Carbon Company Inc. only. UCAR Carbon is our wholly-owned subsidiary through which we conduct most of our U.S. operations. UCAR Carbon is a guarantor of the Senior Notes, the Debentures and the Revolving Facility.

"We," "us" or **"our"** refers to GTI and its subsidiaries collectively or, if the context so requires, AET, GTI, GrafTech Global, GrafTech Finance or UCAR Carbon, individually.

Presentation of Financial, Market and Legal Data. References to cost in the context of our low cost advantages and strategies do not include the impact of special charges, expenses or credits, such as those related to investigations, lawsuits, claims, restructurings or impairments, or the impact of changes in accounting principles.

Unless otherwise noted, when we refer to **"dollars"**, we mean U.S. dollars. Unless otherwise noted, all dollars are presented in millions.

References to spot prices for graphite electrodes mean prices under individual purchase orders (not part of an annual or other extended purchase arrangement) for near term delivery for standard size graphite electrodes used in large electric arc steel melting furnaces (sometimes called "**melters**" or "**melter** applications") as distinct from, for example, a ladle furnace or a furnace producing non-ferrous metals.

Neither any statement made in this Report nor any charge taken by us relating to any legal proceedings constitutes an admission as to any wrongdoing.

Unless otherwise noted, market and market share data in this Report are our own estimates. Market data relating to the steel, electronics, semiconductor, thermal management, transportation, petrochemical and other metals industries, our general expectations concerning such industries and our market position and market share within such industries, both domestically and internationally, are derived from trade publications relating to those industries and other industry sources as well as assumptions made by us, based on such data and our knowledge of such industries. Market and market share data relating to the graphite and carbon industry as well as cost information relating to our competitors, our general expectations concerning such industry and our market position and market share within such industry, both domestically and internationally, are derived from the sources described above and public filings, press releases and other public documents of our competitors as well as assumptions made by us, based on such data and our knowledge of such industry. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors-Risks Relating to Us" and "Risk Factors – Forward Looking Statements" in this Report. We cannot guarantee the accuracy or completeness of this market and market share data and have not independently verified it. None of the sources mentioned above has consented to the disclosure or use of data in this Report.

Unless otherwise noted, references to "**market shares**" are based on sales volumes for the relevant year and references to "**natural graphite products**" do not include mined natural graphite flake.

Unless otherwise noted, references to "**capacity utilization rates**" for the graphite electrode industry refer to actual or effective annual manufacturing capacity as opposed to theoretical or rated annual manufacturing capacity and references to maximum or virtually maximum operating levels or utilization rates mean capacity utilization rates in excess of 95%. In determining capacity utilization rates, we use the available capacity estimated as of the end of the relevant year, and we exclude the domestic graphite electrode manufacturing capacity and demand for non-melter applications in China.

Unless otherwise noted, references to productivity mean annual graphite electrode production volume (in metric tons) per graphite electrode employee or fixed cost per unit of output.

Unless otherwise noted, references to constraint utilization rates for our graphite electrode facility refer to actual annual hours of operation divided by actual annual hours available for operation. We believe that constraint time and constraint utilization are meaningful measures of our operating capability. We strive to maximize revenue per constraint hour to maximize our profitability.

The GRAFTECH logo, GRAFOIL®, and GRAFOAM® are our trademarks and trade names used in this report. This Report also contains trademarks and trade names belonging to other parties.

We make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We maintain our website at *http://www.graftech.com*. The information contained on our web site is not part of this Report. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Please see *http://www.sec.gov* for more information.

We have a code of ethics (which we call our Code of Conduct and Ethics) that applies to our principal executive officer, principal financial officer, principal accounting officers and controller, and persons performing similar functions, as well as our other employees, and which is intended to comply, at a minimum, with the listing standards of the NYSE as well as the Sarbanes-Oxley Act of 2002 and the SEC rules adopted thereunder. A copy of our Code of Conduct and Ethics is available on our web site at *http://www.graftech.com/NR/rdonlyres/ecihzkkc3 wqgvvplpgnt4zjqbjcuauwr62z5uciycpczwo7sa4 at2oxy6pfetd5kyvla6imojlmdom7yxfrerwzo26d/ Code+of+Conduct+and+Ethics.pdf.*

We also have corporate governance guidelines (which we call the Charter of the Board of Directors) which is available on our website at *http://www.graftech.com/GrafTech/ About+Our+Company/Corporate+Governance/ Corporate+Governance+Guidelines.htm* as required by the NYSE. You may request a copy of the Charter of the Board of Directors, at no cost, by oral or written request to: *GrafTech International Ltd.*, 12900 Snow Road, Parma, Ohio, 44130, Attention: Kelly J. Powell, Manager of Investor Relations, Telephone (216) 676-2000.

Item 1. Business

INTRODUCTION

Our vision is to enable customer leadership, better and faster than our competition, through the creation, innovation and manufacture of graphite and carbon material science-based solutions. We have over 120 years of experience in the research and development of graphite and carbon-based solutions and our intellectual property portfolio is extensive. Our business was founded in 1886 by the National Carbon Company.

We are one of the world's largest manufacturers of the broadest range of high quality graphite electrodes, products essential to the production of electric arc furnace ("**EAF**") steel and various other ferrous and nonferrous metals. We are one of the largest manufacturers of high quality natural graphite products enabling thermal management solutions for the electronics industry and fuel cell solutions for the transportation and power generation industries. We are one of the world's largest manufacturers and providers of graphite and carbon products, as well as related technical services, including advanced graphite and carbon materials for the semiconductor, transportation, petrochemical and other metals markets. We service customers in about 80 countries, including industry leaders such as Arcelor Mittal, BaoSteel, Gerdau S.A. and ThyssenKrupp Steel in steel, Apple, Samsung and Sony in electronics, MEMC Electronic Materials in semiconductors and Ballard Power Systems in fuel cells.

We currently manufacture our products in 11 state-of-the-art manufacturing facilities strategically located on four continents. We believe our network has the largest manufacturing capacity, has one of the lowest manufacturing cost structures of all of our major competitors and delivers the highest-level quality products. We currently have the operating capability, depending on product demand and mix, to manufacture up to 223,000 metric tons of graphite electrodes annually from our existing assets. We believe that our unique global manufacturing network provides us with significant competitive advantages in product quality, proximity to customers, timely and reliable product delivery, and product costs. Given our global network, we are well positioned to serve the growing number of consolidated, global, multi-plant steel customers as well as certain smaller, regional customers and segments.

We operate the premier research, development and testing facilities in the graphite and carbon industry, and we believe we are the industry leader in graphite and carbon material science and high temperature processing know-how. We believe our technological capabilities for developing products with superior thermal, electrical and physical characteristics provide us with a competitive advantage. These capabilities have enabled us to accelerate development and commercialization of our technologies to exploit markets with high growth potential, including products for electronic thermal management and fuel cell applications.

Products. We have four major product categories: graphite electrodes, advanced graphite materials, carbon refractories and natural graphite. The information required by Item 1 with respect to financial information regarding our reportable segments and geographic areas is set forth under "Segment Reporting" in Note 4 to the Consolidated Financial Statements and is incorporated herein by reference.

Reportable Segments. Previously, our businesses reported in the following reportable segments: Synthetic Graphite, which consists of graphite electrodes, cathodes and advanced graphite materials and related services; and Other, which consists of natural graphite, carbon electrodes, and refractories and related services.

In the fourth quarter of 2006, we sold our cathode assets (including our 70% interest in Carbone Savoie) for $135.0 million less certain price adjustments and the purchaser's assumption of liabilities. In accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," we have classified this business as discontinued operations and have reflected this for all periods contained within this Report. As a result of the sale, the structure of our organization as well as the methods and information used by the chief operating decision maker to allocate resources and assess performance was realigned to meet improved corporate goals and strategies. With these changes, we evaluated our reportable segments under Financial Accounting Standards Board SFAS No. 131,

"Disclosures about Segments of an Enterprise and Related Information" and have concluded that our graphite electrode and advanced graphite materials businesses are now reportable segments. The remaining operating segments, natural graphite products, refractories, and carbon electrodes are combined as Other Businesses and reflected as a third segment. The segment information throughout this Report has been adjusted to reflect these changes.

Graphite Electrode. Our graphite electrode segment manufactures and delivers high quality graphite electrodes and related services. Electrodes are key components of the conductive power systems used to produce steel and other non-ferrous metals.

We are one of the world's largest manufacturers of the broadest range of high quality graphite electrodes. Approximately 70% of our graphite electrodes sold is consumed in the EAF steel melting process, the steel making technology used by all "mini-mills," typically at a rate of one graphite electrode every eight to ten operating hours. We believe that mini-mills constitute the higher long-term growth sector of the steel industry and that there is currently no commercially viable substitute for graphite electrodes in EAF steel making. Therefore, graphite electrodes are essential to EAF steel production. The remaining 30% of our graphite electrodes sold are primarily used in various other ferrous and non-ferrous melting applications, including steel refining (that is, ladle furnace operations for both EAF and blast oxygen furnace steel production), titanium dioxide production and chemical processing.

Advanced Graphite Materials. Advanced graphite materials include primary and specialty products such as isomolded, molded, and extruded products for transportation, semiconductor and other markets, as further described below.

Other Businesses. Other businesses include natural graphite products, refractories, and carbon electrodes, as further described below.

GRAPHITE ELECTRODE SEGMENT

Our graphite electrode segment, which had net sales of $567.9 million in 2004, $582.5 million in 2005 and $670.0 million in 2006, manufactures and delivers high quality graphite electrodes as well as customer technical services. Graphite electrode sales represented approximately 77%, 75% and 78% of consolidated net sales for 2004, 2005 and 2006, respectively. We estimate that, in 2006, the worldwide market for graphite electrodes was over $3.8 billion. Customers for these products are located in all major geographic markets.

Use of graphite electrodes in electric arc furnaces. Graphite electrodes are consumed primarily in electric arc furnace steel production, the steel making technology used by all "mini-mills." Graphite electrodes are also consumed in the refining of steel in ladle furnaces and in other smelting processes such as production of titanium dioxide.

Electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal, iron ore or other raw materials used to produce steel or other metals. The electrodes are consumed in the course of that production.

Electric arc furnaces operate using either alternating electric current (A/C) or direct electric current (D/C). The vast majority of electric arc furnaces use alternating current. Each of these furnaces typically uses nine electrodes (in three columns of three electrodes each) at one time. The other electric arc furnaces, which use direct current, typically use one column of three electrodes. The size of the electrodes varies depending on the size of the furnace, the size of the furnace's electric transformer and the planned productivity of the furnace. In a typical furnace using alternating current and operating at a typical number of production cycles per day, one of the nine electrodes is fully consumed (requiring the addition of a new electrode), on average, every eight to ten operating hours. The actual rate of consumption and addition of electrodes for a particular furnace depends primarily on the efficiency and productivity of the furnace. Therefore, demand for graphite electrodes is directly related to the amount and efficiency of electric arc furnace steel production.

Electric arc furnace steel production requires significant heat (as high as 5,000 degrees Fahrenheit) to melt the raw materials in the furnace, primarily scrap metal. Heat is generated as electricity (as much as 150,000 amps) passes through the electrodes and creates an electric arc between the electrodes and the raw materials.

Graphite electrodes are currently the only known commercially available products that have the high levels of electrical conductivity and the capability of sustaining the high levels of heat generated in an electric arc furnace producing steel. Therefore, graphite electrodes are essential to the production of steel in electric arc furnaces. We believe there is currently no commercially viable substitute for graphite electrodes in electric arc furnace steel making. We estimate that, on average, the cost of graphite electrodes represents about 2% of the cost of producing steel in a typical electric arc furnace.

Electric arc furnace steel production for the last five years has grown at an estimated average annual growth rate of about 5%. We believe that EAF steel production will continue to grow at an average annual long term growth rate of about 3% to 4%. Electric arc furnace steel production was approximately 365 million metric tons in 2006, representing approximately a third of the world's steel production. We estimate that steel makers worldwide added 17.1 million metric tons of new EAF capacity in 2006, not all of which was fully operational in 2006. We are aware of about 29.7 million metric tons of announced new electric arc furnace steel production capacity that is scheduled to be added in the 2007 through 2009 time period, approximately 10% of which is replacement capacity. Additionally, not all of such capacity is expected to be fully operational during this time period.

Relationship Between Graphite Electrode Demand and EAF Steel Production. The improved efficiency of electric arc furnaces has resulted in a decrease in the average rate of consumption of graphite electrodes per metric ton of steel produced in electric arc furnaces (called "**specific consumption**"). We estimate that specific consumption declined from about 2.5 kilograms of graphite electrodes per metric ton of steel produced in 2000 to about 2.1 kilograms per metric ton in 2006. We believe that the rate of decline of specific consumption over the long term has become lower. We believe that the decline in specific consumption will continue at a more gradual pace, on average, as the costs (relative to the benefits) increase for EAF steel makers to achieve further efficiencies in specific consumption. We further believe that the rate of decline in the future will be impacted by the addition of new EAF steel making capacity. To the extent that this new capacity replaces old capacity, it has the accelerated effect of reducing industry wide specific consumption due to the efficiency of new electric arc furnaces relative to the old. However, to the extent that this new capacity increases industry wide EAF steel production capacity and that capacity is utilized, it creates additional demand for graphite electrodes.

Increases in EAF steel production, offset by declines in specific consumption, resulted in corresponding changes in demand for graphite electrodes. Graphite electrode demand is expected to grow over the long term at an estimated average annual growth rate of about 1% to 2%, based on the anticipated growth of EAF steel production, partially offset by the decline in specific consumption described above. We believe that the graphite electrode industry manufacturing capacity utilization rate worldwide was about 96% in 2004, 95% in 2005 and 95% in 2006.

Production Capacity. We believe that the worldwide total graphite electrode manufacturing capacity is over 1.4 million metric tons. The market in which we compete, which excludes capacity used to make electrodes for domestic non-melter applications in China, is approximately 1.1 million metric tons. There are 2 global, and approximately 7 other notable regional or local producers, who we believe have approximately 829,000 metric tons of this capacity. The remaining capacity is maintained by over fifteen other local or regional manufacturers.

We believe that in the markets in which we compete there is over 1.0 million metric tons of demand that corresponds with this capacity, representing a utilization rate of over 95%.

As a result of repositioning our global manufacturing network and other actions, as well as our proprietary process and technological improvements, we have the capability, depending on product demand and mix, to manufacture up to 223,000 metric tons of graphite electrodes annually from our existing assets. We believe that our Monterrey, Mexico facility is one of the largest graphite electrode manufacturing facilities in the world.

Graphite Electrode Market Share. We estimate that about 65% of the EAF steel makers worldwide (other than in China, for which reliable information is not generally available) and about 77% of the EAF steel makers in the U.S. and the markets where we have manufacturing facilities, purchased all or a portion of their graphite electrodes from us in 2006. For 2006, we further estimate that we supplied about 36% of all graphite electrodes purchased in the U.S. and the markets where we have manufacturing facilities, and about 16% worldwide (including China), and about 20% in markets in which we compete. We estimate that the worldwide market for graphite electrodes was approximately $3.8 billion in 2006 (including China).

We estimate that, in 2006, we sold graphite electrodes in about 70 countries. Sales in the United States and South Africa account for approximately 18% and 10%, respectively, of total net sales of our graphite electrode segment. No other country accounts for more than 10% of the total net sales of our graphite electrode segment.

ADVANCED GRAPHITE MATERIALS SEGMENT

Demand for our advanced graphite materials increased significantly in 2006 as compared to 2005. The increases were mainly in the energy related markets, including solar, silicon and oil and gas exploration, and defense and transportation industries. We operated our advanced graphite materials capacity at very high levels in 2006.

Our advanced graphite materials segment, which had sales of $79.1 million in 2004, $88.5 in 2005, and $103.7 million in 2006, manufactures primary and specialty products for the transportation, semiconductor and other markets. Advanced graphite materials represented approximately 11% of consolidated net sales for 2004, and approximately 12% for 2005 and 2006. We estimate that the worldwide market for advanced graphite materials was $300 million in 2006.

Advanced graphite materials include isomolded, molded and extruded products in a variety of shapes and grades, weighing from a few kilograms to ten metric tons, for diverse applications. These materials include primary products (such as bulk graphite blocks (called "**billets**") that are sold to customers for further processing or finishing for end users) and specialty products (such as pressure casting molds for steel railroad car wheels).

Our isomolded products are used in applications including continuous casting and hot press manufacturing processes and resistance heating elements. Our molded products are used in applications including high temperature furnaces and crucibles, chemical processing equipment and centrifugal casting equipment. Our extruded products are used in applications including fused refractories, diamond drill bits and semiconductor components as well as in applications in aluminum refining. In addition, certain of our materials, when combined with advanced flexible graphite, provide superior heat management solutions for insulation packages, induction furnaces, high temperature vacuum furnaces and direct solidification furnaces and other industrial thermal management applications.

OTHER BUSINESSES

Natural Graphite Products. We invented natural graphite products, consisting of advanced flexible graphite and flexible graphite, including our electronic thermal management ("ETM") solutions, used for the electronics, power generation, automotive, petrochemical, and transportation industries. We are one of the world's largest manufacturers of natural graphite products for these uses and applications.

Refractories. We also manufacture carbon, semi-graphitic, and graphite refractory blocks which are used primarily for their high thermal conductivity and the ease with which they can be machined to large or complex shapes. Common applications in blast furnace and submerged arc furnaces include cooling courses in the hearth bottoms for heat distribution and removal, backup linings in hearth walls for improved heat transfer and safety, and lintels over copper cooling plates where a single brick cannot span the cooling plate.

Carbon Electrodes. Carbon electrodes are used in the production of ferro-alloys and silicon metal, a raw material primarily used as an alloying agent in the manufacture of aluminum, and for production of chemical products in the chemical industry. As previously disclosed, we plan to completely exit these operations by the end of 2007.

BUSINESS STRATEGIES

Our goal is to increase our throughput by maximizing the amount and speed of cash generated from the defined constraint of our assets every day. We believe that, by maximizing the amount and speed of these cash flows, we will deliver enhanced financial performance and return on shareholder value. We have transformed our operations, building sustainable competitive advantages to enable us to compete successfully in our major product lines regardless of changes in economic conditions, to realize enhanced performance as economic conditions improve and to exploit growth opportunities from our intellectual property portfolio. Our business strategies are designed to expand upon our competitive advantages by:

Deleveraging and Building Stockholder Value. We believe that our business strategies support our goal of maximizing the amount and speed of cash generated and should accelerate our ability to enhance our capital structure by further reducing our gross debt obligations. We have, through successful offerings of the Senior Notes and the Debentures and our successful 2005 refinancing of the Revolving Facility, enhanced our financial stability and liquidity. Deleveraging remains a priority for us and we may from time to time purchase Senior Notes and Debentures in the open market or in privately negotiated transactions. In February 2007, we redeemed $120 million of the Senior Notes at 105.125% of the principal amount, plus accrued interest. We also expect to redeem an additional $15 million of Senior Notes in March 2007.

In connection with and building on our focus on deleveraging, we continually review our assets, product lines and businesses to seek out opportunities to maximize value, through re-deployment, divestiture or other means. We currently plan to sell certain real estate and may at any time sell other assets, product lines or businesses.

Leveraging Our Unique Global Manufacturing Network. We have repositioned our global manufacturing network by shutting down higher cost facilities and redeploying that capacity to our lower cost, strategically located facilities. We have also adopted a constraint-management philosophy that systematically seeks to drive higher utilization rates (constraint utilization) and more productivity from our existing assets. We believe that our unique global manufacturing network provides us with significant competitive advantages in product quality, product costs, proximity to customers, timely and reliable delivery, and operational flexibility to adjust product mix to meet the diverse needs of a wide range of market segments and customers.

We continue to leverage our network to seek to achieve significant increases in throughput generated from our existing assets, through productivity improvements, capital expenditures, and other efficiency initiatives. We believe we can further exploit our network by focusing our superior technical and customer service capabilities on:

- the increasing number of large global customers created by the continuing consolidation trend within the steel industry, to whom we believe we are better positioned than any of our competitors to offer products that meet their volume, product quality, product mix, delivery reliability and service needs at competitive prices; and
- customers in targeted market segments where we have competitive advantages to meet identified customer needs due to the locations of our facilities, the range and quality of our products, the utilization of our capacity, the value of our customer technical service, our low cost supplier advantage and other factors.

We believe that our graphite electrode business has one of the top market shares in the world. In 2006, our worldwide market share in markets we participate in was about 20% in graphite electrodes.

We sell our products in every major geographic market. Sales of these products outside the U.S. accounted for about 66% of net sales in 2005 and 82% in 2006. No single customer or group of affiliated customers accounted for more than 10% of our total net sales in 2004, 2005 or 2006.

We believe that we operate the most technologically sophisticated advanced natural graphite production line in the world and we are the manufacturer best positioned to supply natural graphite products to the electronic thermal management and fuel cell markets. We are the world's largest manufacturer of natural graphite for these markets and one of the largest manufacturers for automotive and petrochemical applications.

Accelerating Commercialization of Advantaged Technologies. We believe that our technological capabilities for developing products with superior thermal, electrical and physical characteristics provide us with a potential growth opportunity as well as a competitive advantage. We seek to exploit these capabilities and our intellectual property portfolio to accelerate development and commercialization of these technologies across all of our businesses, to improve existing products, including super-size graphite electrodes and large-diameter pinless electrodes used in the most demanding electric arc steel production furnaces, and to develop and commercialize new products for higher growth rate markets such as electronic thermal management technologies. For the past four years, we have received *R&D Magazine's* prestigious R&D 100 Award, granted to identify the 100 most technologically significant commercialized products each year. We received this award in 2003 and 2004 for our achievements in electronic thermal management products, in 2005 for our large-diameter pinless graphite electrodes, and in 2006 for GRAFOAM®, a unique high strength, light weight carbon foam.

Delivering Exceptional and Consistent Quality. We believe that our products are among the highest quality products available in our industry. We have been recognized as a preferred or certified supplier by many major steel companies and have received numerous technological innovation and other awards by industry groups, customers and others. Using our technological capabilities, we continually seek to improve the consistent overall quality of our products and services, including the performance characteristics of each product, the uniformity of the same product manufactured at different facilities and the expansion of the range of our products. We believe that improvements in overall quality create significant efficiencies and market opportunities for us, provide us the opportunity to increase sales volumes and market share, and create production efficiencies for our customers.

Providing Superior Technical Service. We believe that we are the recognized industry leader in providing value added technical services to customers for our major product lines. We believe that we have the largest customer technical service and related supporting engineering and scientific organizations in our industry, with more than 230 engineers, scientists and specialists around the world. Our employees assist key steel and other metals customers in furnace design, operation and upgrade to reduce energy consumption, improve raw material costs and increase output. In addition, our employees assist customers and others who design, develop or produce electronic devices to integrate our advanced flexible graphite solutions into their new devices.

PRODUCTION PLANNING

We plan and source our graphite electrodes production globally. We have evaluated virtually every aspect of our global supply chain, and we have redesigned and implemented changes to our global manufacturing, marketing and sales processes to leverage the strengths of our repositioned manufacturing network. Among other things, we have eliminated manufacturing bottlenecks, improved product and service quality and delivery reliability, expanded our range of products, and improved our global sourcing and product mix for our customers. We continue to implement global productivity and efficiency initiatives, including improvements in performance through realignment and standardization of global supply chain processes.

We deploy synchronous work processes at most of our manufacturing facilities. We have also installed and continue to install and upgrade proprietary process technologies at our graphite electrode manufacturing facilities and use statistical process controls in our manufacturing processes for all products.

We utilize capabilities within our global information systems to seek to optimize our global sourcing for maximum profitability. Our global manufacturing network also helps us to minimize risks associated with dependence on any single economic region.

MANUFACTURING

Graphite Electrode. The manufacture of a graphite electrode takes, on average, about two months. Graphite electrodes range in size from three inches to 30 inches in diameter and two feet to nine feet in length and weigh between 20 pounds and 4,800 pounds (2.2 metric tons).

The manufacture of graphite electrodes involves the six main processes described below:

Forming: Calcined petroleum coke is crushed, screened, sized and blended in a heated vessel with coal tar pitch. The resulting plastic mass is extruded through a forming press and cut into cylindrical lengths (called "**green**" electrodes) before cooling in a water bath.

Baking: The "green" electrodes are baked at about 1,400 degrees Fahrenheit in specially designed furnaces to purify and solidify the pitch and burn off impurities. After cooling, the electrodes are cleaned, inspected and sample-tested.

Impregnation: Baked electrodes are impregnated with a special pitch when higher density, mechanical strength and capability to withstand higher electric currents are required.

Rebaking: The impregnated electrodes are rebaked to carbonize the special pitch and burn off volitiles, thereby adding strength to the electrodes.

Graphitizing: Using a process that we developed, the rebaked electrodes are heated in longitudinal electric resistance furnaces at about 5,000 degrees Fahrenheit to restructure the carbon to its characteristically crystalline form, graphite. After this process, the electrodes are gradually cooled, cleaned, inspected and sample-tested.

Machining: After graphitizing, the electrodes are machined to comply with international specifications governing outside diameters, overall lengths and joint details. Tapered sockets are machine-threaded at each end of the electrode to permit the joining of electrodes in columns by means of correspondingly double-tapered machine-threaded graphite nipples (called "**pins**"), except in the case of our pinless graphite electrodes.

We generally warrant to our customers that our electrodes will meet our specifications. Electrode returns and replacements have aggregated less than 1% of net sales in each of the last three years.

Our graphite electrodes are manufactured in Mexico, Brazil, South Africa, France and Spain.

Advanced Graphite Materials. Advanced graphite materials are manufactured using raw materials, processes and technologies similar to those of graphite electrodes. Manufacturing lead times range between four to six months for most products and depend on the specific material properties that are needed to be imparted in the final billet. After the forming, baking, impregnation, rebaking and graphitization steps, the billets are either dressed and sold as raw stock or are machined into custom parts against proprietary specifications supplied by our customers. These custom parts include, but are not limited to graphite crucibles, heater rods and fluxing tubes.

Graphite insulation products, another product line from this division, start with the forming of graphite fiber into low density blocks through the use of a proprietary forming process. These blocks are then baked and cured at temperatures in excess of 2000° C. The cured blocks are appropriately sized in additional manufacturing steps.

We manufacture advanced graphite materials in the United States, South Africa, France and Italy.

Other Businesses. We use a proprietary process to convert mined natural graphite flake into expandable graphite, an intermediate product. We manufacture advanced flexible graphite by subjecting expandable or flexible graphite to additional proprietary processing.

Our natural graphite business operates two state-of-the-art manufacturing facilities in the U.S. We believe that we operate the world's most technologically sophisticated advanced natural graphite production line. Refractories are manufactured primarily in the United States, using a proprietary "hot press" process.

Quality Standards and Maintenance. Most of our global manufacturing facilities are certified and registered to ISO 9001-2000 international quality standards and some are certified to QS 9000-1998 standards. Natural graphite has a quality assurance system designed to meet the most stringent requirements of its customers and is ISO TS 16949:2002 certified. Major maintenance at our facilities is conducted on an ongoing basis.

Raw Materials and Suppliers. The primary raw materials for electrodes are engineered by-products and residues of the petroleum and coal industries. We use these raw materials because of their high carbon content. The primary raw materials for graphite electrodes are calcined petroleum cokes (needle coke), coal tar pitch and petroleum pitch. We purchase raw materials from a variety of sources and believe that the quality and cost of our raw materials on the whole is competitive with or better than those available to our competitors.

We have a strategic alliance with ConocoPhillips, the largest producer of petroleum coke, to improve the supply chain for our primary raw material and, since the beginning of 2001, we have purchased a majority of our requirements for petroleum coke, at annually negotiated prices, from multiple plants of ConocoPhillips under an evergreen supply agreement. This evergreen supply agreement contains customary terms and conditions, including price renegotiation, dispute resolution and termination provisions, including, upon a termination, a 3-year supply arrangement with reducing volume commitments.

In 2004, Unocal sold its interest in its needle coke production company in Lemont, Illinois, to its partner, Citgo. Citgo announced that it would convert its facility from producing needle grade coke to fuel grade coke. We believe that Citgo stopped producing needle coke in late 2005. This loss of volume has led to a decline in the supply of premium needle coke. We do not believe that there is any needle coke expansion plans that would completely cover the loss of the coke previously produced in Lemont. In 2005 and 2006, these events had little to no effect on our ability to procure premium quality needle coke. For 2007, we have negotiated all of our needle coke requirements at annually fixed prices.

We purchase energy from a variety of sources. Electric power used in manufacturing processes is purchased from local suppliers under contracts with pricing based on rate schedules or price indices. Our electric costs can vary significantly depending on these rates and usage. Natural gas used in manufacturing processes is purchased from local suppliers primarily under annual volume contracts with pricing based on various natural gas price indices.

DISTRIBUTION

We deploy various demand management and inventory management techniques to seek to ensure we can meet our customers' delivery requirements while still maximizing the utilization of our production capacity. We can experience significant variation in our customers' delivery requirements as their specific needs vary and change through the year. We generally seek to maintain appropriate inventory levels, taking into account these factors as well as the significant differences in manufacturing cycle times for graphite electrode products and our customers' products.

Finished products are generally stored at our manufacturing facilities. Limited quantities of some finished products are also stored at local warehouses around the world to meet customer needs. We ship our finished products to customers primarily by truck and ship, using "just in time" techniques, where practical.

Proximity of manufacturing facilities to customers can provide a competitive advantage in terms of cost of delivery of graphite electrodes. These costs are affected by changes in currency exchange rates, methods of shipment, import duties and whether the manufacturing facilities are located in the same economic trading region as the customer. We believe that our manufacturing facilities are uniquely located around the world to supply graphite electrodes globally and that the locations of our facilities allow us to effectively compete in the global market.

SALES AND CUSTOMER SERVICE

Our product quality and our unique global manufacturing network, its proximity to regional and local customers and market segments and the related low cost structure allow us to deliver a broad range of product offerings across various market segments. We differentiate and sell the value of our product offerings, depending on the market segment or specific product application, primarily based on product quality and performance, delivery reliability, price, and customer technical service.

We price our offers based on the value that we believe we deliver to our customers. Pricing may vary within any given industry, depending on the market segment within that industry and the value of the offer to a specific customer. We believe that we can achieve premium prices through our value added offerings to customers. In certain market segments where the product is less differentiated, we may achieve little or no premium for our offer. Substantially all of our graphite electrode customers generally seek to negotiate and secure the reliable supply of their anticipated volume requirements on a semi-annual or annual basis, sometimes called the "graphite electrode book building process". The remainder of our graphite electrode customers purchase their electrodes as needed at then current market prices (i.e., at the spot price). Orders taken pursuant to our standard terms and conditions are generally not cancelable by the customer. However, these orders are subject to renegotiation or adjustment to meet changing market conditions. Currently, we do not manage or operate based on a backlog.

We believe that we are the recognized industry leader in providing value added technical services to customers for our major product lines, and that we have the largest customer technical service and related supporting engineering and scientific organizations in our industry, with more than 230 engineers, scientists and specialists around the world.

We deploy these selling methods and our customer technical service to address the specific market needs of all products.

Graphite Electrode. We sell our graphite electrodes primarily through our direct sales force, whose members are trained and experienced with our products. Our direct sales force operates from 15 sales offices located around the world. We also sell products through independent sales representatives and distributors.

We have graphite electrode customer technical service personnel based around the world who assist customers to maximize their production and minimize their costs. We employ about 130 engineers and technicians to provide technical service and advice to key steel and other metals customers. These services include furnace design and operation, as well as furnace upgrades to reduce energy consumption, improve raw material costs and increase output. We believe that our graphite electrode segment has more technical service engineers located in more countries than any of its competitors.

Advanced Graphite Materials. Specialty graphite products are sold using direct employees and independent sales representatives and distributors in all major geographic markets of the world including North & South America, Africa, Europe and Asia.

The majority of our products are custom built to customer specifications after an iterative design process between the customer's engineers and our sales and technical service employees. Our sales personnel are trained and experienced with the products they sell. We provide technical service to our customers through dedicated technical service engineers who operate out of our North American and European facilities. We believe that our technical service differentiates us from our competition and take pride in our ability to support the technical requirements of our customers better and faster than our competitors.

Other Businesses. Our natural graphite products are sold through direct field sales employees and through independent sales representatives and distributors.

Our refractory products are sold through a direct global sales force, located in all of the major refractory markets, as well as through independent sales representatives and distributors. We believe that our customer technical service staff is highly regarded.

TECHNOLOGY

We believe that we are the industry leader in graphite and carbon materials science and high temperature processing know-how and that we operate the premier research, development and testing facilities in our industry. We have over 120 years of experience in the research and development of graphite and carbon technologies. Over the past several years, we have analyzed our intellectual property portfolio to identify new product opportunities in markets with high growth potential for us, redirected research to enhance and exploit our portfolio and accelerated development of products for those markets.

Research and Development. We conduct our research and development both independently and in conjunction with our strategic partners, customers and others. We have a dedicated technology center located at our corporate headquarters in Ohio, which focuses on all products. We also have a pilot plant that has the capability to produce small or trial quantities of new or improved graphite products. In addition, we have a state-of-the-art testing facility located at our headquarters capable of conducting physical and analytical testing for those products. The activities at these centers and facilities are integrated with the efforts of our engineers at our manufacturing facilities who are focused on improving manufacturing processes.

Research and development expenses amounted to $5.9 million, $7.4 million and $10.6 million in 2004, 2005 and 2006, respectively.

We believe that our technological and manufacturing strengths and capabilities provide us with a significant growth opportunity as well as a competitive advantage and are important factors in the selection of us by industry leaders and others as a strategic partner. Our technological capabilities include developing products with superior thermal, electrical and physical characteristics that provide a differentiating advantage. We seek to exploit these strengths and capabilities across all of our businesses, to improve existing products and to develop and commercialize new products for markets with high growth potential.

Developments by us include:

- larger and stronger graphite electrodes;
- new chemical additives to enhance raw materials used in the manufacture of graphite electrodes;
- patented advanced pin technology for graphite electrodes;
- patent pending pinless large diameter graphite electrodes;
- products for PEM fuel cells that are enabling fuel cell commercialization; and
- new electronic thermal management technologies.

A significant portion of our research and development is focused on new product development, including advancements in electrode technology, achievement of the objectives of our strategic alliances with companies that use or specify the use of electronic thermal management technologies and our strategic alliance with Ballard Power Systems for PEM fuel cells.

Technology Licensing and Research, Testing and Other Services. We offer, through licensing contracts, rights to use our intellectual property to other firms developing or manufacturing products. We also provide, through service contracts:

- research and development services;
- extensive product testing services (such as high temperature testing and analysis);
- high temperature heat treating services;
- graphite and carbon process and product technology, consulting and development services; and
- information services to customers, suppliers and universities to assist in their development of new or improved process and product technology.

Intellectual Property. We believe that our intellectual property, consisting primarily of patents and proprietary know-how, particularly the intellectual property relating to electronic thermal management and fuel cell power generation, and information provides us with competitive advantages and is important to our growth opportunities. Our intellectual property portfolio is extensive, with about 320 U.S. and foreign patents and over 440 U.S. and foreign pending carbon and graphite related patent applications, which we believe is more than any of our major competitors. Over 120 of these patents were granted during the past five years. Among our competitors, we hold the largest number of patents for flexible graphite as well as the largest number of patents relating to the use of natural graphite for PEM fuel cell applications. In addition, we have obtained exclusive and non-exclusive licenses to various U.S. and foreign patents relating to our technologies. These patents and licenses expire at various times over the next two decades.

We own, and have obtained licenses to, various trade names and trademarks used in our businesses. For example, the trade name and trademark UCAR are owned by Union Carbide Corporation (which has been acquired by Dow Chemical Company) and are licensed to us on a worldwide, exclusive and royalty-free basis until 2015. This particular license automatically renews for successive ten-year periods. It permits non-renewal by Union Carbide commencing after the first ten-year renewal period upon five years' notice of non-renewal.

We rely on patent, trademark, copyright and trade secret laws as well as appropriate agreements to protect our intellectual property. Among other things, we seek to protect our proprietary know-how and information, through the requirement that employees, consultants, strategic partners and others, who have access to such proprietary information and know-how, enter into confidentiality or restricted use agreements.

COMPETITION

Graphite Electrode. Competition in the graphite electrode segment is based primarily on product differentiation and quality, delivery reliability, price, and customer service, depending on the market segment or specific product application.

Global and regional economic conditions and prior antitrust investigations, lawsuits and claims have had an impact on the graphite electrode industry. We believe that, at a minimum, these impacts include increased price competition and increased debt or cost burdens, or both, for most manufacturers in the industry.

In the most demanding product applications (that is, graphite electrodes that can operate in the largest, most productive and demanding EAF steel mills in the world), we compete primarily on product quality, delivery reliability, price and customer technical service. We believe these are prerequisite capabilities that not all producers of graphite electrodes possess or can demonstrate consistently. In this market segment, we primarily compete with higher quality graphite electrode producers, although certain other lower quality producers can demonstrate adequacy in certain melters.

In other product applications, including ladle furnaces requiring less demanding performance and certain other ferrous and non-ferrous market segments, we compete based on product differentiation, product quality and price. Our product quality, unique global manufacturing network, proximity to regional and local customers and market segments and the related lower cost structure allows us to deliver a broad range of product offerings across these various market segments.

We believe that there are no current commercially viable substitutes for graphite electrodes in EAF steel production.

We believe that there are significant barriers to entry into our industry, including the need for extensive product and process know-how and other intellectual property and a high initial capital investment. It also requires high quality raw material sources and a developed energy supply infrastructure.

There are only five known multinational graphite electrode producers, GrafTech, SGL Carbon, Tokai Carbon, Showa Denko Carbon and Graphite India. We are the only manufacturer with production facilities in more than three continents. Other notable electrode producers include HEG (India), SEC (Japan) and NDK (Japan). There are several smaller, local manufacturers in the U.S., China, Russia, Ukraine and Romania.

Advanced Graphite Materials. Advanced graphite materials competitors compete on product differentiation, quality, price, delivery reliability and customer service depending on the specific market segment or product application.

We believe we are the technology leader within the market segments we participate in, and we differentiate ourselves based on our ability to provide the customer with a solution that gives them the lowest total operational cost in meeting their product manufacturing needs. We achieve this by using our extensive product, process and application knowledge.

We believe there are significant barriers to entry into this market segment including the need for extensive product and process know-how, intellectual property and a high initial capital investment. In addition, the regular supply of high quality raw materials is limited, making it difficult for a new entrant to compete with a price competitive product that can match our product quality.

We compete with other major specialty graphite competitors on a global basis. These competitors include SGL Carbon, Tokai Carbon, Toyo Tanso and Graphite India. There are also several smaller regional competitors.

Other Businesses. Competition in the natural graphite business with respect to existing products is based primarily on quality and price. Competition with respect to services and new products is based primarily on product and service innovation, performance and cost effectiveness as well as customer service, with the relative importance of these factors varying among services, products and customers. Competition in the refractory businesses is based primarily on product differentiation and quality, delivery reliability, price, and customer service, depending on the market segment or specific product application.

ENVIRONMENTAL MATTERS

We are subject to a wide variety of federal, state, local and foreign laws and regulations relating to the presence, storage, handling, generation, treatment, emission, release, discharge and disposal of hazardous, toxic and other substances and wastes, which govern our current and former properties, neighboring properties and our current operations. These laws and regulations (and the enforcement thereof) are periodically changed and are becoming increasingly stringent. We have experienced some level of regulatory scrutiny at most of our current and former facilities, and have been required to take corrective or remedial actions and incur related costs in the past, and may experience further regulatory scrutiny, and may be required to take further corrective or remedial actions and incur additional costs, in the future. Although it has not been the case in the past, these costs could have a material adverse effect on us in the future.

The principal U.S. laws and regulations to which we are subject include:

- the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act and similar state and local laws which regulate air emissions, water discharges and hazardous waste generation, treatment, storage, handling, transportation and disposal;
- the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and the Small Business Liability Relief and Brownfields Revitalization Act of 2002, and similar state laws that provide for the reporting of, responses to and liability for releases of hazardous substances into the environment; and
- the Toxic Substances Control Act and related laws that are designed to track and control chemicals that are produced or imported into the United States and assess the risk to health and to the environment of new products at early developmental stages.

Further, laws adopted or proposed in various states impose or may impose, as the case may be, reporting or remediation requirements if operations cease or property is transferred or sold.

Our manufacturing operations outside the U.S. are subject to the laws and regulations of the countries in which those operations are conducted. These laws and regulations primarily relate to pollution prevention and the control of the impacts of industrial activities on the quality of the air, water and soil. Regulated activities include, among other things: use of hazardous substances; packaging, labeling and transportation of products; management and disposal of toxic wastes; discharge of industrial and sanitary wastewater; and process emissions to the air.

We believe that we are currently in material compliance with the federal, state, local and foreign environmental laws and regulations to which we are subject. We have received and may in the future receive notices from the U.S. Environmental Protection Agency (the "**USEPA**") or state environmental protection agencies, as well as claims from others, alleging that we are a potentially responsible party (a "**PRP**") under Superfund and similar state laws for past and future remediation costs at hazardous substance disposal sites. Although Superfund liability is joint and several, in general, final allocation of responsibility at sites where there are multiple PRPs is made based on each PRP's relative contribution of hazardous substances to the site. Based on information currently available to us, we believe that any potential liability we may have as a PRP will not have a material adverse effect on us.

As a result of amendments to the Clean Air Act enacted in 1990, certain of our facilities have been or will be required to comply with new standards for air emissions that have been or will be adopted by the USEPA and state environmental protection agencies over the next several years pursuant to regulations that have been or will be promulgated, including the USEPA's anticipated promulgation of maximum achievable control technology standards for the carbon and graphite manufacturing industry. The regulations that have been promulgated to date will necessitate use of additional administrative and engineered controls, and changes in certain manufacturing processes, in order for us to achieve compliance with these regulations. Similar foreign laws and regulations have been or may also be adopted to establish new standards for air emissions, which may also require additional controls on our manufacturing operations outside the U.S. Based on information currently available to us, we believe that compliance with these regulations will not have a material adverse effect on us.

We have sold or closed a number of facilities that had operated solid waste landfills on-site. In most cases where we divested the properties, we have retained ownership of the landfills. When our landfills were or are to be sold, we obtained or seek to obtain financial assurance we believe to be adequate to protect us from any potential future liability associated with these landfills. When we have closed landfills, we believe that we have done so in material compliance with applicable laws and regulations. We continue to monitor these landfills pursuant to applicable laws and regulations. To date, the costs associated with the landfills have not been, and we do not anticipate that future costs will be, material to us.

We establish accruals for environmental liabilities when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. We adjust accruals as new remediation and other commitments are made and as information becomes available which changes estimates previously made.

Estimates of future costs for compliance with environmental protection laws and regulations, and for environmental liabilities, are necessarily imprecise due to numerous uncertainties, including the impact of new laws and regulations, the availability and application of new and diverse technologies, the extent of insurance coverage, the discovery of contaminated properties, or the identification of new hazardous substance disposal sites at which we may be a PRP and, in the case of sites subject to Superfund and similar state and foreign laws, the ultimate allocation of costs among PRPs and the final determination of remedial requirements. Subject to the inherent imprecision in estimating such future costs, but taking into consideration our experience to date regarding environmental matters of a similar nature and facts currently known, we believe that costs and capital expenditures (in each case, before adjustment for inflation) for environmental protection compliance and for remedial response will not increase materially over the next several years.

INSURANCE

We maintain insurance against civil liabilities relating to personal injuries to third parties, for loss of or damage to property, for business interruptions and for environmental matters, to the extent that it is currently available and provides coverage, subject to the applicable coverage limits, deductibles and retentions, and exclusions, that we believe are appropriate upon terms and conditions and for premiums that we consider fair and reasonable in the circumstances. We cannot assure you, however, that we will not incur losses beyond the limits of or outside the coverage of our insurance.

EMPLOYEES

Since 1998, we have reduced our global workforce by about 2,800 employees, or over 50%. At December 31, 2006, we had 2,757 employees, a decrease of about 1,100 employees since 2005. This decrease is primarily attributable to employees transferred to the buyer in the sale of our cathode business and other global restructuring activities. Of the remaining employees, 698 were in Europe (including Russia), 924 were in Mexico and Brazil, 377 were in South Africa, 4 were in Canada, 747 were in the U.S. and 7 were in the Asia Pacific region. At December 31, 2006, 1,850 of our employees were hourly employees.

At December 31, 2006, about 65% of our worldwide employees were covered by collective bargaining or similar agreements, which expire at various times in each of the next several years. At December 31, 2006, about 1,681 employees, or 61% of our employees, were covered by agreements which expire, or are subject to renegotiation, at various times through December 31, 2007. We believe that, in general, our relationships with our unions are satisfactory and that we will be able to renew or extend our collective bargaining or similar agreements on reasonable terms as they expire. We cannot assure, however, that renewed or extended agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to us.

We have not had any material work stoppages or strikes during the past decade.

Item 1A. Risk Factors

An investment in our securities involves a high degree of risk. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we currently deem immaterial, may also have a material adverse effect on us. If any of the following risks actually occur, our financial condition, results of operations, cash flows or business could be harmed. In that case, the market price of our securities could decline, and you could lose part or all of your investment.

RISKS RELATING TO US

We are dependent on the global steel industry and also sell products to the transportation, semiconductor, petrochemical and other metals industries. Our results of operations may deteriorate during global and regional economic downturns.

We sell graphite electrodes, which accounted for about 78% of our total net sales in 2006, primarily to the EAF steel production industry. Many of our other products are sold primarily to the transportation, semiconductor, petrochemical and other metals industries. These are global basic industries, and they are experiencing various degrees of growth and consolidation. Customers in these industries are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects overall demand and prices for our products sold to these industries. As a result of changes in economic conditions, demand and pricing for our products sold to these industries has fluctuated significantly.

Demand for our products sold to these industries may be adversely affected by improvements in our products as well as in the manufacturing operations of customers, which reduce the rate of consumption or use of our products for a given level of production by our customers.

Sales volumes and prices of our products sold to these industries are impacted by the supply/demand balance as well as overall demand and growth of and consolidation within the end markets for our products. In addition to the factors mentioned above, the supply/demand balance is affected by factors such as business cycles, rationalization, increase in capacity and productivity initiatives within our industry and the end markets for our products, some of which factors are affected by decisions by us.

We cannot assure you that the EAF steel production industry will continue to be the higher long term growth sector of the steel industry or that any of the other industries to which we sell products will continue to strengthen as a result of current economic conditions. Accordingly, we cannot assure you that there will be stability or growth in demand for or prices of graphite electrodes or our other products sold to these industries. An adverse change in global or certain regional economic conditions could adversely affect us in a material way.

We have significant leverage and our substantial debt and other obligations could limit our financial resources and ability to compete and may make us more vulnerable to adverse economic events.

Our significant leverage and other obligations could have important consequences, including the following:

- our ability to restructure or refinance our debt or obtain additional debt or equity financing, for working capital, capital expenditures, acquisitions or other general corporate purposes, may be limited in the future;
- a substantial portion of our cash flow from operations must be dedicated to debt service and payment of other obligations, thereby reducing the funds available to us for other purposes;
- an increase in interest rates could result in an increase in the portion of our cash flow from operations dedicated to debt service in lieu of other purposes;
- we may have substantially more leverage and other obligations than certain of our competitors, which may place us at a competitive disadvantage and
- our leverage and other obligations may hinder our ability to adjust rapidly to changing market conditions or a downturn in general or certain regional economic conditions or in our business.

Our cash flow and capital resources may be insufficient to enable us to service our debt and meet our other obligations as they become due.

If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to: reduce or delay capital expenditures; sell assets or businesses; limit or discontinue, temporarily or permanently, business plans or operations; obtain additional debt or equity financing; seek protection under applicable debtor protection statutes, or restructure or refinance debt.

We cannot assure you as to the timing of such actions or the amount of proceeds that could be realized from such actions.

We are subject to restrictive covenants under the Revolving Facility and the Senior Notes. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

The Revolving Facility and the Senior Notes contain a number of covenants that, among other things, restrict our ability to: sell assets; incur, repay or refinance indebtedness; create liens; make investments or acquisitions; engage in mergers or acquisitions; pay dividends; repurchase stock; or make capital expenditures.

The Revolving Facility also requires us to comply with specified financial covenants, including minimum interest coverage and maximum senior secured leverage ratios. We cannot borrow under the Revolving Facility if the additional borrowings would cause us to breach the financial covenants.

Further, substantially all of our assets are pledged to secure indebtedness as described under "Risks Relating to Our Securities and Pledges of Our Assets."

Our ability to continue to comply with applicable covenants may be affected by events beyond our control. The breach of any of the covenants contained in the Revolving Facility, unless waived, would be a default under the Revolving Facility. This would permit the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the Revolving Facility. An acceleration of maturity of the Revolving Facility would permit the holders of the Senior Notes and the Debentures to accelerate the maturity of the Senior Notes and the Debentures, respectively. A breach of the covenants under the Senior Notes, unless waived, would be a default under the Senior Notes. This would also permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes. An acceleration of maturity of the Senior Notes would permit the holders of the Debentures to accelerate the maturity of the Debentures and the lenders to accelerate the maturity of the Revolving Facility. A breach of our obligations under the Debentures, unless waived, would be a default under the Debentures. This would also permit the holders of the Debentures to accelerate the maturity of the Debentures. Acceleration of maturity of the Debentures would permit the holders of the Senior Notes to accelerate the maturity of the Senior Notes and the lenders to accelerate the maturity of the Revolving Facility. The acceleration of our debt could have a material adverse effect on our financial condition and liquidity. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, we could be forced to take the actions described in the preceding risk factor and the lenders and holders could proceed against the collateral securing the Revolving Facility and the Senior Notes and exercise all other rights available to them. We cannot assure you that we will have sufficient funds to make these accelerated payments or that we will be able to obtain any such waiver on acceptable terms or at all.

We are subject to risks associated with operations in multiple countries.

A substantial majority of our net sales are derived from sales outside the U.S., and a substantial majority of our operations and our total property, plant and equipment and other long-lived assets are located outside the U.S. As a result, we are subject to risks associated with operating in multiple countries, including:

- currency devaluations and fluctuations in currency exchange rates, including impacts of transactions in various currencies, impact on translation of various currencies into dollars for U.S. reporting and financial covenant compliance purposes, and impacts on results of operations due to the fact that costs of our foreign subsidiaries are primarily incurred in local currencies while their products are primarily sold in dollars and euros;

- creation of tax attributes in certain jurisdictions that we may not be able to utilize due to the lack of taxable income in relevant jurisdictions and creation of valuation allowances with respect to the related deferred tax assets due to changes in such circumstances and our estimates of the likely utilization of such assets;
- imposition of or increase in customs duties and other tariffs;
- imposition of or increase in currency exchange controls, including imposition of or increases in limitations on conversion of various currencies into dollars or euros, making of intercompany loans by subsidiaries or remittance of dividends, interest or principal payments or other payments by subsidiaries;
- imposition of or increase in revenue, income or earnings taxes and withholding and other taxes on remittances and other payments by subsidiaries;
- imposition of or increases in investment or trade restrictions by non-U.S. governments or trade sanctions adopted by the U.S.;
- inability to definitively determine or satisfy legal requirements, inability to effectively enforce contract or legal rights and inability to obtain complete financial or other information under local legal, judicial, regulatory, disclosure and other systems; and
- Nationalization or expropriation of assets, and other risks which could result from a change in government or government policy, or from other political, social or economic instability.

We cannot assure you that such risks will not have a material adverse effect on us or that we would be able to mitigate such material adverse effects in the future.

In general, our results of operations and financial condition are affected by inflation in each country in which we have a manufacturing facility. We cannot assure you that future increases in our costs will not exceed the rate of inflation or the amounts, if any, by which we may be able to increase prices for our products.

Our ability to grow and compete effectively depends on protecting our intellectual property. Failure to protect our intellectual property could adversely affect us.

We believe that our intellectual property, consisting primarily of patents and proprietary know-how and information, including the intellectual property relating to electronic thermal management and fuel cell power generation, is important to our growth. Failure to protect our intellectual property may result in the loss of the exclusive right to use our technologies. We rely on patent, trademark, copyright and trade secret laws and confidentiality and restricted use agreements to protect our intellectual property. Some of our intellectual property is not covered by any patent or patent application or any such agreement.

Patents are subject to complex factual and legal considerations. Accordingly, there can be uncertainty as to the validity, scope and enforceability of any particular patent. Therefore, we cannot assure you that:

- any of the U.S. or foreign patents now or hereafter owned by us, or that third parties have licensed to us or may in the future license to us, will not be circumvented, challenged or invalidated;
- any of the U.S. or foreign patents that third parties have non-exclusively licensed to us, or may non-exclusively license to us in the future, will not be licensed to others; or
- any of the patents for which we have applied or may in the future apply will be issued at all or with the breadth of claim coverage sought by us.

Moreover, patents, even if valid, only provide protection for a specified limited duration.

We cannot assure you that agreements designed to protect our proprietary know-how and information will not be breached, that we will have adequate remedies for any such breach, or that our strategic alliance partners, consultants, employees or others will not assert rights to intellectual property arising out of our relationships with them.

In addition, effective patent, trademark and trade secret protection may be limited, unavailable or not applied for in the U.S. or in any of the foreign countries in which we operate.

Further, we cannot assure you that the use of our patented technology or proprietary know-how or information does not infringe the intellectual property rights of others.

Intellectual property protection does not protect against technological obsolescence due to developments by others or changes in customer needs.

The protection of our intellectual property rights may be achieved, in part, by prosecuting claims against others whom we believe have misappropriated our technology or have infringed upon our intellectual property rights, as well as by defending against misappropriation or infringement claims brought by others against us. Our involvement in litigation to protect or defend our rights in these areas could result in a significant expense to us, adversely affect the development of sales of the related products, and divert the efforts of our technical and management personnel, regardless of the outcome of such litigation.

If necessary, we may seek licenses to intellectual property of others. However, we can give no assurance to you that we will be able to obtain such licenses or that the terms of any such licenses will be acceptable to us. Our failure to obtain a license from a third party for its intellectual property that is necessary for us to make or sell any of our products could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or use of processes requiring the use of such intellectual property.

Our current and former manufacturing operations are subject to increasingly stringent health, safety and environmental requirements.

We use and generate hazardous substances in our manufacturing operations. In addition, both the properties on which we currently operate and those on which we have ceased operations are and have been used for industrial purposes. Further, our manufacturing operations involve risks of personal injury or death. We are subject to increasingly stringent environmental, health and safety laws and regulations relating to our current and former properties, neighboring properties, and our current operations. These laws and regulations provide for substantial fines and criminal sanctions for violations and sometimes require the installation of costly pollution control or safety equipment or costly changes in operations to limit pollution or decrease the likelihood of injuries. In addition, we may become subject to potential material liabilities for the investigation and cleanup of contaminated properties, for claims alleging personal injury or property damage resulting from exposure to or releases of hazardous substances, or for personal injury as a result of an unsafe workplace. Further, alleged noncompliance with or stricter enforcement of, or changes in interpretations of, existing laws and regulations, adoption of more stringent new laws and regulations, discovery of previously unknown contamination or imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could be material.

We face certain litigation and legal proceedings risks that could harm our business.

We are involved in various product liability, occupational, environmental, and other legal claims, demands, lawsuits and other proceedings arising out of or incidental to the conduct of our business. The results of these proceedings are difficult to predict. Moreover, many of these proceedings do not specify the relief or amount of damages sought. Therefore, as to a number of the proceedings, we are unable to estimate the possible range of liability that might be incurred should these proceedings be resolved against us. Certain of these matters involve types of claims that, if resolved against us, could give rise to substantial liability, which could have a material adverse effect on our financial position, liquidity and results of operations.

We are dependent on supplies of raw materials and energy at affordable prices. Our results of operations could deteriorate if that supply is substantially disrupted for an extended period.

We purchase raw materials and energy from a variety of sources. In many cases, we purchase them under short term contracts or on the spot market, in each case at fluctuating prices. We purchase a majority of our requirements for petroleum coke, our principal raw material, from multiple plants of a single supplier under an evergreen supply agreement, containing customary terms and conditions, including price renegotiation, dispute resolution and termination provisions. The availability and price of raw materials and energy may be subject to curtailment or change due to:

- limitations which may be imposed under new legislation or regulation;
- supplier's allocations to meet demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather);
- interruptions or cessations in production by suppliers, and
- market and other events and conditions.

Petroleum and coal products, including petroleum coke and pitch, our principal raw materials, and energy, particularly natural gas, have been subject to significant price fluctuations.

We have in the past entered into, and may in the future enter into, natural gas derivative contracts and short duration fixed rate purchase contracts to effectively fix some or all of our natural gas cost exposure.

A substantial increase in raw material or energy prices which cannot be mitigated or passed on to customers or a continued interruption in supply, particularly in the supply of petroleum coke or energy, would have a material adverse effect on us.

Our results of operations could deteriorate if our manufacturing operations were substantially disrupted for an extended period.

Our manufacturing operations are subject to disruption due to extreme weather conditions, floods and similar events, major industrial accidents, strikes and lockouts, adoption of new laws or regulations, changes in interpretations of existing laws or regulations or changes in governmental enforcement policies, civil disruption, riots, terrorist attacks, war, and other events. We cannot assure you that no such events will occur. If such an event occurs, it could have a material adverse effect on us.

We have significant non-dollar-denominated intercompany loans and have had in the past, and may in the future have, foreign currency financial instruments and interest rate swaps and caps. The related gains and losses have in the past been, and may in the future be, significant.

We have non-dollar-denominated intercompany loans between GrafTech Finance and some of our foreign subsidiaries. At December 31, 2005 and 2006, the aggregate principal amount of these loans was $414.6 million and $450.7 million, respectively. These loans are subject to remeasurement gains and losses due to changes in currency exchange rates. A portion of these loans are deemed to be essentially permanent and, as a result, remeasurement gains and losses on these loans are recorded as a component of accumulated other comprehensive loss in the stockholders' deficit section of the Consolidated Balance Sheets. The balance of these loans are deemed to be temporary and, as a result, remeasurement gains and losses on these loans are recorded as currency (gains) losses in other expense (income), net, on the Consolidated Statements of Operations. These gains or losses have in the past been and may in the future be substantial. These gains and losses may cause reported results to differ from actual cash operating results, and such difference may be material.

Additionally, we have in the past entered into, and may in the future enter into, interest rate swaps and caps to attempt to manage interest rate expense. We have also in the past entered into, and may in the future enter into, foreign currency financial instruments to attempt to hedge global currency exposures, net, relating to euro-denominated debt and identifiable foreign currency receivables, payables and commitments held by our foreign and domestic subsidiaries. We may purchase or sell these financial instruments, and open and close hedges or other positions, at any time. Changes in currency exchange rates or interest rates have in the past resulted, and may in the future result, in significant gains or losses with respect thereto. These instruments are marked-to-market monthly and gains and losses thereon are recorded in the Consolidated Statement of Operations.

There may be volatility in our results of operations between quarters.

Sales of graphite electrodes and other products fluctuate from quarter to quarter due to such factors as changes in economic conditions, changes in competitive conditions, scheduled plant shutdowns by customers, national vacation practices, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants and changes in customer order patterns in response to the announcement of price increases or price adjustments. We have experienced, and expect to continue to experience, volatility with respect to demand for and prices of graphite electrodes and other products, both globally and regionally. We have also experienced volatility with respect to prices of raw materials and energy, and we expect to experience volatility in such prices in the future. Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year.

The graphite and carbon industry is highly competitive. Our market share, net sales or net income could decline due to vigorous price and other competition.

Competition in the graphite and carbon products industry (other than, generally, with respect to new products) is based primarily on product differentiation and quality, delivery reliability, price and customer service. Electrodes, in particular, are subject to rigorous price competition. Price increases by us or price reductions by our competitors, decisions by us or our competitors with respect to prices, volumes or profit margins, technological developments, changes in the desirability or necessity of entering into long term supply contracts with customers or other competitive or market factors or strategies could adversely affect our market share, net sales or net income.

Competition with respect to new products is, and is expected to be, generally based primarily on product innovation, performance and cost effectiveness as well as customer service.

Competition could prevent implementation of price increases, require price reductions or require increased spending on research and development, marketing and sales that could adversely affect us.

To achieve our planned growth and successfully complete our overhead cost reduction and restructuring activities, we may need to attract qualified personnel. Failure to do so could adversely affect us.

We are seeking to achieve further growth and additional cost-savings, and activities related thereto may require us to hire a substantial number of additional qualified personnel and promote or replace with new qualified personnel a substantial number of existing employees whose functions are changed, who elect not to relocate or who resign or are terminated for other reasons. Companies that experience rapid growth or substantial turnover in personnel frequently encounter higher costs and operating inefficiencies (which can adversely impact internal and disclosure control environments so as to result in errors, omissions and delays in financial statements and public reporting that may be material as well as adversely impact execution of business plans and financial performance) until the new personnel are integrated into the organization. If we are unable to hire, promote or replace employees with qualified personnel and effectively and quickly integrate them into our organization, our growth, business operations or finance, legal and administrative activities would likely be adversely affected.

We may not be able to complete our planned asset sales.

We intend to continue to sell real estate and certain other non-strategic assets. We cannot assure you if or when we will be able to complete these sales or that we will realize proceeds there from that meet our current expectations.

We have significant deferred income tax assets in multiple jurisdictions, and we may not be able to realize any benefits from those assets.

At December 31, 2006, we had $231.5 million of gross deferred income tax assets, of which $200.5 million required a valuation allowance. In addition we had $45.9 million of gross deferred income tax liabilities. Our valuation allowance means that we do not believe that these assets are more likely than not to be realized. Until we determine that it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets, income tax benefits in each current period will be fully reserved. This valuation allowance does not affect our ability and intent to utilize these assets to reduce taxes on future taxable income. Future realization of the tax benefit from these tax assets depends on the existence of sufficient future taxable income of the appropriate character within the relevant periods and jurisdictions under the existing tax laws. We cannot assure you of the existence of such sufficient taxable income.

The planned growth of our natural graphite sales, which depends primarily on the successful and profitable development, manufacture and sale of thermal management products for electronic devices and products for PEM fuel cells and fuel cell systems, may not be achieved.

Successful and profitable commercialization of products is subject to various risks, including risks beyond our control such as:

- the possibility that we may not be able to develop viable products or, even if we develop viable products, that our products may not gain commercial acceptance;
- the possibility that, until our products gain broad commercial acceptance, our sales may be concentrated in a limited number of customers;
- the possibility that our commercially accepted products could be subsequently displaced by other products or technologies;
- the possibility that, even if our products are incorporated in new products of our customers, our customers new products may not become viable or commercially accepted or may be subsequently displaced;
- the possibility that a' mass market for our commercially accepted products, or for our customers' products which incorporate our products, may not develop;
- restrictions under our agreements with Ballard Power Systems on sales of our fuel cell products to, and collaboration with, others; and
- failure of our customers to purchase our products in the quantities that we expect.

These risks could be impacted by factors such as adoption of new laws and regulations, changes in governmental programs, failure of necessary supporting systems (such as fuel delivery infrastructure for fuel cells) to be developed, and consumer perceptions about costs, benefits and safety.

RISKS RELATING TO OUR SECURITIES AND PLEDGES OF OUR ASSETS

The Senior Notes and the related guarantees have limited security, and the Debentures and the related guarantees have no security. As a result, the Debt Securities are effectively subordinated to the Revolving Facility, which is secured by most of our assets, and to certain other secured debt and obligations. This could result in holders of the Debt Securities receiving less on liquidation than the lenders under the Revolving Facility and certain other creditors. In addition, this could result in holders of the Debentures receiving less on liquidation than the holders of the Senior Notes.

The borrower under the Revolving Facility is GrafTech Finance. The Revolving Facility is guaranteed by all of our domestic subsidiaries (other than AET) and certain of our foreign subsidiaries. Substantially all of the assets of such subsidiaries (except for the unsecured inter-company term note obligations described below) are pledged to secure obligations of GrafTech Finance as borrower under the Revolving Facility, guarantees by such subsidiaries of the Revolving Facility or inter-company loans to such guarantors under the Revolving Facility. Proceeds of borrowings under the Revolving Facility are required to be:

- used by GrafTech Finance for its own purposes; or
- loaned by GrafTech Finance to GTI or certain of our other domestic subsidiaries or to our Swiss subsidiary under inter-company revolving notes that are pledged to secure the Revolving Facility.

In addition, other funds loaned by GrafTech Finance to our Swiss subsidiary are generally required to be loaned under such inter-company revolving notes. Proceeds of loans to our Swiss subsidiary are required to be:

- used by our Swiss subsidiary for its own purposes, or
- loaned by our Swiss subsidiary to our other foreign subsidiaries.

Any such loans to our other foreign subsidiaries that are not guarantors of the Revolving Facility are guaranteed by most of such other foreign subsidiaries. Such loans and guarantees are secured by a pledge of most of the assets of such other foreign subsidiaries and are pledged by our Swiss subsidiary under the Revolving Facility. As a result, most of our assets are pledged in respect of the Revolving Facility.

Unsecured intercompany term notes and unsecured guarantees of those unsecured intercompany term notes by certain of our foreign subsidiaries have been pledged by GrafTech Finance to secure the Senior Notes, subject to certain limitations. At December 31, 2006, the aggregate principal amount of unsecured intercompany term notes pledged to secure the Senior Notes equaled $275.3 million or about 63% of the aggregate principal amount of the then outstanding Senior Notes. The remaining unsecured intercompany term notes held by GrafTech Finance in an aggregate principal amount at December 31, 2006 of $267.7 million, and any pledged unsecured intercompany term notes that cease to be pledged due to a reduction in the principal amount of the then outstanding Senior Notes due to redemption, repurchase or other events, are not subject to any pledge and are available to satisfy the claims of creditors (including the lenders under the Revolving Facility, the holders of the Senior Notes and, pursuant to the guarantee by GrafTech Finance of the Debentures, the holders of the Debentures) of GrafTech Finance, as their interests may appear.

The Senior Notes contain provisions restricting the pledge of those unsecured intercompany term notes to secure any debt or obligation. The foreign subsidiaries who are obligors under any of such unsecured intercompany term notes or the related guarantees are called "**unsecured intercompany term note obligors**" and their obligations thereunder are called "**unsecured intercompany term note obligations.**"

The guarantees of the unsecured intercompany term notes by foreign subsidiaries that are pledged to secure the Senior Notes are limited as required to comply with applicable law. Many of these laws effectively limit the amount of the guarantee to the net worth of the foreign subsidiary guarantor or some portion thereof.

Neither the Senior Notes nor the Debentures contain limitations on new secured intercompany term or revolving loans under the Revolving Facility to, or intercompany guarantees of such intercompany loans by, domestic or foreign subsidiaries, including foreign subsidiaries that are unsecured intercompany term note obligors, and domestic subsidiaries that are guarantors of the Senior Notes and Debentures.

The Senior Notes are guaranteed by GTI, UCAR Carbon and other U.S. subsidiaries (other than AET) that collectively hold a substantial majority of our U.S. operating assets. The Debentures are guaranteed by GrafTech Finance, UCAR Carbon and other U.S. subsidiaries (other than AET) that collectively hold a substantial majority of our U.S. operating assets. The obligors (including the guarantors) under the Senior Notes and the Debentures are the same. The guarantees of the Senior Notes and the Debentures are unsecured, except the guarantee of the Senior Notes by UCAR Carbon. Each of the obligors (including guarantors) under the Senior Notes and the Debentures is also an obligor (including a guarantor) under the Revolving Facility. The guarantee of the Senior Notes by UCAR Carbon is secured by a pledge of all of the shares of capital stock (constituting 97.5% of the outstanding shares of capital stock) of AET held by UCAR Carbon (called the "**AET Pledged Stock**"). While all of the AET Pledged Stock is pledged to secure the UCAR Carbon guarantee of the Senior Notes, at no time will the value of the pledged portion of the AET Pledged Stock exceed 19.99% of the principal amount of the then outstanding Senior Notes. Moreover, the pledge of the AET Pledged Stock is junior to the pledge of the same shares to secure the UCAR Carbon guarantee of the Revolving Facility.

None of our foreign subsidiaries has guaranteed the Senior Notes or the Debentures.

The lenders and creditors whose debt and obligations are secured will have prior claims on our assets, to the extent of the lesser of the value of the assets securing, or the amount of, the respective debt or obligations. If we become bankrupt or insolvent or are liquidated or if maturity of such debt or obligations is accelerated, the secured lenders and creditors will be entitled to exercise the remedies available to a secured party under applicable law and pursuant to the relevant agreements and instruments, including the ability to foreclose on and sell the assets securing such debt or obligations to satisfy such debt or obligations. If they exercise such remedies, it is possible that our remaining assets could be insufficient to repay in full the debts and obligations to creditors whose debt and obligations are unsecured, including holders of the Debentures and, to the extent that the Senior Notes are not repaid in full upon exercise of the remedies available to holders thereof as secured parties under applicable law and pursuant to the relevant agreement and instruments, the holders of the Senior Notes.

We have a holding company structure. The issuer of the Senior Notes is a special purpose finance company. The issuer of the Debentures is our parent holding company. Accordingly, the Senior Notes and the Debentures are structurally subordinated to certain of our obligations.

The issuer of the Debentures is our parent holding company. It is a holding company with no operations, limited assets (all of which are pledged to secure the Revolving Facility and substantial debt, liabilities and obligations.

GrafTech Finance, the issuer of the Senior Notes, is a special purpose finance company with limited operations, limited assets (a substantial majority of which are pledged to secure the Revolving Facility and the Senior Notes) and substantial debt.

GrafTech Finance has made and may continue to make secured intercompany revolving loans to our Swiss subsidiary that is pledged under the Revolving Facility. At December 31, 2006, there were no such loans outstanding. To the extent that our Swiss subsidiary loans proceeds of such secured intercompany revolving loans to foreign subsidiaries that are not guarantors of the Revolving Facility, these loans will be secured, and guaranteed on a secured basis, by other such foreign subsidiaries and will be pledged under the Revolving Facility.

A majority of our operations is conducted by, and a majority of our cash flow from operations is derived from, our foreign subsidiaries. The foreign subsidiaries that have issued unsecured intercompany term notes that are pledged to secure the Senior Notes are our operating subsidiaries in Mexico, South Africa and Switzerland and our holding company in France. The obligations of the holding company in France in respect of its unsecured intercompany term note are guaranteed, on an unsecured basis, by our operating company in France engaged in the graphite electrode business. The unsecured intercompany term notes are guaranteed, on an unsecured basis, by our operating subsidiaries in Brazil, Canada, Mexico, Spain, Switzerland and the United Kingdom and the holding company in France.

Our advanced graphite materials operating subsidiary in Italy, our operating subsidiaries in Russia, AET and certain immaterial domestic and foreign operating and holding companies are neither guarantors of the Senior Notes or the unsecured intercompany term notes nor guarantors of the Debentures.

GTI relies upon interest and principal payments on intercompany loans, as well as dividends, loans and advances from our subsidiaries, to generate the funds necessary to meet its debt service obligations with respect to the Debentures. GrafTech Finance relies upon interest and principal payments on intercompany loans, as well as loans, advances and contributions from GTI and our other subsidiaries, to generate the funds necessary to meet its debt service obligations with respect to the Revolving Facility and the Senior Notes. GTI and our subsidiaries are separate entities that are legally distinct from each other. Our subsidiaries that are neither guarantors of the Senior Notes nor unsecured intercompany term note obligors have no obligation, contingent or otherwise, to pay debt service on the Senior Notes or to make funds available for such payments. Our subsidiaries that are not guarantors of the Debentures have no obligation, contingent or otherwise, to pay debt service on the Debentures or to make funds available for such payments. The ability of GTI and our subsidiaries to make these payments, loans, advances or contributions is subject to, among other things and to the extent applicable, their earnings and cash flows, their need for funds for business purposes, the covenants of their other debt, guarantees and obligations, and restrictions on dividends, distributions or repatriation of earnings under applicable corporate laws and foreign currency exchange regulations.

The ability of the holders of the Senior Notes or the Debentures to realize upon the assets of any subsidiary that is neither a guarantor of the Senior Notes or the Debentures, respectively, nor, in the case of the Senior Notes only, an unsecured intercompany term note obligor in any liquidation, bankruptcy, insolvency or similar proceedings involving such subsidiary will be subject to the claims of their respective creditors, including their respective trade creditors, holders of their respective debt and their respective preferred stockholders.

As a result, the Senior Notes and the Debentures are structurally subordinated to all existing and future debt and other obligations, including trade payables and obligations to preferred stockholders, of our subsidiaries that are neither guarantors of the Senior Notes or the Debentures, respectively, nor, in the case of the Senior Notes only, unsecured intercompany term note obligors. The ability of the issuers and guarantors of the Senior Notes and the Debentures to receive (and therefore the ability of the holders of the Senior Notes and the Debentures to participate in) the assets of any subsidiary upon liquidation, bankruptcy, insolvency or similar proceedings involving any such subsidiary will be subject to the claims of the holders of such debt and other obligations, including trade creditors and preferred stockholders. In addition, to the extent that the issuers and guarantors of the Senior Notes and the Debentures are creditors of any such subsidiary, whether as trade creditors, creditors under the unsecured intercompany term notes or otherwise, their rights as a creditor could be equitably subordinated to such claims. At December 31, 2006 the debt and liabilities of such subsidiaries totaled $45.9 million (including intercompany trade and miscellaneous liabilities of $40.4 million).

Except as otherwise specifically stated, the financial information included in this Report is presented on a consolidated basis, including both our domestic and foreign subsidiaries. As a result, such financial information does not completely indicate the assets, liabilities or operations of each source of funds for payment of debt service on the Senior Notes or the Debentures.

The provisions of the unsecured intercompany term note obligations can be changed, and the unsecured intercompany term notes can be prepaid in whole or in part, without the consent of the holders of the Senior Notes under certain circumstances. Prepayment would increase the structural subordination of the Senior Notes. Prepayment or changes in such provisions could reduce or eliminate the ability of holders of the Senior Notes to seek recovery directly from our foreign subsidiaries upon a default under the Senior Notes.

In general, the unsecured intercompany term notes and the unsecured intercompany term note guarantees cannot be changed, and the unsecured intercompany term notes cannot be prepaid or otherwise discharged, without the consent of the holders of the Senior Notes. However, without the consent of the holders of the Senior Notes:

- the interest rate, interest payment dates, currency of payment of principal and interest and currency in which an unsecured intercompany term note is denominated (subject to certain limitations) can be amended;
- provisions of an unsecured intercompany term note obligation can be amended to comply with changes in applicable law, so long as such amendments do not change the enforceability, principal amount, stated maturity, average life, ranking or priority or prepayment provisions of an unsecured intercompany term note or the enforceability of or obligations guaranteed under an unsecured intercompany term note guaranty; and
- an unsecured intercompany term note can be prepaid in whole or in part if the proceeds received by GrafTech Finance from such

prepayment are (i) invested in or loaned to a guarantor of the Senior Notes, (ii) loaned to another foreign subsidiary pursuant to an unsecured intercompany note that is pledged to secure the Senior Notes and is, to the extent permitted by applicable law, guaranteed by the unsecured intercompany term note obligors or (iii) applied to an offer to purchase Senior Notes at a purchase price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest.

The principal amount (expressed in dollars) of any unsecured intercompany term note that is not denominated in dollars could increase or decrease at any time due to changes in currency exchange rates.

A reduction in the principal amount of one or more unsecured intercompany notes could increase the structural subordination of the Senior Notes, as described in the preceding risk factors, and reduce the ability of holders of the Senior Notes to realize upon the assets of our foreign subsidiaries upon a default under the Senior Notes. A change in the provisions of the unsecured intercompany note obligations could also limit such ability.

In the event of the bankruptcy or insolvency of any of the subsidiary guarantors of the Senior Notes or the unsecured intercompany term note obligors, the guarantee of the Senior Notes by such guarantor or the unsecured intercompany term note and the unsecured intercompany term note guarantee of such obligor could be voided or subordinated. In the event of the bankruptcy or insolvency of any of the subsidiary guarantors of the Debentures, the guarantee of the Debentures by such guarantor could be voided or subordinated.

In the event of the bankruptcy or insolvency of any of the subsidiary guarantors of the Senior Notes or the Debentures or any of the unsecured intercompany term note obligors, its guarantee, unsecured intercompany term note guarantee or unsecured intercompany term note could be subject to review under relevant fraudulent conveyance, fraudulent transfer, equitable subordination and similar statutes and doctrines in a bankruptcy or insolvency proceeding or a lawsuit by or on behalf of creditors of that guarantor or obligor. Under those statutes and doctrines, a court could void or subordinate such subsidiary's guarantee or note in certain circumstances.

If the guarantee of a guarantor or the unsecured intercompany term note guarantee or unsecured intercompany term note of an unsecured intercompany term note obligor is voided or subordinated, holders of the Senior Notes, holders of the Debentures or both would effectively be subordinated to all indebtedness and other liabilities of that guarantor or, in the case of holders of the Senior Notes, all indebtedness and other liabilities of that obligor.

We may not have the ability to purchase the Senior Notes upon a change of control as required by the Senior Notes. We may not have the ability to purchase the Debentures upon a fundamental change or upon specified dates as required by the Debentures.

Upon the occurrence of certain change of control events, we will be required to offer to purchase the outstanding Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. Upon the occurrence of certain fundamental change events, we will be required to offer to purchase the outstanding Debentures at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest (including liquidated damages). These events are the same under the Senior Notes and the Debentures, except that, in the case of the Debentures, these events also include the failure of the capital stock (or certain equivalents) into which they are convertible to be listed on a U.S. securities exchange or market and no offer to purchase is required to be made if certain trading price or transaction consideration thresholds are met. In addition, on January 15, 2011, January 15, 2014 and January 15, 2019, at the option of a holder of Debentures, such holder may require us to purchase some or all of its Debentures at the same purchase price.

If such an event (including the exercise of such option) were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price, and we expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing on favorable terms or at all. Upon the occurrence of certain of these events, we may be required to repay all borrowings under the Revolving Facility or obtain the consent of the lenders under the Revolving Facility to purchase the Senior Notes and the Debentures. If we do not obtain such consent or repay such borrowings, we may be prohibited from purchasing the Senior Notes and the Debentures. In such case, our failure to purchase tendered Senior Notes or Debentures would constitute a default under the Senior Notes or the Debentures, respectively. If the holders of the Senior Notes or the Debentures were to accelerate the maturity of the Senior Notes or the Debentures, respectively, upon such default, the lenders under the Revolving Facility would have the right to terminate their commitment to extend credit under, and to accelerate the maturity of, the Revolving Facility. We cannot assure you that we will have the financial ability to purchase outstanding Senior Notes and Debentures and repay such borrowings upon the occurrence of any such event.

The Senior Notes, the Debentures and the respective related guarantees rank equally with each other but may be effectively subordinated to certain of our other debt and liabilities.

The Senior Notes and the related guarantees, and the Debentures and the related guarantees, are general unsecured obligations of the respective issuers and guarantors (except, in the case of the Senior Notes, as to the security provided in respect to AET shares and the senior intercompany term note obligations). Payments in respect thereof are effectively subordinated to all present or future secured indebtedness and obligations (including the secured obligations or guarantees in respect of the Revolving Facility to the extent of the value of the assets securing such indebtedness and obligations).

GTI, GrafTech Finance and our other subsidiaries may, from time to time, incur additional debt including senior indebtedness and secured indebtedness, as well as other liabilities.

As a result, holders of the Senior Notes and the Debentures may receive less upon liquidation, bankruptcy, insolvency or similar proceedings than they would have received if they had a more secured position.

The value of the conversion right associated with the Debentures may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

If we are party to a merger, consolidation, binding share exchange, sale, transfer or lease of all or substantially all of our assets or similar transaction pursuant to which our common stock is converted into, or into the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a Debenture into our common stock will be changed into a right to convert into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Debenture immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion right associated with the Debentures.

The conditional conversion feature of the Debentures could result in a holder receiving less than the value of the common stock into which a Debenture is convertible.

The Debentures are convertible into our common stock only if specified conditions are met. If these conditions are not met, a holder will not be able to convert its Debentures, and a holder may not be able to receive the value of our common stock into which its Debentures would otherwise be convertible.

A holder of Debentures is not entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of Debentures are not entitled to any rights with respect to our common stock (including rights to vote, to receive dividends or other distributions and to participate in other transactions), but will be subject to all changes affecting our common stock. A holder will have rights with respect to our common stock only if and when we deliver shares of our common stock to such holder upon conversion of its Debentures and, to a limited extent, by virtue of the conversion rate adjustments applicable to the Debentures. If a holder converts its Debenture near the record date for the determination of stockholders entitled to vote, receive a dividend or distribution or participate in other transactions, it is possible that such record date could pass before such delivery is made.

The Debenture Indenture contains only limited covenants, which may not protect a holder's investment if we experience significant adverse changes or engage in a highly leveraged transaction.

The Debenture Indenture does not:

- require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity and, therefore, does not protect holders of the Debentures in the event that we experience significant adverse changes in our financial condition or performance;
- limit our ability to incur additional indebtedness, including indebtedness that is equal in right of payment to the Debentures;
- restrict our ability to pledge our assets;
- restrict our ability to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the Debentures;
- restrict our ability to make investments; or
- restrict our ability to issue new securities.

Such events may, however, result in an adjustment to the conversion rate applicable to the Debentures.

Adjustments to the conversion rate applicable to the Debentures may result in a taxable distribution to a holder of Debentures.

The conversion rate applicable to the Debentures will be adjusted if we distribute cash with respect to our common stock and in certain other circumstances. Under Section 305(c) of the Internal Revenue Code, an increase in the conversion rate as a result of our distribution of cash to common stockholders generally will result in a deemed distribution to a holder of Debentures. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing a holder's proportionate interest in our assets or earnings may have the same result. Any deemed distribution to a holder will be subject to tax as a dividend to the extent of our current or accumulated earnings and profits.

Conversion or repurchase of Debentures into or with our common stock will dilute the ownership interests of other stockholders. In addition, to the extent that outstanding options to purchase shares of our common stock are exercised or other equity awards are granted under our incentive plans, there will be further dilution.

Our stock price may be volatile due to the nature of our business as well as the nature of the securities markets, which could affect the value of an investment in our common stock, the Debentures or the Senior Notes.

Companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation which involves substantial costs and a diversion of those companies' management's attention and resources. Many factors may cause the market price for our common stock to decline or fluctuate, perhaps substantially, including:

- failure of net sales, results of operations or cash flows from operations to meet the expectations of securities analysts or investors;
- recording of additional restructuring, impairment or other charges or costs;
- downward revisions in revenue, earnings or cash flow estimates of securities analysts;
- downward revisions or announcements that indicate possible downward revisions in the ratings on the Senior Notes or the Debentures;
- speculation in the press or investor perception concerning our industry or our prospects; and
- changes in general capital market conditions;

FORWARD LOOKING STATEMENTS

This Report contains forward looking statements. In addition, we or our representatives have made or may make forward looking statements on telephone or conference calls, by webcasts or emails, in person, in presentations or written materials, or otherwise. These include statements about such matters as: growth rates and future production and sales of products that incorporate or that are produced using our products; changes in production capacity in our operations and our customers' operations; growth rates for, future prices and sales of, and demand for our products and our customers products; costs of materials and production, including anticipated increases therein; productivity, business process and operational initiatives, and their impact on us; our position in markets we serve; employment and contributions of key personnel; employee relations and collective bargaining agreements covering many of our operations; tax rates; capital expenditures and their impact on us; nature and timing of restructuring charges and payments; future operational and financial performance; strategic plans and business projects; regional and global economic and industry market conditions, changes in such conditions and the impact thereof, interest rate management activities; currency rate management activities; deleveraging activities; rationalization, restructuring, realignment, strategic alliance, raw material and supply chain, technology development and collaboration, investment, acquisition, venture, operational, tax, financial and capital projects; legal proceedings, contingencies, and environmental compliance; consulting projects; potential offerings, sales and other actions regarding debt or equity securities of us or our subsidiaries; and future asset sales, costs, working capital, revenues, business opportunities, debt levels, cash flows, cost savings and reductions, margins, earnings and growth. The words **"will," "may," "plan," "estimate," "project," "believe," "anticipate," "expect," "intend," "should," "would," "could," "target," "goal," "continue to"** and similar expressions, or the negatives thereof, identify some of these statements.

Actual future events and circumstances (including future results and trends) could differ materially from those set forth in these statements due to various factors. These factors include:

- the possibility that additions to capacity for producing steel in electric arc furnaces (EAF), increases in overall EAF steel production capacity and increases in steel production may not occur or may not occur at the rates that we anticipate or may not be as geographically disbursed as we anticipate;
- possible failure of increased EAF steel production or stable graphite electrode production to result in stable or increased graphite electrode demand, prices or sales volume;
- the possibility that increases in graphite electrode manufacturing capacity, competitive pressures, or other changes in the graphite electrode markets may occur, which may impact demand for, prices or unit and dollar volume sales of graphite electrodes and growth or profitability of our graphite electrode business;
- the possibility that, for all of our product lines, capital improvement and expansion in our customers' operations and increases in demand for their products may not occur or may not occur at the rates that we anticipate;
- the possibility that continued global consolidation of the world's largest steel producers could impact our business or industry;
- the possibility that average graphite electrode revenue per metric ton in the future may be different than current market prices due to changes in product mix, changes in currency exchange rates, changes in competitive market conditions or other factors;
- the possibility that price increases, adjustments or surcharges may not be realized;
- the possibility that increases in prices for our raw materials and the magnitude of such increases, global events that influence energy pricing and availability, increases in our energy needs, or other developments may adversely impact or offset our productivity and cost containment initiatives;
- the possibility that increases in capacity, competitive pressures, or other changes in other markets we serve may occur, which may impact demand for, prices of or unit and dollar volume sales of our other products or

growth or of profitability of our other product lines or change our position in such markets;

- the possibility that we will not be able to hire and retain key personnel or to renew or extend our collective bargaining or similar agreements on reasonable terms as they expire or to do so without a work stoppage or strike;
- the possibility of delays in or failure to achieve successful development and commercialization of new or improved electronic thermal management (ETM), or other products or that such products could be subsequently displaced by other products or technologies;
- the possibility that we will fail to develop new customers or applications for our ETM products;
- the possibility of delays in or failure to achieve widespread commercialization of fuel cells which use our natural graphite-based products or that manufacturers of PEM fuel cells may obtain those products from other sources;
- the possibility that our manufacturing capabilities may not be sufficient or that we may experience delays in expanding or fail to expand our manufacturing capacity to meet demand for existing, new or improved products;
- the possibility that the amount or timing of our anticipated capital expenditures may be limited by our financial resources or financing arrangements or that our ability to complete capital projects may not occur timely enough to adapt to changes in market conditions or changes in regulatory requirements;
- the possibility that we may be unable to protect our intellectual property or may infringe the intellectual property rights of others;
- the occurrence of unanticipated events or circumstances or changing interpretations and enforcement agendas relating to antitrust investigations, lawsuits or claims, other legal proceedings or compliance programs;
- the occurrence of unanticipated events or circumstances or changing interpretations and enforcement agendas relating to health, safety or environmental compliance or remediation obligations or liabilities to third parties or relating to labor relations:
- the possibility that our provision for income taxes and effective income tax rate or cash tax rate may fluctuate significantly due to changes in applicable tax rates, changes in the sources of our income, changes in tax planning, new or changing interpretations in applicable regulations, profitability, estimates of future ability to use foreign tax credits, tax laws, and other factors;
- the possibility of changes in interest or currency exchange rates, in competitive conditions, or in inflation;
- the possibility that our high leverage, substantial debt and other obligations could limit our financial resources and ability to compete and may make us more vulnerable to adverse economic events;
- the possibility that our outlook could be significantly impacted by, among other things, changes in interest rates by the U.S. Federal Reserve Board or other central banks, changes in fiscal policies by the U.S. and other governments, developments in the Middle East, North Korea, and other areas of concern, the occurrence of further terrorist acts and developments (including increases in security, insurance, data back-up, energy and transportation and other costs, transportation delays and continuing or increased economic uncertainty and weakness) resulting from terrorist acts and the war on terrorism;
- the possibility that interruption in our major raw material, energy or utility supplies due to, among other things, natural disasters, process interruptions, actions by producers and

capacity limitations, may adversely affect our ability to manufacture and supply our products or result in higher costs;

- the possibility of interruptions in production at our facilities due to, among other things, critical equipment failure, which may adversely affect our ability to manufacture and supply our products or result in higher costs;
- the possibility that the timing and amount of expenditures that we anticipate in connection with our restructuring and plant closing activities may vary significantly from our expectations;
- the possibility that we may not complete planned asset sales for amounts or at times anticipated or at all;
- the possibility that we may not achieve the earnings or other financial or operational metrics that we provide as guidance from time to time;
- the possibility that the anticipated benefits from organizational and work process redesign or other system changes, including operating efficiencies, production cost savings and improved operational performance, including leveraging infrastructure for greater productivity and contributions to our continued growth, may be delayed or may not occur;
- the possibility that our disclosure or internal controls may become inadequate because of changes in conditions or personnel, that the degree of compliance with our policies and procedures related to those controls may deteriorate or that those controls may not operate effectively and may not prevent or detect misstatements or errors;
- the possibility that delays may occur in the financial statement closing process due to a change in our internal control environment or personnel;
- the possibility of changes in performance that may affect financial covenant compliance or funds available for borrowing; and
- other risks and uncertainties, including those described elsewhere in this Report or our other SEC filings, as well as future decisions by us.

Occurrence of any of the events or circumstances described above could also have a material adverse effect on our business, financial condition, results of operations, cash flows or the market price of our common stock, the Senior Notes or the Debentures.

No assurance can be given that any future transaction about which forward looking statements may be made will be completed or as to the timing or terms of any such transaction.

All subsequent written and oral forward looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We currently operate the following facilities, which are owned or leased as indicated.

Location of Facility	Primary Use	Owned or Leased
U.S.		
Parma, Ohio	Corporate Headquarters, Technology Center, Testing Facility, Pilot Plant, Advanced Flexible Graphite Manufacturing Facility and Sales Office	Owned
Lakewood, Ohio	Flexible Graphite Manufacturing Facility and Sales Office	Owned
Clarksville, Tennessee	Sales Office	Leased
Columbia, Tennessee	Advanced Graphite Materials Manufacturing and Warehousing Facility	Owned
Lawrenceburg, Tennessee	Refractories Manufacturing Facility	Owned
Clarksburg, West Virginia	Advanced Graphite Materials Manufacturing Facility and Sales Office	Owned
Europe		
Calais, France	Graphite Electrode Manufacturing Facility	Owned
Notre Dame, France	Advanced Graphite Materials Manufacturing Facility and Sales Office	Owned
Caserta, Italy	Former Graphite Electrode Machine Shop	Owned
Malonno, Italy	Advanced Graphite Materials Machine Shop and Sales Office	Owned
Saronno, Italy	Sales Office	Leased
Moscow, Russia	Sales Office	Leased
Vyazma, Russia	Graphite Electrode Warehouse	Owned
Pamplona, Spain	Graphite Electrode Manufacturing Facility and Sales Office	Owned
Bussigny, Switzerland	Sales Office	Leased
Other International		
Salvador Bahia, Brazil	Graphite Electrode Manufacturing Facility	Owned
Sao Paulo, Brazil	Sales Office	Leased
Beijing, China	Sales Office	Leased
Hong Kong, China	Sales Office	Leased
Monterrey, Mexico	Graphite Electrode Manufacturing Facility and Sales Office	Owned
Meyerton, South Africa	Graphite Electrode Manufacturing Facility and Sales Office	Owned

We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

Item 3. Legal Proceedings

The information required by Item 3 is set forth under "Contingencies" in Note 14 to the Consolidated Financial Statements and is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

MARKET INFORMATION

Our common stock is listed on the NYSE under the trading symbol "GTI." The closing sale price of our common stock was $6.92 on December 29, 2006, the last trading day of our last fiscal year. The following table sets forth, for the periods indicated, the high and low closing sales price per share for our common stock as reported by the NYSE.

	High	Low
2005		
First Quarter	$9.35	$5.41
Second Quarter	5.73	3.21
Third Quarter	6.27	4.24
Fourth Quarter	7.14	4.86
2006		
First Quarter	$7.82	$4.34
Second Quarter	7.58	5.44
Third Quarter	6.00	5.05
Fourth Quarter	7.13	5.55

At January 31, 2007, there were 118 record holders of common stock. We estimate that there were about 5,403 stockholders represented by nominees.

Our common stock is included in the Russell 2000 Index.

The information required by this Item 5 with respect to GTI's Stockholder Rights Plan is set forth under "Stockholder Rights Plan" in Note 17 to the Consolidated Financial Statements contained in this Report and is incorporated herein by reference.

DIVIDEND POLICIES AND RESTRICTIONS

It is the current policy of GTI's Board of Directors to retain earnings to finance strategic and other plans and programs, conduct business operations, fund acquisitions, meet obligations and repay debt. Any declaration and payment of cash dividends or repurchases of common stock will be subject to the discretion of GTI's Board of Directors and will be dependent upon our financial condition, results of operations, cash requirements and future prospects, the limitations contained in the Revolving Facility and the Senior Notes and other factors deemed relevant by GTI's Board of Directors. We did not pay any cash dividends or purchase common shares in 2006. We do not anticipate paying cash dividends or repurchasing common stock in the foreseeable future.

GTI is a holding company that derives substantially all of its cash flow from issuances of its securities and cash flows of its subsidiaries. Accordingly, GTI's ability to pay dividends or repurchase common stock from cash flow from sources other than issuance of its securities is dependent upon the cash flows of its subsidiaries and the advance or distribution of those cash flows to GTI.

Under the Revolving Facility, in general, GTI is permitted to pay dividends and repurchase common stock in an aggregate amount (cumulative from February 2005) equal to up to $25 million (or up to $75 million, if certain leverage ratio requirements are satisfied), plus, each year, an aggregate amount equal to 50% of our consolidated net income in the prior year.

Under the Senior Notes, in general, GTI is permitted to pay dividends and repurchase common stock only in an aggregate amount (cumulative from February 2002) equal to $25 million, plus, if certain leverage ratio requirements are satisfied, an amount of up to the sum of 50% of certain consolidated net income (cumulative from April 2002), 100% of net cash proceeds from certain sales of common stock (subsequent to February 1, 2002) and certain investment returns.

The Debentures do not restrict the payment of dividends or repurchase of our common stock, but such payment or repurchase may result in an adjustment to the conversion rate applicable to the Debentures.

PERFORMANCE GRAPH

The following graph compares the 5-year total return provided to shareholders of our common stock to the cumulative total return of the Dow Jones Industrial Average and the Russell 2000 Index. An investment of $100 is assumed to have been made in our common stock and in each of the indexes on December 31, 2001 and its relative performance is tracked through December 31, 2006.

COMPARISON OF CUMULATIVE TOTAL RETURN


200
180
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
GrafTech International Ltd.
Russell 2000 Index
Dow Jones Industrial Average

Item 6. Selected Financial Data

The data set forth below should be read in conjunction with "Part I. Preliminary Notes-Presentation of Financial, Market and Legal Data," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(Dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$505,827	$618,872	$ 742,255	$ 773,028	$855,433
Income (loss) from continuing operations (a)	(17,642)	(24,609)	17,451	(120,541)	42,400
Basic earnings per common share:					
Income (loss) from continuing operations	$ (0.32)	$ (0.37)	$ 0.18	$ (1.23)	$ 0.43
Income (loss) from discontinued operations (b)	(0.01)	0.01	(0.00)	(0.05)	0.50
Net income (loss)	$ (0.33)	$ (0.36)	$ 0.18	$ (1.28)	$ 0.93
Weighted average common shares outstanding (*in thousands*)	55,942	67,981	96,548	97,689	97,965
Diluted earnings per common share:					
Income (loss) from continuing operations	$ (0.32)	$(0.37)	$ 0.17	$ (1.23)	$ 0.43
Income from discontinued operations (b)	(0.01)	0.01	(0.00)	(0.05)	0.43
Net income (loss)	$ (0.33)	$ (0.36)	$ 0.17	$ (1.28)	$ 0.86
Weighted average common shares outstanding (*in thousands*)	55,942	67,981	98,149	97,689	112,152
Balance sheet data (at period end):					
Total assets	$847,659	$966,389	$1,067,818	$ 886,820	$906,201
Other long-term obligations (c)	249,622	204,214	149,462	107,704	103,408
Total long-term debt	722,449	533,934	671,446	703,743	665,400
Other financial data:					
Net cash provided by (used in) operating activities	$ (61,102)	$ (26,528)	$ (132,266)	$ 7,989	$ 64,181
Net cash provided by (used in) investing activities	(49,539)	(22,113)	(56,310)	(60,381)	118,538
Net cash provided by (used in) financing activities	78,525	69,133	176,606	36,184	(39,568)

(a) For 2002, includes a restructuring charge of $5.8 million, pertaining primarily to the rationalization of graphite electrode manufacturing operations in Caserta, Italy. For 2002, includes an impairment charge of $17.0 million, primarily related to impairment losses on long-lived carbon electrode assets in Columbia, Tennessee, on available-for-sale securities, and on our investment in our venture with Jilin Carbon Ltd. in China.

For 2003, includes a restructuring charge of $19.8 million, pertaining primarily to the closure and settlement of our U.S. non-qualified defined benefit plan for the participating salaried workforce, with the remaining due to further organizational changes. For 2003, includes an impairment charge of $7.0 million, primarily related to the closure of the majority of the graphite electrode manufacturing operations in Caserta, Italy and a net write-off of the remaining book value of assets of our former graphite electrode manufacturing operations in Clarksville, Tennessee.

For 2004, includes a restructuring benefit of $0.5 million, pertaining primarily to a net benefit associated with the closure of our graphite electrode manufacturing operations in Caserta, Italy, offset by severance programs and related benefits associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom and changes in estimates related to U.S. voluntary and selective severance programs.

For 2005, includes a restructuring charge of $9.7 million, pertaining primarily to a $6.1 million charge associated with the rationalization of our graphite electrode facilities, including those in Brazil, France, and Russia, a $3.2 million charge associated with the closure of our graphite electrode manufacturing operations at Caserta, Italy, a $0.5 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, an $0.8 million charge associated with the phase out of our graphite electrode machining operations in Clarksville, Tennessee and a $0.4 million charge associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom, offset by a $1.3 million benefit associated with a change in estimate pertaining to the closure of certain graphite electrode manufacturing operations. For 2005, includes a $2.9 million charge related to the impairment of our long-lived carbon electrode fixed assets in Columbia, Tennessee.

Provision for income taxes in 2005 was a charge of $168.0 million primarily due to a charge resulting from a net change in the total valuation allowance for 2005 of $153.1 million. During the 2005 year end financial accounting closing process, we determined that the timing of when we will generate sufficient U.S. taxable income to realize our U.S. deferred tax assets became less certain; therefore, we recorded valuation allowances.

For 2006, includes a restructuring charge of $10.0 million, pertaining primarily to a $3.0 million charge associated with the rationalization of our graphite electrode facilities, including those in France and the United States, a $1.8 million charge associated with the closure of our graphite electrodes manufacturing operations in Caserta, Italy, a $1.4 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio and a $2.7 million charge associated with severance and other costs related to the shutdown of our carbon electrode production operations in Columbia, Tennessee.

For 2006, includes a $6.6 million impairment charge related to the abandonment of capitalized costs related to our enterprise resource planning system, caused by indefinite delays in the implementation of remaining facilities, a $1.4 million impairment charge related to the write-down of long-lived assets in Etoy, Switzerland, as the estimated fair value less selling costs exceeded book value, a $0.8 million loss related to the abandonment of certain long-lived assets associated with the accelerated closing of our carbon electrode facility in Columbia, Tennessee, and a $1.7 million loss for the abandonment of certain fixed assets related to our graphite electrode operations.

For 2006, includes a $2.5 million charge related to the settlement of three foreign customer lawsuits associated with anti-trust lawsuits and related items.

For 2006, includes a charge related to our incentive compensation program amounting to $23.3 million.

(b) For 2002 and 2003, income (loss) from discontinued operations includes the composite tooling business sold in 2003 and the cathodes business sold in 2006. Income (loss) from discontinued operations for 2004, 2005, and 2006 is comprised solely of cathode business.

(c) Represents liabilities and expenses in connection with antitrust investigations and related lawsuits and claims, pension and post-retirement benefits and related costs and miscellaneous other long-term obligations.

The following quarterly selected consolidated financial data have been derived from the Consolidated Financial Statements for the periods indicated which have not been audited. The selected quarterly consolidated financial data set forth below should be read in conjunction with "Part I. Preliminary Notes – Presentation of Financial, Market and Legal Data," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

The results for the second and third quarter of 2006 include currency losses within other expense that are incorrectly included in the statement of operations related to remeasurement losses for non-dollar denominated intercompany loans. These errors were corrected in the fourth quarter of 2006. This resulted in (1) an understatement of income from continuing operations of $0.3 million in second quarter of 2006, (2) an understatement of income from continuing operations of $4.4 million in third quarter of 2006 and (3) an overstatement of income from continuing operations of $4.7 million in the fourth quarter 2006. We have determined that the impact of this item in all interim periods was not material.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)			
2005				
Net sales	$183,997	$189,636	$183,682	$ 215,713
Gross profit	46,109	54,616	55,215	63,273
Income (loss) from continuing operations (a)	3,266	6,756	16,941	(147,504)
Basic earnings per common share:				
Income (loss) per share from continuing operations	$ 0.04	$ 0.07	$ 0.17	$ (1.51)
Income (loss) per share from discontinued operations	(0.02)	(0.01)	(0.01)	(0.01)
Diluted earnings per common share:				
Income (loss) per share from continuing operations	$ 0.04	$ 0.07	$ 0.16	$ (1.50)
Income (loss) per share from discontinued operations	(0.02)	(0.01)	(0.01)	(0.01)
2006				
Net sales	$174,192	$223,314	$222,445	$ 235,482
Gross profit	50,757	61,418	66,161	71,012
Income (loss) from continuing operations (b)	(3,851)	10,039	9,984	26,228
Basic earnings per common share:				
Income (loss) per share from continuing operations	$ (0.04)	$ 0.10	$ 0.10	$ 0.27
Income (loss) per share from discontinued operations	(0.01)	(0.01)	(0.00)	0.52
Diluted earnings per common share:				
Income (loss) per share from continuing operations	$ (0.04)	$ 0.10	$ 0.09	$ 0.24
Income (loss) per share from discontinued operations	(0.01)	(0.01)	0.00	0.45

(a) The 2005 first quarter includes a $0.4 million restructuring charge, primarily pertaining to the closure of our advanced graphite machining operations in Sheffield, United Kingdom.

The 2005 second quarter and 2005 third quarter include nominal restructuring charges or benefits.

The 2005 fourth quarter includes a restructuring charge of $9.1 million pertaining primarily to a $5.9 million charge associated with the rationalization of our graphite electrode facilities, including those in Brazil, France, and Russia, a $3.3 million charge associated with the closure of our graphite electrode manufacturing operations at Caserta, Italy, a $0.6 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, and a $0.6 million charge associated with the phase out of our graphite electrode machining operations in Clarksville, Tennessee, offset by a $1.3 million benefit associated with a change in estimate pertaining to the closure of certain graphite electrode manufacturing operations.

The 2005 fourth quarter also includes a $2.9 million charge related to the impairment of our long-lived carbon electrode fixed assets in Columbia, Tennessee.

The 2005 fourth quarter provision for income taxes was a charge of $157.3 million primarily due to a charge resulting from a net change in the total valuation allowance for 2005 of $153.1 million. During the 2005 year end financial accounting closing process, we determined that the timing of when we will generate sufficient U.S. taxable income to realize our U.S. deferred tax assets became less certain; therefore, we recorded a valuation allowance.

(b) The 2006 first quarter includes a restructuring charge of $1.2 million primarily related to the rationalization of our graphite electrode facility in France, a $0.9 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, a $0.2 million charge related to the rationalization of our graphite electrode machining operations in Clarksville, Tennessee, and a $0.2 million charge related to the shutdown of our carbon electrode production operations in Columbia, Tennessee.

The 2006 first quarter also includes a $6.6 million charge related to the abandonment of capitalized costs related to our enterprise resource planning system and a $1.4 million impairment charge related to the write-down of long-lived assets in Etoy, Switzerland.

The 2006 second quarter includes a restructuring charge of $0.9 million related to the rationalization of our graphite electrode facility in France, a $0.5 million charge related primarily with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio and a $1.3 million charge primarily associated with the shutdown of our carbon electrode production operations at our Columbia, Tennessee facility.

The 2006 second quarter includes a $0.6 million impairment loss associated with the accelerated closing of our carbon electrode facility in Columbia, Tennessee. The 2006 second quarter also includes a $2.5 million charge related to the settlement of three foreign customer lawsuits associated with anti-trust and related items.

The 2006 third quarter includes a restructuring charge of $0.8 million related to the rationalization of our graphite electrode facilities in France and Russia, a $0.2 million charge related primarily with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, a $0.4 million charge primarily associated with the shutdown of our carbon electrode production operations at our Columbia, Tennessee facility and a $0.3 million charge related to the closure of our graphite electrode manufacturing operations in Caserta, Italy.

The 2006 fourth quarter includes a $1.7 million loss associated with the abandonment of certain fixed assets in our graphite electrode segment and restructuring charges of $2.3 million primarily related to severance and related costs associated with our graphite electrode restructuring initiatives.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

GENERAL

We have four major product categories: graphite electrodes, advanced graphite materials, carbon refractories, and natural graphite.

Reportable Segments. Previously, our businesses reported in the following reportable segments: synthetic graphite, which consisted of graphite electrodes, cathodes and advanced graphite materials and related services; and other, which consisted of natural graphite, carbon electrodes, and refractories and related services.

In the fourth quarter of 2006, we sold our cathode assets (including our 70% interest in Carbone Savoie) for $135.0 million less certain price adjustments and the purchaser's assumption of liabilities. In accordance with SFAS No. 144, we have classified this business as discontinued operations and have reflected this change for all periods contained within this Report. As a result of the sale, the structure of our organization as well as the methods and information used by the chief operating decision maker to allocate resources and assess performance was realigned to meet improved corporate goals and strategies. With these changes, we evaluated our reportable segments and have concluded that our graphite electrode and advanced graphite materials businesses are now reportable segments under SFAS No. 131. The remaining operating segments, natural graphite products, refractories, and carbon electrodes are combined as Other Businesses and shown as a third segment. The segment information throughout this section of the Report has been adjusted to reflect these segments.

- Graphite electrode, which primarily serves the steel industry and includes graphite electrode product operations and related services.
- Advanced graphite materials, which includes primary and specialty products and related services for the transportation, semiconductor and other markets.
- Other businesses, which includes natural graphite products, refractories and carbon electrodes.

Reference is made to the information under "Part I" for background information on our businesses, industry and related matters.

Update to Previously Released Preliminary Unaudited Results. On February 28, 2007, we announced preliminary and unaudited financial results for the fourth quarter and end year ended December 31, 2006, including net income for 2006 of $85.9 million. In March of 2007 but prior to filing this Form 10-K, we announced certain changes in our results that were identified during our year end review process. As a result of these changes, our net income increased to $91.3 million. The increase is primarily due to additional income related to the remeasurement of non-dollar denominated intercompany loans. The remeasurement changed Other (income) expense, net, in the consolidated statement of operations from expense of $1.4 million to income of $4.1 million.

GLOBAL ECONOMIC CONDITIONS AND OUTLOOK

We are impacted in varying degrees, both positively and negatively, as global, regional or country conditions fluctuate.

2004 and 2005. Overall, global and regional economic conditions strengthened throughout 2004 and remained relatively stable in 2005. We estimate that worldwide steel production was about 1.05 billion metric tons in 2004 and 1.13 billion metric tons in 2005, about a 9% and 8% increase, respectively, over the prior year. In 2004, worldwide graphite electrode demand increased to approximately 1 million metric tons driven by increased steel production and, in particular, EAF steel production. In 2005, China's steel production grew almost 25%, a faster rate than the worldwide market, and represented the single largest contributor to the growth in global steel demand. Chinese steel production was approximately 88% blast oxygen furnace related. However, China also was the growth leader for new EAF steel production. Overall, EAF steel production capacity grew, primarily driven by new EAF furnaces in China, and to a lesser extent, in Russia, the Middle East and North

America. This contributed to a favorable global pricing environment in 2004 and 2005.

Demand for our advanced graphite materials increased significantly in 2004 and 2005, as compared to 2003. The increases were mainly in the energy related markets, including solar, silicon and oil and gas exploration, and defense and transportation industries. We operated our advanced graphite materials capacity at very high levels in 2005.

2006. Overall, global and regional economic conditions remained relatively stable in 2006. We estimate that worldwide steel production was about 1.24 billion metric tons in 2006, about a 10% increase as compared to 2005. China's steel production continued to grow at a faster rate than the worldwide market. In 2006, China's production grew almost 20% and represented the single largest contributor to the growth in global steel demand. Chinese steel production remained approximately 88% blast oxygen furnace related. However, China also remains the growth leader for new EAF steel production. Overall, EAF steel production capacity continued to grow, primarily driven by new EAF furnaces in China, and to a lesser extent, in Russia, the Middle East and North America. This contributed to a more favorable global pricing environment in 2006.

Demand for our advanced graphite materials increased significantly in 2006 as compared to 2005. The increases were mainly in the energy related markets, including solar, silicon and oil and gas exploration, and defense and transportation industries. We operated our advanced graphite materials capacity at very high levels in 2006.

Outlook. Global and regional economic conditions are expected to remain relatively stable in 2007. We estimate that worldwide total steel production will increase to about 1.29 billion metric tons in 2007, about 4% higher than in 2006. Global EAF steel production is expected to grow approximately 2%.

Worldwide graphite electrode demand is also expected to remain stable in 2007. We expect demand growth from the EAF steel market of about 2-3%. This increase in EAF demand is expected to be offset by a decrease in consumption. As such, overall graphite electrode demand is expected to remain flat compared to 2006.

We expect 2007 net sales of graphite electrodes to increase approximately 15% over 2006. We expect 2007 graphite electrode sales volume to be approximately 205,000 metric tons, depending on market conditions. We expect upward pressure on most of our raw material costs, including freight, energy and petroleum-based raw materials. These cost increases will impact almost all of our product lines.

In 2007, we believe that the overall demand for advanced graphite materials will remain at a high level, resulting from continued strength in the energy markets and defense and transportation industries. The continued overall strength of the economy in the markets served has kept the demand high for our core products which are used in the industrial and chemical sectors. As a result of this high demand, we continue to be virtually sold out at full capacity in 2007. Due to the cathodes divestiture we have approximately 5% lower capacity than we had prior to the divestiture.

We expect 2007 capital expenditures to be approximately $50 million. We expect depreciation expense to be approximately $35 million, and interest expense to be approximately $45 million.

Our sales of carbon electrodes will be less in 2007 due to our planned exiting of that business by the end of 2007.

Our outlook could be significantly impacted by, among other things, factors described under "Item 1A – Risk Factors" and "Item 1A – Forward Looking Statements" in this Report.

FINANCING TRANSACTIONS

During 2004, we repurchased Senior Notes for cash or in exchange for shares of our common stock. See Note 5 to the Consolidated Financial Statement for more detailed information.

On January 22, 2004, we completed an offering of $225.0 million aggregate principal amount of Debentures at a price of 100% of principal amount. The net proceeds from the offering were approximately $218.8 million. We used the net proceeds to repay the remaining $21.4 million of term loans outstanding under the Senior Facilities, to make provisional payments of $74.1 million against the fine (the **"EU antitrust fine"**) that was assessed against us in 2001 by the Directorate

General IV of the European Communities (the "EU Competition Authority"), and to fund general corporate purposes, including replacement of financing previously provided by factoring of accounts receivable that are complementary to our businesses. The balance was invested in short-term, investment quality, interest-bearing securities or deposits.

On February 8, 2005, we completed a substantial amendment and restatement of the Credit Agreement to effect a refinancing of the Revolving Facility. We believe the refinancing has enhanced our stability and liquidity. The Revolving Facility now provides for loans and letters of credit in a maximum amount outstanding at any time of up to $215.0 million and matures in July 2010. As a result of the refinancing, we have no material debt scheduled to mature prior to July 2010.

On January 12, 2007, we and certain of our subsidiaries requested U.S. Bank National Association, as trustee, to redeem $120 million of the outstanding principal amount of the 10¼% Senior Notes due 2012, at 105.125% of the principal amount, plus accrued interest. This redemption occurred in February 2007. We also plan to redeem an additional $15.0 million in March 2007. After these redemptions, $300 million in principal of the Senior Notes remains outstanding.

ANTITRUST LITIGATION AGAINST US

Beginning in 1997, the United States Department of Justice ("DOJ") and other foreign antitrust authorities commenced investigations into alleged violations of the antitrust laws in connection with the sale of graphite electrodes. These antitrust investigations and related lawsuits and claims have been resolved. Several of the investigations resulted in the imposition of fines against us which have been timely paid. At December 31, 2005 and December 31, 2006, respectively, $26.0 million and $5.4 million remained in the reserve for liabilities and expenses in connection with these antitrust investigations and related lawsuits and claims, which have also been resolved. In January 2007, we paid the last scheduled installment of the fine imposed by the DOJ.

OTHER PROCEEDINGS AGAINST US

We are involved in various other investigations, lawsuits, claims, demands, environmental compliance programs, and other legal proceedings incidental to the conduct of our business. While it is not possible to determine the ultimate disposition of each of these matters and proceedings, we do not believe that their ultimate disposition will have a material adverse effect on our financial position, results of operations or cash flows.

REALIZABILITY OF NET DEFERRED TAX ASSETS AND VALUATION ALLOWANCES

At December 31, 2006, we had $231.5 million of gross deferred income tax assets, of which $200.5 million required a valuation allowance. Our valuation allowance does not affect our ability and intent to utilize the deferred income tax assets as we generate sufficient future profitability. In addition, we had $45.9 million of gross deferred income tax liabilities. Deferred income tax assets and liabilities are classified on a net current and net non-current basis for each tax jurisdiction.

The net change in gross deferred income tax assets for 2006 was a decrease of $16.5 million, of which $5.5 million was related to utilization of net operating losses and foreign tax credits, which had a full valuation allowance against them. The net change in the total valuation allowance for 2006 was a decrease of $7.9 million.

We are executing current strategies, and developing future strategies, to improve sales, reduce costs and improve our capital structure in order to improve U.S. taxable income to a level sufficient to fully realize these benefits in future years. The current U.S. tax attributes, if utilized, will allow us to significantly reduce our cash tax obligations in the U.S. We currently expect our overall 2007 book tax rate to be 36% to 38%.

CUSTOMER BASE

We are a global company and serve all major geographic markets. Sales of our products to customers outside the U.S. accounted for about 76% of our net sales in 2004, 70% of our net sales in 2005, and 77% of our sales in 2006. In 2006, three of our ten largest customers were based in Europe, two each in the U.S., South Africa and Mexico, and one in Brazil.

In 2006, our ten largest customers were purchasers of graphite electrode products. No single customer or group of affiliated customers accounted for more than 10% of our net sales in 2006.

RESULTS OF OPERATIONS

Financial information discussed below excludes our cathodes business that was sold in December 2006 and has been accounted for as discontinued operations.

2005 Compared to 2004.

Consolidated. Net sales of $773.0 million in 2005 represented a $30.7 million, or 4.1%, increase from net sales of $742.3 million in 2004. Net sales of graphite electrodes increased $14.6 million primarily due to higher average graphite electrode sales revenue per metric ton, offset by lower sales volumes and a less favorable product sales mix. Advanced graphite materials net sales increased $9.4 million due primarily to higher sales volumes and improved pricing.

Cost of sales of $553.8 million in 2005 represented a $0.9 million, or 0.2%, increase from cost of sales of $552.9 million in 2004. Cost of sales increased $26.3 million due to higher operating costs, $5.5 million due to the net unfavorable impacts of currency exchange rates and $3.6 million due to other costs, partially offset by a decrease of $34.4 million due to lower sales volumes, and $0.2 million due to a favorable product mix.

Gross profit of $219.2 million in 2005 represented a $29.9 million, or 15.8%, increase from gross profit of $189.3 million in 2004. Gross margin increased to 28.4% of net sales in 2005 from 25.5% of net sales in 2004.

Selling and administrative increased $9.4 million, or 11.8%, from $80.0 million in 2004 to $89.4 million in 2005. The increase was primarily due to higher selling expenses of approximately $4.0 million associated with higher net sales, increased employee compensation costs of approximately $4.4 million ($1.8 million of which was associated with restricted stock grants), an increase in third party professional fees of $0.5 million, and an increase of $0.5 million of other costs.

Research and development expenses increased $1.5 million, or 25.4%, from $5.9 million in 2004 to $7.4 million in 2005, with the increase primarily due to increased headcount to support growth in our natural graphite business.

Other (income) expense, net, was expense of $19.9 million in 2005 as compared to expense of $21.4 million in 2004. The net decrease in expense of $1.5 million was primarily due to losses of $8.8 million attributable to a reduction of Senior Notes outstanding (due to debt for equity exchanges and repurchases) occurred in 2004, a decrease in expenses pertaining to legal, environmental and other related costs of $5.7 million in 2005 as compared to 2004, a decrease in non-income tax charges of $3.4 million for 2005 as compared to 2004, benefits pertaining to foreign currency exchange rate contracts of $1.3 million as gains were recognized in 2005 as compared to losses in 2004, a decrease in fair value adjustment losses on interest rate caps of $3.3 million for 2005 as compared to 2004, and a net decrease in other costs of $4.2 million, offset by losses due to changes in currency exchange rates, primarily associated with Euro-denominated inter-company loans, increasing $25.1 million for 2005 as compared to 2004.

In 2004, we recorded a net restructuring charge of $0.5 million, comprised primarily of a $2.5 million net benefit associated with the closure of our graphite electrode manufacturing operations in Caserta, Italy (consisting of a reduction in cost estimate, partially offset by the completion of further severance agreements for employees terminated in connection with the closure), offset by a $1.3 million charge relating primarily to severance programs and related benefits associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom and a $0.6 million charge associated primarily with changes in estimates related to U.S. voluntary and selective severance programs.

In 2005, we recorded a net restructuring charge of $9.5 million comprised primarily of the following: a $4.6 million charge associated with the rationalization of our graphite electrode facilities, including those in Brazil, France, and Russia, a net $4.0 million charge associated with the closure of our graphite electrode manufacturing operations at Caserta, Italy and Clarksville, Tennessee. We also incurred a $0.5 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio and a $0.4 million charge associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom.

The restructuring accrual is included in other accrued liabilities and other long-term obligations on the Consolidated Balance Sheets. The following table summarizes activity relating to the accrual:

	Severance and Related Costs	Plant Shutdown and Related Costs	Total
	(Dollars in thousands)		
Balance at January 1, 2004	$19,253	$9,410	$28,663
Restructuring charges	4,321	985	5,306
Change in estimates	—	(5,854)	(5,854)
Payments and settlements, including non-cash items of $2,814	(18,367)	(1,300)	(19,667)
Effect of change in currency exchange rates	340	64	404
Balance at December 31, 2004	5,547	3,305	8,852
Restructuring charges	10,880	474	11,354*
Change in estimates	(260)	(1,365)	(1,625)
Payments and settlements	(4,999)	(1,671)	(6,670)
Effect of change in currency exchange rates	(435)	51	(384)
Balance at December 31, 2005	$10,733	$794	$11,527

* Includes restructuring charges of $0.2 million related to our cathodes operations.

At December 31, 2005, the outstanding balance of our restructuring reserve was $11.5 million. The components of the balance at December 31, 2005 consisted primarily of:

Graphite Electrode:

- $6.0 million related to the rationalization of our graphite electrode facilities, including Brazil, France, and Russia;
- $3.9 million related to the closure of our graphite electrode manufacturing operations in Caserta, Italy; and
- $0.7 million related to the phase out of our graphite electrode machining operations in Clarksville, Tennessee.

Other Businesses:

- $0.9 million primarily related to the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio.

In 2005, we recorded a $2.9 million charge related to the impairment of our long-lived carbon electrode fixed assets in Columbia, Tennessee as a result of our 2005 fourth quarter review of our carbon electrode forecasts. The future estimated undiscounted cash flows expected to result from the use of these assets were below their respective carrying amounts. As a result, an impairment loss was measured as the difference between the assets' carrying amount and fair value, which was based on current estimates of market price.

We recorded a $1.3 million charge for additional potential liabilities and expenses in connection with antitrust investigations and related lawsuits and claims in the 2004 first quarter. This charge was offset by a gain due to the refund of €10 million ($12.2 million based on currency exchange rates then in effect) that we received from the EU Competition Authority as a result of the reduction of the EU antitrust fine to €42 million, plus accrued interest of €7.7 million (which was calculated at a rate of 8.04% per annum), an aggregate of about $59 million at currency exchange rates in effect at the time the decision on our appeal thereof was issued.

The following table presents an analysis of interest expense:

	For the Year Ended December 31,	
	2004	2005
	(Dollars in thousands)	
Interest incurred on debt	$43,780	$42,222
Interest rate swap benefit	(11,313)	(1,914)
Amortization of fair value adjustments for terminated hedge instruments	(2,468)	(1,744)
Accelerated amortization of fair value adjustments for terminated hedge instruments due to reduction of Senior Notes	(4,746)	—
Amortization of debt issuance costs	4,834	3,569
Interest on DOJ antitrust fine	710	507
Amortization of premium on Senior Notes	(272)	(190)
Amortization of discount on Debentures	867	885
Interest incurred on other items	340	347
Interest expense from continuing operations	31,732	43,682
Interest related to discontinued operations	7,446	9,034
Total interest expense	$39,178	$52,716

Average total debt outstanding was $675.6 million in 2004 as compared to $708.8 million in 2005. The average annual interest rate was 5.5% in 2004 as compared to 6.9% in 2005. These average rates represent the average rates on total debt outstanding and include the benefits, if any, of our interest rate swaps.

Provision for income taxes was a charge of $168.0 million in 2005 as compared to a charge of $45.3 million in 2004. The effective income tax rate was approximately 354.0% in 2005. The higher effective income tax rate was primarily due to a charge resulting from a net change in the total valuation allowance for 2005 of $153.1 million. During the 2005 year-end financial accounting closing process, we determined that the timing of when we will generate sufficient U.S. taxable income to realize our U.S. deferred tax assets became less certain; therefore, we recorded a valuation allowance, primarily against our net federal deferred tax assets in the U.S., of $149.7 million. We recorded similar valuation allowances in certain other jurisdictions in both the second and fourth quarters of 2005, which resulted in charges totaling $3.3 million.

The effective income tax rate was 72.2% in 2004. The higher effective income tax rate was primarily due to the implementation of the 2004 special tax election that accelerated approximately $215.2 million of taxable income in the U.S. that resulted in the utilization of approximately $26.2 million in deferred tax assets, of which approximately $20.0 million were existing foreign tax credits, and $6.3 million of net operating loss carry forward. The effective rate in 2004 was also impacted by a benefit from the EU Competition Authority refund, which was non-taxable in the U.S., and by nondeductible expenses associated with certain restructuring charges.

Excluding the change in valuation allowances, impact of restructuring charges and the tax expense resulting from the 2004 special tax election, the 2005 effective tax rate was 38%. Excluding the impact of restructuring charges, the tax expense resulting from the 2004 special tax election and the antitrust benefits, the 2004 effective tax rate was 36%.

The loss from discontinued operations, net of tax, was $4.6 million in 2005 compared to the loss from discontinued operations, net of tax, of $0.4 million in 2004.

As a result of the matters described above, our net loss was $125.2 million in 2005 as compared to net income of $17.0 million in 2004.

Segment Net Sales. The following table represents our net sales by segment for the years ended December 31, 2004 and 2005.

	For the Year Ended December 31,	
	2004	2005
	(Dollars in thousands)	
Graphite electrode	$567,856	$582,472
Advanced graphite materials	79,145	88,541
Other businesses	95,254	102,015
Total net sales	$742,255	$773,028

Our analysis of the percentage change in net sales for graphite electrode and advanced graphite materials is set forth in the following table:

	Volume	Price	Mix	Currency	Other	Net Change
Graphite electrode	(9)%	14%	(3)%	0%	1%	3%
Advanced graphite materials	7%	4%	0%	1%	0%	12%

Net sales for the graphite electrode segment were relatively flat as the higher selling prices were offset by the lower sales volume and unfavorable product mix. Advanced graphite materials sales increased by 12% due to increased sales volumes and, partially, pricing increases in the year.

Net sales for our other businesses increased $6.8 million, from $95.3 million in 2004 to $102.0 million in 2005 primarily related to increased sales volume for natural graphite products and carbon electrodes partially offset by a decrease in refractories.

Segment Operating Income. Corporate expenses are allocated to segments based on each segment's percentage of consolidated sales. The following table represents our operating income by segment for the years ended December 31, 2004 and 2005:

	For the Year Ended December 31,	
	2004	2005
	(Dollars in thousands)	
Graphite electrode	$ 84,155	$ 95,706
Advanced graphite materials	12,089	14,701
Other businesses	7,673	(435)
Total segment operating income	$103,917	$109,972

Our analysis of the percentage change in operating expenses, including restructuring and impairment charges for graphite electrode and advanced graphite materials is set forth in the following table:

	Operating Expenses		
	2004	2005	Change
	(Percentage of sales)		
Graphite electrode	85%	84%	(1%)
Advanced graphite materials	85%	83%	(2%)

Segment operating expenses as a percentage of sales for graphite electrodes decreased 1% point in 2005. However, total segment operating expenses increased $3.1 million in 2005. This increase was attributable to an unfavorable net currency impact of $5.3 million, increased raw material and production costs of $20.4 million and higher selling and administrative costs, including research and development, of $3.9 million. The increase in selling and administrative costs is attributable to increased employee compensation costs (associated with stock issuances) and third party professional costs, as well as, selling costs resulting from higher sales. Restructuring and impairment charges for graphite electrodes increased $11.0 million in 2005 from $2.0 million benefit in 2004 to $9.0 million in 2005, primarily related to severance costs at our Caserta, Italy, facility of about $3.2 million, $4.6 million for our Notre Dame facility and $1.2 million at other locations. These increases were offset by lower sales volumes of about $37.5 million.

As a percentage of sales, there was a 2% decrease in segment operating expenses for advanced graphite materials in 2005. However, total segment operating expenses increased by $6.8 million. The increase was the result of higher sales volume of $4.2 million, increased energy and other production costs, including inventory disposals and currency impact, net of $0.8 million. Higher selling expenses associated with higher sales, increased employee compensation and related benefit charges, and other corporate professional charges resulted in a $2.7 million increase. For advanced graphite materials, restructuring charges decreased in 2005 by $0.9 million. In 2004, $1.4 million was charged for severance programs and related benefits at our Sheffield, United Kingdom facility, compared to $0.5 million in 2005.

Segment operating expenses for other businesses increased by $14.9 million and was primarily attributable to increased sales volumes and selling and administrative expenses for natural graphite products and refractories of about $12.2 million and also higher operating costs for carbon electrodes associated with increased sales volumes. In 2005, we recorded a $2.9 million impairment charge for long-lived assets for carbon electrode fixed assets at our Columbia, Tennessee facility.

2006 Compared to 2005.

Consolidated. Net sales of $855.4 million in 2006 represented an $82.4 million or 10.7% increase from net sales of $773.0 million in 2005. Net sales of graphite electrodes increased $87.5 million, or 15.0%, primarily due to increased sales volumes and favorable price increases, offset slightly by an unfavorable product mix in 2006 compared to 2005. Advanced graphite materials net sales increased $15.2 million, or 17.2%, due to favorable volumes and prices in 2006 compared to 2005.

Cost of sales of $606.1 million in 2006 represented a $52.3 million, or 9.4%, increase from cost of sales of $553.8 million in 2005. Cost of sales increased due to higher sales volumes, higher raw material and operating costs, and increased employee compensation costs related to our incentive compensation program. These increases were offset by a decrease due to reduced period costs associated with the exit of the carbon electrode business.

Gross profit of $249.3 million in 2006 represented a $30.1 million, or 13.7%, increase from gross profit of $219.2 million in 2005. Gross margin increased to 29.1% of net sales in 2006 from 28.4% of net sales in 2005.

Research and development expenses increased $3.2 million, or 43.2%, from $7.4 million in 2005 to $10.6 million in 2006, with the increase primarily due to a $1.1 million increase in employee compensation costs related to our incentive compensation program and increased expenses relating to other research and development efforts primarily attributable to our graphite electrode segment and natural graphite products division.

Selling and administrative expenses increased $15.8 million, or 17.7%, from $89.4 million in 2005 to $105.2 million in 2006. The increase was due primarily to increased employee compensation costs related to our incentive compensation program of $11.3 million, increased employee benefit costs of $1.3 million and $3.2 million of other selling expenses associated with higher net sales, including higher bad debt and tax expenses.

Other (income) expense, net was a benefit of $4.1 million in 2006 compared to a charge of $19.9 million in 2005. The increase was caused by a decrease in currency losses of $24.3 million, a decrease of costs related to the write-off of capitalized bank fees and related debt extinguishment costs of $1.6 million, an increase in gains on the sale of fixed assets of $4.6 million, and a $1.5 million benefit related to our Brazil sales tax provision recorded in 2006. These decreases were offset by an increase in legal, environmental and other related costs of $0.7 million, an increase of $1.6 million associated with the move of corporate headquarters from Wilmington, Delaware to Parma, Ohio, and an increase in other costs of $5.6 million, due primarily to favorable fair value adjustments on the Debenture redemption make-whole option of $2.7 million in 2005 that did not occur in 2006.

In 2005, we recorded a net restructuring charge of $9.5 million comprised primarily of the following: a $4.6 million charge associated with the rationalization of our graphite electrode facilities, including those in Brazil, France, and Russia, a net $4.0 million charge associated with the closure of our graphite electrode manufacturing operations at Caserta, Italy and Clarksville, Tennessee.

We also incurred a $0.5 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio and a $0.4 million charge associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom.

In 2006, we recorded a net restructuring charge of $10.0 million, pertaining primarily to a $3.7 million charge associated with the rationalization of our graphite electrode facilities, including those in France and the United States, a $1.8 million charge associated with the closure of our graphite electrodes manufacturing operations in Caserta, Italy, a $1.4 million charge primarily associated with the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio and a $2.7 million charge associated with severance and other costs for the shutdown of our carbon electrode production operations in Columbia, Tennessee.

The restructuring accrual is included in other accrued liabilities and other long-term obligations on the Consolidated Balance Sheets. The following table summarizes activity relating to the accrual:

	Severance and Related Costs	Plant Shutdown and Related Costs	Total
		(Dollars in thousands)	
Balance at January 1, 2005	$5,547	$3,305	$8,852
Restructuring charges	10,880	474	11,354*
Change in estimates	(260)	(1,365)	(1,625)
Payments and settlements	(4,999)	(1,671)	(6,670)
Effect of change in currency exchange rates	(435)	51	(384)
Balance at December 31, 2005	10,733	794	11,527
Restructuring charges	7,097	2,385	9,482
Change in estimates	474	—	474
Payments and settlements	(12,089)	(2,752)	(14,841)
Effect of change in currency exchange rates	1,200	31	1,231
Balance at December 31, 2006	$7,415	$458	$7,873

* Includes restructuring charges of $0.2 million related to our cathodes operations.

At December 31, 2006, the outstanding balance of our restructuring reserve was $7.9 million. The components of the balance at December 31, 2006 consisted primarily of:

Graphite Electrode

- $2.2 million related to the rationalization of our graphite electrode facilities in France;
- $3.4 million related to the closure of our graphite electrode manufacturing operations in Caserta, Italy; and
- $0.8 million related to the phase out of our graphite electrode machining operations in Clarksville, Tennessee.

Other Businesses

- $0.9 million related to the shutdown of our carbon electrode production operations at our Columbia, Tennessee facility.
- $0.3 million related to the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, including lease payments on our former Corporate Headquarters and severance expenses for former employees.

In the first quarter of 2006, we abandoned long-lived fixed assets associated with costs capitalized for our enterprise resource planning system implementations due to an indefinite delay in the implementation of the remaining facilities. As a result, we recorded a

$6.6 million impairment loss, including the write off of capitalized interest, in accordance with SFAS No. 144. Additionally, we recorded a $1.4 million impairment loss to adjust the carrying value of the assets in Switzerland to the estimated fair value less estimated selling costs. In the third quarter of 2006, we sold the long-lived assets at our Etoy, Switzerland facility for $7.1 million.

In the second quarter of 2006, we abandoned certain long-lived fixed assets associated with the accelerated closing of our carbon electrode facility in Columbia, Tennessee due to changes in our initial plan of restructuring the facility. As a result, we recorded a $0.6 million impairment loss in accordance with SFAS No. 144. Also in the second quarter, management established a plan to sell our subsidiary in Vyazma, Russia. We have classified these assets as held for sale in the Consolidated Balance Sheet in accordance with SFAS No. 144.

In the fourth quarter of 2006, we abandoned certain fixed assets related to our graphite electrode operations. As a result, we recorded a $1.7 million loss in association with SFAS No. 144.

Interest expense is set forth in the following table:

	For the Year Ended December 31,	
	2005	2006
	(Dollars in thousands)	
Interest incurred on debt	$42,222	$42,518
Interest rate swap benefit	(1,914)	—
Amortization of fair value adjustments for terminated hedge instruments	(1,744)	(982)
Amortization of debt issuance costs	3,569	3,705
Interest on DOJ antitrust fine	507	222
Amortization of premium on Senior Notes	(190)	(211)
Amortization of discount on Debentures	885	654
Interest incurred on other items	347	618
Interest expense from continuing operations	43,682	46,524
Interest allocated to discontinued operations	9,034	9,736
Total interest expense	$52,716	$56,260

Average total debt outstanding was approximately $708.8 million in 2005 as compared to $722.4 million in 2006. The average annual interest rate was 6.9% in 2005 as compared to 7.2% in 2006. These average rates represent the average rates on total debt outstanding and include the gain or loss, if any, of our interest rate swaps.

Provision for income taxes was $27.1 million in 2006 as compared to $168.0 million in 2005. The lower income tax rate was approximately 39.1% in 2006. The lower effective income tax rate is primarily due to a benefit resulting from a net decrease in the total valuation allowance for 2006 of $1.4 million, primarily related to utilization of net operating losses and the release of valuation allowance on deferred tax assets.

The effective income tax rate was approximately 354.0% in 2005. The higher effective income tax rate was primarily due to a charge resulting from a net change in the total valuation allowance for 2005 of $153.1 million. During the 2005 year-end financial accounting closing process, we determined that the timing of when we will generate sufficient U.S. taxable income to realize our U.S. deferred tax assets became less certain; therefore, we recorded a valuation allowance, primarily against our net federal deferred tax assets in the U.S., of $149.7 million. We recorded similar valuation allowances in certain other jurisdictions in both the second and fourth quarters of 2005, which resulted in charges totaling $3.3 million.

Excluding the change in valuation allowances related to the discontinued operations, impact of restructuring charges, asset impairments and the tax expense resulting from the cathode sale, the 2006 effective tax rate was approximately 33%.

Income from discontinued operations, net of tax was $48.9 million in 2006 compared to a loss of $4.6 million in 2005. The gain from the sale of discontinued operations in 2006 was $58.6 million, before income taxes.

As a result of the matters described above, net income was $91.3 million in 2006, compared to a loss of $125.2 million in 2005.

Segment net sales. The following table represents our net sales by segment for the years ended December 31, 2005 and 2006:

	For the Year Ended December 31,	
	2005	2006
	(Dollars in thousands)	
Graphite electrode	$ 582,472	$670,012
Advanced graphite materials	88,541	103,738
Other businesses	102,015	81,683
Total net sales	$773,028	$855,433

Our analysis of the percentage change in net sales for graphite electrode and advanced graphite materials is set forth in the following table:

	Volume	Price	Mix	Currency	Other	Net Change
Graphite electrode	5%	12%	(2)%	0%	0%	15%
Advanced graphite materials	7%	10%	0%	0%	0%	17%

Net sales for the graphite electrode segment increased primarily due to increased volumes and favorable price increases offset by an unfavorable product mix in 2006 compared to 2005. Advanced graphite materials net sales increased based on higher volume and price increases during the year. Net sales for our other businesses decreased $20.3 million, from $102.0 million in 2005 to $81.7 million in 2006 primarily related to decreased sales volumes of carbon electrodes, due to the planned exiting of this business, as well as decreased volumes for natural graphite, specifically electronic thermal management products.

Segment operating net income. Corporate expenses are allocated to segments based on each segment's percentage of consolidated sales. The following table represents our operating income by segment for the years ended December 31, 2005 and 2006:

	For the Year Ended December 31,	
	2005	2006
	(Dollars in thousands)	
Graphite electrode	$ 95,706	$115,444
Advanced graphite materials	14,701	12,215
Other businesses	(435)	(14,441)
Total segment operating income	$109,972	$113,218

Our analysis of the percentage change in segment operating expenses, including restructuring and impairment charges for graphite electrode and advanced graphite materials is set forth in the following table:

	Operating Expenses		
	2005	2006	Change
	(Percentage of sales)		
Graphite electrode	84%	83%	(1)%
Advanced graphite materials	83%	88%	5%

Segment operating expenses as a percentage of sales for graphite electrodes decreased 1% point to 83% in 2006. However, total segment operating expenses increased $67.8 million in 2006. This increase was due to higher raw material prices of $13.0 million, higher volumes which increased total operating expenses an additional $12.0 million, other increases in production operating costs totaling $15.2 million, and an increase in employee compensation related to our incentive compensation program expenses of $8.8 million. Restructuring and impairment costs increased $5.9 million, primarily due to the impairment of the JD Edwards ("JDE") software associated with increased sales and other overhead costs such as taxes and employee benefits and the write off of certain fixed assets in France during 2006. Higher selling and administrative costs were responsible for the remainder of the increase and were the result of higher sales and other employee benefit costs.

Segment operating expenses as a percentage of sales for advanced graphite materials increased 5% points to 88% in 2006. Total segment operating expenses increased $17.7 million, due primarily to increased sales volumes which increased costs $4.5 million, other production costs of $3.8 million including the costs associated with the realignment of advanced graphite materials operations, $4.2 million of higher operating costs, including higher energy costs and increased selling and administrative expenses of $2.6 million due to higher employee compensation costs of $2.6 million related to our incentive compensation program.

Segment operating expenses for other businesses decreased $6.3 million, primarily attributable to a net $3.0 million decrease in operating expenses related to carbon electrodes. This decrease was caused by lower production costs and selling and administrative expenses due to lower volumes, offset by an increase of $2.2 million for inventory adjustments and other restructuring costs. Segment operating expenses for refractories and natural graphite products decreased $3.4 million, due to lower operating costs associated with lower volumes, offset slightly by higher employee compensation expenses. The decrease in operating expenses was more than offset by a $17.1 million decrease in net sales related to lower sales volume for carbon electrodes and natural graphite products. Overall, the carbon electrode operating loss accounted for about 80% of the $14.4 million segment operating loss.

EFFECTS OF INFLATION

We incur costs in the U.S. and each of the five non-U.S. countries in which we have a manufacturing facility. In general, our results of operations, cash flows and financial condition are affected by the effects of inflation on our costs incurred in each of these countries. See "Currency Translation and Transactions" for a further discussion of highly inflationary countries.

During the past three years, we experienced higher freight, energy and other raw material costs primarily due to substantial increases in regional and worldwide market prices of natural gas and other petroleum-based raw materials. We seek to mitigate the effects of those increases on our cost of sales through improved operating efficiencies, higher prices for our products and ongoing cost savings, and, in some cases, fixed price or derivative contracts.

We have in the past entered into, and may in the future enter into, natural gas derivative contracts and short duration fixed rate purchase contracts to effectively fix some or all of our natural gas cost exposure.

CURRENCY TRANSLATION AND TRANSACTIONS

We account for our non-U.S. subsidiaries under SFAS No. 52, "Foreign Currency Translation." Accordingly, except for highly inflationary countries, the assets and liabilities of our non-U.S. subsidiaries are translated into dollars for consolidation and reporting purposes. Foreign currency translation adjustments are generally recorded as part of stockholders' deficit and identified as part of accumulated other comprehensive loss on the Consolidated Balance Sheets until such time as their operations are sold or substantially or completely liquidated.

We account for our Russian and Mexican subsidiaries using the dollar as the functional currency, as sales and purchases are predominantly dollar-denominated. Our remaining subsidiaries use their local currency as their functional currency.

We also record foreign currency transaction gains and losses as part of other (income) expense, net.

Significant changes in currency exchange rates impacting us are described under "Effects of Changes in Currency Exchange Rates" and "Results of Operations."

EFFECTS OF CHANGES IN CURRENCY EXCHANGE RATES

We incur costs in dollars and the currency of each of the five non-U.S. countries in which we have a manufacturing facility, and we sell our products in multiple currencies. In general, our results of operations, cash flows and financial condition are affected by changes in currency exchange rates affecting these currencies relative to the dollar and, to a limited extent, each other.

When the currencies of non-U.S. countries in which we have a manufacturing facility decline (or increase) in value relative to the dollar, this has the effect of reducing (or increasing) the dollar equivalent cost of sales and other expenses with respect to those facilities. In certain countries where we have manufacturing facilities, and in certain instances where we price our products for sale in export markets, we sell in currencies other than the dollar. Accordingly, when these currencies increase (or decline) in value relative to the dollar, this has the effect of increasing (or reducing) net sales. The result of these effects is to increase (or decrease) operating profit and net income.

Many of the non-U.S. countries in which we have a manufacturing facility have been subject to significant economic changes, which have significantly impacted currency exchange rates. We cannot predict changes in currency exchange rates in the future or whether those changes will have net positive or negative impacts on our net sales, cost of sales or net income.

During 2004, the average exchange rate of the euro, South African rand, and Brazilian real increased about 10%, 17% and 5%, respectively, when compared to the average exchange rate for 2003. The Mexican peso declined about 5% when compared to the average exchange rate for 2003. During 2005, the average exchange rate of the euro, the South African rand, the Brazilian real and the Mexican peso increased about 1%, 2%, 21% and 4%, respectively, when compared to the average exchange rate for 2004. During 2006, the average exchange rate of the Brazilian real increased about 11% when compared to the average exchange rate for 2005. The euro and the Mexican peso did not fluctuate materially, and the South African rand decreased about 6% when compared to the average exchange rate for 2005.

In the case of net sales of graphite electrodes, the impact of these events was an increase of about $18.5 million in 2004, a decrease of about $0.6 million in 2005, and an increase of about $0.5 million in 2006. In the case of cost of sales of graphite electrodes, the impact of these events was an increase of about $17.9 million in 2004, an increase of about $5.3 million in 2005, and an increase of about $1.5 million in 2006.

We have non-dollar denominated intercompany loans between GrafTech Finance and some of our foreign subsidiaries. At December 31, 2006, the aggregate principal amount of these loans was $450.7 million. These loans are subject to remeasurement gains and losses due to changes in currency exchange rates. A portion of these loans are deemed to be essentially permanent and, as a result, remeasurement gains and losses on these loans are recorded as a component of accumulated other comprehensive loss in the stockholders' deficit section of the Consolidated Balance Sheets. The balance of these loans is deemed to be temporary and, as a result, remeasurement gains and losses on these loans are recorded as currency (gains) losses in other (income) expense, net, on the Consolidated Statements of Operations. In 2004, we had a net total of $8.5 million in currency gains, including $9.2 million of exchange gains due to the remeasurement of intercompany loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency. In 2005, we had a net total of $17.0 million of currency losses, including $14.6 million of exchange losses due to the remeasurement of intercompany loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency. In 2006, we had a net total of $7.3 million of currency gains due to remeasurement of inter-company loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency. We have in the past and may in the future use various financial instruments to manage certain exposures to specific financial market risks caused by changes in currency exchange rates, as described under "Item 7A – Quantitative and Qualitative Disclosures about Market Risks."

LIQUIDITY AND CAPITAL RESOURCES

Our sources of funds have consisted principally of invested capital, cash flow from operations and debt and equity financings. Our uses of those funds (other than for operations) have consisted principally of capital expenditures, payment of fines, liabilities and expenses in connection with antitrust investigations, lawsuits and claims, payment of restructuring costs, pension and post-retirement contributions, debt reduction payments and other obligations.

We are highly leveraged and have other substantial obligations. At December 31, 2006, we had total debt of $665.4 million, cash and cash equivalents of $149.5 million and a stockholders' deficit of $113.9 million.

As part of our cash management activities, we manage accounts receivable credit risk, collections, and accounts payable and payments thereof to maximize our free cash at any given time and minimize accounts receivable losses. Certain subsidiaries sold receivables totaling $7.0 million in 2004 and $17.7 million in 2005. During 2006, certain subsidiaries sold receivables totaling $54.2 million, at a cost lower than the cost to borrow a comparable amount for a comparable period under the Revolving Facility. Proceeds of the sale of receivables were used to reduce debt. If we had not sold such receivables, our accounts receivable and our debt would have been about $13.1 million higher at December 31, 2005 and $0.8 million higher at December 31, 2006. All such receivables sold during 2006 were sold without recourse, and no amount of accounts receivable sold remained on the Consolidated Balance Sheet at December 31, 2006.

We use cash and cash equivalents, cash flow from operations, and funds available under the Revolving Facility (subject to continued compliance with the financial covenants and representations under the Revolving Facility) as our primary sources of liquidity. The Revolving Facility provides for maximum borrowings of up to $215.0 million and, subject to certain conditions (including a maximum senior secured leverage ratio test), an accordion feature that permits GrafTech Finance to establish additional credit facilities thereunder in an aggregate amount, together with the Revolving Facility, of up to $425 million. At December 31, 2006, although there were no amounts drawn from the facility, $205.2 million was available (after consideration of outstanding letters of credit of $9.8 million). It is possible that our future ability to borrow under the Revolving Facility may effectively be less because of the impact of additional borrowings upon our compliance with the maximum net senior secured debt leverage ratio permitted or minimum interest coverage ratio required under the Revolving Facility.

We believe that our business strategies will continue to improve the amount and speed of cash generated from operations under current economic conditions. Improvements in cash flow from operations resulting from these strategies are being partially offset by associated cash implementation costs while they are being implemented. We also believe that our planned asset sales together with these improvements in cash flow from operations should allow us to reduce our debt and other obligations over the long term.

At December 31, 2006, we were in compliance with all financial and other covenants contained in the Senior Notes, the Debentures and the Revolving Facility, as applicable. Based on expected operating results and expected cash flows, we expect to be in compliance with these covenants over the next twelve months. If we were to believe that we would not continue to comply with these covenants, we would seek an appropriate waiver or amendment from the lenders thereunder. We cannot assure you that we would be able to obtain such waiver or amendment on acceptable terms or at all.

At December 31, 2006, all of our debt consists of fixed rate obligations.

At December 31, 2006, the Revolving Facility had an effective interest rate of 7.6%, our $434.6 million principal amount of Senior Notes had a fixed rate of 10.25% and our $225.0 million principal amount of Debentures had a fixed rate of 1.625%. We estimate interest expense to be approximately $45 million for 2007.

Long-Term Contractual, Commercial and Other Obligations and Commitments. The following tables summarize our long-term contractual obligations and other commercial commitments at December 31, 2006. It does not take into account the effect of our redemption in February 2007 of $120 million of the outstanding principal amount of the Senior Notes at 105.125% of the principal amount.

	Payment Due By Period				
	Total	Year Ending December 2007	Two Years Ending December 2009	Two Years Ending December 2011	Years Ending After December 2011
	(Dollars in thousands)				
Contractual and Other Obligations					
Long-term debt	$ 660,481	$ 50	$ 450	$ 350	$659,631
Operating leases	5,104	2,412	1,781	911	—
Unconditional purchase obligations (a)	18,802	4,388	8,776	5,638	—
Total contractual obligations (a)	684,387	6,850	11,007	6,899	659,631
Estimated liabilities and expenses in connection with antitrust investigations and related lawsuits and claims (b)	5,375	5,375	—	—	—
Postretirement, pension and related benefits (c)	76,154	10,969	6,518	6,518	52,149
Interest (d)	200,184	42,094	71,888	70,059	16,143
Other long-term obligations	21,374	10,117	3,612	1,570	6,075
Total contractual and other obligations (a)(b)(c)	$987,474	$75,405	$93,025	$85,046	$733,998
Other Commercial Commitments					
Lines of credit (e)	$ —	$ —	$ —	$ —	$ —
Letters of credit	9,816	9,816	—	—	—
Guarantees	1,623	1,573	1	9	40
Total other commercial commitments	$ 11,439	$11,389	$ 1	$ 9	$ 40

(a) Effective April 2001, we entered into a ten-year service contract with CGI Group Inc. ("**CGI**") valued at that time at $75 million ($18.8 million of which is the unconditional purchase obligation at December 31, 2006 included in the above table). Pursuant to this contract, CGI became the delivery arm for our global information services. Under the outsourcing provisions of this contract, CGI managed our data center services, networks, desktops, telecommunications and legacy systems. This contract was amended, effective September 2005, to reduce the scope of CGI's management of our data center services, networks, desktops and telecommunications. We are dependent on CGI for these services. A failure by CGI to provide any of these services to us in a timely manner could have an adverse effect on our results of operations.

(b) Consists of the outstanding balance of the DOJ antitrust fine, which was paid in January 2007.

(c) Represents estimated postretirement, pension and related benefits obligations based on actuarial calculations.

(d) Excludes the accounting for deferred financing costs or gains on the sale of hedge instruments. Payments assume Senior Notes, with a fixed rate of interest of 10.25%, mature on February 15, 2012 and the Debentures, with a fixed rate of interest of 1.625%, effectively mature on January 15, 2011.

(e) Local lines of credit are established by our foreign subsidiaries for working capital purposes and are not part of the Revolving Facility. The total amount available under the lines of credit amounted to $16.2 million at December 31, 2006.

Cash Flow and Plans to Manage Liquidity. As a result of our significant leverage and other substantial obligations, our business strategies include efforts to enhance our capital structure by further reducing our gross obligations. Further, we have placed the highest priority on accelerating the amount and speed of cash generated every day. Our efforts include leveraging our unique global manufacturing network by driving higher utilization rates and more productivity from our existing assets, accelerating commercialization initiatives across all of our businesses and realizing other global efficiencies. In addition, we may continue to exchange or repurchase Senior Notes or Debentures as described below. We also continue to evaluate other opportunities to reduce our obligations, including the obligations associated with our U.S. defined benefit plan, which was frozen in 2003.

Typically, our cash flow from operations fluctuates significantly between quarters due to various factors. These factors include customer order patterns, fluctuations in working capital requirements, and other factors.

In 2004, we had negative cash flow from operations primarily due to payments in connection with restructurings, antitrust investigations, lawsuits and claims and uses of cash from working capital. In 2005, we had positive cash flow from operations despite continued payments in connection with restructurings and antitrust investigations and the continued use of cash for working capital to, among other things, build inventories. In 2006, we had positive cash flow from operations primarily from decreases in working capital and improved operating results.

We expect cash flow from operations to be positively impacted by the completion of our fines and penalties related to the antitrust and related lawsuits in the first quarter, reduced interest expense of about $10 million related to our reduced senior note obligations, decreases in cash outlay for planned overhead cost reductions. We expect our cash flow from operations to be negatively impacted by higher raw material prices, higher accounts receivable balances as a result of increased prices for graphite electrodes, increased taxes paid as a result of the sale of the cathodes business in 2006 and the realization of certain international deferred taxes, an incentive compensation payout in the second quarter, planned pension and post retirement contributions, and payments for severance under restructuring plans and workforce rationalization initiatives. We also expect to generate cash from our planned divestitures of assets and property, including our planned sale of our Vyazma, Russia interest and land in Caserta, Italy. Our cash flow will also be impacted from the loss of working capital and capital expenditures related to our former cathodes business, which was sold in the fourth quarter of 2006.

Our high leverage and other substantial obligations could have a material impact on our liquidity. Cash flow from operations services payment of our debt and other obligations, including our incentive compensation program payout in the second quarter of 2007, thereby reducing funds available to us for other purposes. Our leverage and these obligations make us more vulnerable to economic downturns in the event that these obligations are greater or timing of payment is sooner than expected.

Based on expected operating results and expected cash flows, we expect to be in compliance with financial covenants in 2007.

In order to seek to minimize our credit risks, we reduced our sales of, or refused to sell (except for cash on delivery), graphite electrodes to some customers and potential customers in the U.S. and, to a limited extent, elsewhere. Our unrecovered trade receivables worldwide were only 0.1% of global net sales during the last 3 years. We cannot assure you that we will not be materially adversely affected by accounts receivable losses in the future. In addition, we have historically factored a portion of our accounts receivable and used the proceeds to reduce debt.

We may from time to time and at any time repurchase Senior Notes or Debentures in open market or privately negotiated transactions, opportunistically on terms that we believe to be favorable. In February 2007, we redeemed $120.0 million of our senior notes using proceeds from the sale of our cathode business. We plan to redeem an additional $15.0 million in March of 2007. These purchases may be effected for cash (from cash and cash equivalents, borrowings under the Revolving Facility or new credit facilities, or proceeds from sale of debt or equity securities or assets), in exchange for common stock or other equity or debt securities, or a combination thereof. We will evaluate any such transaction in light of then prevailing market conditions and our then current and prospective liquidity and capital resources, including projected and potential needs and prospects for access to capital markets. Any such transactions may, individually or in the aggregate, be material.

Related Party Transactions. Since January 1, 2004, we have not engaged in or been a party to any material transactions with affiliates or related parties other than transactions with our current or former subsidiaries (including Carbone Savoie and AET) and compensatory transactions with directors and officers (including employee benefits, stock option and restricted stock grants, compensation deferral, executive employee loans and stock purchases).

Off-Balance Sheet Arrangements and Commitments. Since January 1, 2004, we have not undertaken or been a party to any material off-balance-sheet financing arrangements or other commitments (including non-exchange traded contracts), other than:

- Interest rate caps, interest rate swaps, currency exchange rate contracts and natural gas contracts.
- Commitments under non-cancelable operating leases that, at December 31, 2005, totaled no more than $4.0 million in each year and about $15.2 million in the aggregate, and at December 31, 2006, totaled no more than $2.5 million in each year and about $7.7 million in the aggregate.
- Minimum required purchase commitments under our information technology outsourcing services agreement with CGI described above that, at December 31, 2005, totaled no more than $4.4 million in each year and about $23.3 million in the aggregate, and at December 31, 2006, totaled no more than $4.4 million in each year and about $18.8 million in the aggregate.
- Factoring accounts receivable as described above.

We are not affiliated with or related to any special purpose entity other than GrafTech Finance, our wholly-owned and consolidated finance subsidiary.

Cash Flows.

Cash Flow (Used in) Provided by Operating Activities. Cash used in operating activities was $132.3 million in 2004. Net income, after adding back the net effect from non-cash items, amounted to $72.6 million. Such income was used in operating activities primarily as follows: an increase in accounts receivables of $66.3 million primarily from the discontinuance of accounts receivable factoring and increased sales, and an increase in inventories of $6.3 million primarily in anticipation of increased demand, offset by an increase in payables of $6.9 million due primarily to timing of payment patterns.

Other uses in 2004 consisted of $83.5 million of payments for antitrust investigations and related lawsuits and claims, $16.9 million of restructuring costs related to severance and related payments and $38.8 million of other payments consisting primarily of pension and post-retirement contributions and payments.

Cash provided by operating activities was $8.0 million in 2005. Income from continuing operations, after adding back the net effect from non-cash items, amounted to $80.7 million. Such income was used in operating activities primarily as follows: an increase in inventories of $45.4 million primarily driven by raw material cost increases and a $2.7 million decrease in payables primarily due to timing of payment patterns, offset by a decrease in accounts receivables of $10.9 million primarily from increased factoring.

Other uses in 2005 consisted of $16.9 million of payments for antitrust investigations and related lawsuits and claims, $6.7 million of restructuring costs related to severance and related payments and $11.9 million of other payments consisting primarily of pension and post-retirement contributions and payments.

Cash flow provided by operating activities was $64.2 million in 2006. Net income after adding back the net effect of non-cash items, amounted to $96.8 million. Such income was used in operating activities primarily as follows: a decrease in accounts and notes receivable, including the effects of factoring, of $5.7 million, an increase in accounts payable and accruals of

$14.8 million, an increase in inventory of $5.9 million, and an increase in prepaid expenses and other assets of $0.4 million.

Other uses in 2006 consisted of $23.3 million of payments for antitrust investigations and related lawsuits and claims, $14.8 million of restructuring costs related to severance and related payments and $12.8 million of other payments consisting primarily of pension and post-retirement contributions and payments.

Cash Flow (Used in) Provided by Investing Activities. Cash flow used in investing activities was $56.3 million in 2004 and $60.4 million in 2005. In 2006, cash provided by investing activities was $118.5 million.

Cash used in investing activities was $56.3 million in 2004. Capital expenditures in 2004 were $59.1 million and related primarily to the expansion of graphite electrode manufacturing capacity, including expansion of our graphite electrode manufacturing facilities in Spain, France, and South Africa, implementation of People Soft Enterprise One (formerly known as J.D. Edwards One World) information systems and essential capital maintenance. Other investing uses of $3.5 million pertained primarily to the purchase of derivative instruments. Such uses were offset by $6.3 million in proceeds from the sale of assets, primarily pertaining to the sale of our fixed assets in connection with closure of our advanced graphite machining operations in Sheffield, United Kingdom.

Cash used in investing activities was $60.4 million in 2005. Capital expenditures amounted to $48.1 million in 2005 and related primarily to graphite electrode productivity and production stability initiatives and other essential capital maintenance. Such uses were offset primarily by proceeds from the sale of derivative instruments and the sale of other assets. Other investing uses of $15.6 million pertained primarily to payments in connection with the sale of interest rate swaps. Such uses were partially offset by $3.3 million from the sale of certain assets.

Cash provided by investing activities was $118.5 million in 2006. Proceeds from the sale of our cathodes business was $151.3 million. We also had other sales of fixed assets that generated proceeds of $14.4 million. These proceeds were offset by capital expenditures amounting to $46.0 million in 2006 related primarily to graphite electrode productivity initiatives and other essential capital maintenance.

Cash Flow (Used in) Provided by Financing Activities. Cash flow provided by financing activities was $176.6 million in 2004 and $36.2 million in 2005. In 2006, cash used in financing activities was $39.6 million.

Cash provided by financing activities was $176.6 million in 2004. During 2004, we received gross proceeds of $225.0 million (less issuance costs of $7.4 million) from the issuance and sale of the Debentures and $7.8 million from the exercise of stock options. We used these proceeds to repay term loans of $21.4 million outstanding under the Senior Facilities, to pay $83.5 million primarily to the EU Competition Authority and to replace cash previously provided by factoring of accounts receivable as described above in "Cash Flow Used in Operating Activities." In addition, we purchased $22.9 million aggregate principal amount of Senior Notes, plus accrued interest, for $27.3 million in cash.

Cash provided by financing activities was $36.2 million in 2005. During 2005, we incurred borrowings of $173.3 million, primarily under the Revolving Facility. We used these net borrowings to fund working capital requirements, primarily inventory that we have replenished and built in anticipation of stronger demand. Such borrowings were offset by payments under the Revolving Facility of $131.6 million and $5.6 million in financing and other costs.

Cash used in financing activities was $39.6 million in 2006. During 2006, we had net payments of $39.0 million under the Revolving Facility.

COSTS RELATING TO PROTECTION OF THE ENVIRONMENT

We have been and are subject to increasingly stringent environmental protection laws and regulations. In addition, we have an on-going commitment to rigorous internal environmental protection standards. Environmental considerations are part of all significant capital expenditure decisions. The following table sets forth certain information regarding environmental expenses and capital expenditures.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Expenses relating to environmental protection	$13,056	$12,525	$12,756
Capital expenditures related to environmental protection	2,787	2,749	2,157

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that require difficult, subjective or complex judgments by management, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The following accounting policies are deemed to be critical.

Reliance on Estimates. In preparing the Consolidated Financial Statements, we use and rely on estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for doubtful accounts, provisions for restructuring charges and contingencies, tax valuation allowances, evaluation of goodwill and other intangible assets, pension and postretirement benefit obligations and various other recorded or disclosed amounts. Estimates require us to use our judgment. While we believe that our estimates for these matters are reasonable, if the actual amount is significantly different than the estimated amount, our assets, liabilities or results of operations may be overstated or understated.

Employee Benefit Plans. We sponsor various retirement and pension plans, including defined benefit and defined contribution plans and postretirement benefit plans that cover most employees worldwide. Accounting for these plans requires assumptions as to the discount rate, expected return on plan assets, expected salary increases and health care cost trend rate. See Note 11 to the Consolidated Financial Statements for further details.

Contingencies. We account for contingencies by recording an estimated loss or gain from a loss or gain contingency when information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that an asset has been impaired or a liability has been incurred or a gain has become receivable at the date of the Consolidated Financial Statements and the amount of the loss or gain can be reasonably estimated. Accounting for contingencies such as those relating to environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss or gain from a contingency is significantly different from the estimated loss or gain, our results of operations may be overstated or understated. Legal costs expected to be incurred in connection with a loss contingency are expensed as incurred.

Impairments of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the future undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future undiscounted net cash flows to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed are reported at the lower of the carrying amount or fair value less estimated costs to sell. Estimates of the future cash flows are subject to significant uncertainties and assumptions. If the actual value is significantly less than the estimated fair value, our assets may be overstated. Future events and circumstances, some of which are described below, may result in an impairment charge:

- new technological developments that provide significantly enhanced benefits over our current technology;
- significant negative economic or industry trends;
- changes in our business strategy that alter the expected usage of the related assets; and
- future economic results that are below our expectations used in the current assessments.

Accounting for Income Taxes. When we prepare the Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to make the following assessments:

- estimate our actual current tax liability in each jurisdiction;
- estimate our temporary differences resulting from differing treatment of items, such as lease revenue and related depreciation, for tax and accounting purposes (which result in deferred tax assets and liabilities that we include within the Consolidated Balance Sheets); and
- assess the likelihood that our deferred tax assets will be recovered from future taxable income and, if we believe that recovery is not likely, a valuation allowance is established.

If our estimates are incorrect, our deferred tax assets or liabilities may be overstated or understated.

Revenue Recognition. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, revenue from sales of our products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, title has passed, the amount is determinable and collection is reasonably assured. Product warranty claims and returns are estimated and recorded as a reduction to revenue. Volume discounts and rebates are recorded as a reduction of revenue in conjunction with the sale of the related products. Changes to estimates are recorded when they become probable. Shipping and handling revenues relating to products sold are included as an increase to revenue. Shipping and handling costs related to products sold are included as an increase to cost of sales.

RECENT ACCOUNTING PRONOUNCEMENTS

The information required by this Item 7 with respect to recent accounting pronouncements is set forth under "New Accounting Standards" in Note 3 to the Notes to the Consolidated Financial Statements contained in this Report, and is incorporated herein by reference.

DESCRIPTION OF OUR FINANCING STRUCTURE

The information required by this Item 7 with respect to our financing structure is set forth under "Long-Term Debt and Liquidity" in Note 5 to the Notes to the Consolidated Financial Statements contained in this Report, and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily from changes in currency exchange rates and commercial energy rates. We may from time to time enter into various transactions that have been authorized according to documented policies and procedures to manage these well-defined risks. These transactions relate primarily to financial instruments described below. Since the counterparties, if any, to these financial instruments are large commercial banks and similar financial institutions; we do not believe that we are exposed to material counterparty credit risk. We do not use financial instruments for trading purposes.

Our exposure to changes in currency exchange rates results primarily from:

- sales made by our subsidiaries in currencies other than local currencies;
- raw material purchases made by our foreign subsidiaries in currencies other than local currencies; and
- investments in and intercompany loans to our foreign subsidiaries and our share of the earnings of those subsidiaries, to the extent denominated in currencies other than the dollar.

Our exposure to changes in energy costs results primarily from the purchase of natural gas and electricity for use in our manufacturing operations.

Currency Rate Management. We enter into foreign currency instruments to attempt to manage exposure to changes in currency exchange rates. These foreign currency instruments, which include, but are not limited to, forward exchange contracts and purchased currency options, attempt to hedge global currency exposures, net, relating to euro-denominated debt and identifiable foreign currency receivables, payables and commitments held by our foreign and domestic subsidiaries. Forward exchange contracts are agreements to exchange different currencies at a specified future date and at a specified rate. Purchased foreign currency options are instruments, which give the holder the right, but not the obligation, to exchange different currencies at a specified rate at a specified date or over a range of specified dates. The result is the creation of a range in which a best and worst price is defined, while minimizing option cost. Forward exchange contracts and purchased currency options are carried at market value.

In 2005, one contract expired and we sold all remaining open foreign exchange contracts. During 2006, we entered into two contracts to minimize foreign currency exposure against the euro. Both contracts expired in 2006. As a result, at December 31, 2005 and December 31, 2006, respectively, we had no such contracts outstanding. Gains and losses associated with these contracts amounted to a loss of $0.4 million in 2004, a gain of $1.3 million in 2005, and a loss of $0.4 million in 2006.

Commercial Energy Rate Management. We have in the past entered into, and may in the future enter into, natural gas derivative contracts and short duration fixed rate purchase contracts to effectively fix some or all of our natural gas cost exposure. The outstanding contracts at December 31, 2006 were a payable of $0.2 million.

Sensitivity Analysis. We used a sensitivity analysis to assess the potential effect of changes in currency exchange rates on gross margin and changes in interest rates on interest expense. Based on this analysis, a hypothetical 10% weakening or strengthening in the dollar across all other currencies would have changed our reported gross margin for 2006 by about $5.5 million. Based on this analysis, a hypothetical increase in interest rates of 100 basis points would have increased our interest expense by about $0.4 million for 2006.

Item 8. Financial Statements and Supplementary Data

(Unless otherwise noted, all dollars are presented in thousands)

See the Table of Contents located at the beginning of this Report for more detailed page references to information contained in this Item.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process, designed by, or under the supervision of, the chief executive officer and chief financial officer and effected by the board of directors, management and other personnel of a company, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and the board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the company that could have a material effect on its financial statements.

Internal control over financial reporting has inherent limitations which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the level of compliance with related policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on page 67 of this Report.

Date: March 16, 2007

/s/ CRAIG S. SHULAR

Craig S. Shular,
Chief Executive Officer, President and
Chairman of the Board

/s/ MARK R. WIDMAR

Mark R. Widmar,
Chief Financial Officer and Vice President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GrafTech International Ltd.:

We have completed integrated audits of GrafTech International Ltd.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of GrafTech International Ltd. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes 3 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other post retirement plans effective December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, appearing in Item 8, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
March 16, 2007

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	At December 31,	
	2005	2006
Current Assets:		
Cash and cash equivalents	$ 5,968	$ 149,517
Accounts and notes receivable, net of allowance for doubtful accounts of $3,132 at December 31, 2005 and $3,186 at December 31, 2006	184,580	166,528
Inventories	255,038	239,129
Prepaid expenses and other current assets	14,101	14,071
Total current assets	459,687	569,245
Property, plant and equipment	1,086,393	889,389
Less: accumulated depreciation	724,196	599,636
Net property, plant and equipment	362,197	289,753
Deferred income taxes	12,103	6,326
Goodwill	20,319	9,822
Other assets	32,514	29,253
Assets held for sale	—	1,802
Total assets	$ 886,820	$ 906,201
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 73,363	$ 62,094
Interest payable	18,829	18,872
Short-term debt	405	458
Accrued income and other taxes	24,826	41,099
Other accrued liabilities	96,990	98,068
Total current liabilities	214,413	220,591
Long-term debt:		
Principal value	694,893	657,714
Fair value adjustments for hedge instruments	7,404	6,421
Unamortized bond premium	1,446	1,265
Total long-term debt	703,743	665,400
Other long-term obligations	107,704	103,408
Deferred income taxes	43,669	27,000
Minority stockholders' equity in consolidated entities	26,868	3,722
(see Contingencies – Note 14)		
Stockholders' deficit:		
Preferred stock, par value $.01, 10,000,000 shares authorized, none issued	—	—
Common stock, par value $.01, 150,000,000 shares authorized, 100,821,434 shares issued at December 31, 2005 and 101,433,949 shares issued at December 31, 2006	1,023	1,026
Additional paid-in capital	944,581	950,023
Accumulated other comprehensive loss	(311,429)	(312,763)
Accumulated deficit	(751,487)	(660,153)
Less: cost of common stock held in treasury, 2,455,466 shares at December 31, 2005 and 2,501,201 shares at December 31, 2006	(85,621)	(85,197)
Less: common stock held in employee benefit and compensation trusts, 518,301 shares at December 31, 2005 and 472,566 shares at December 31, 2006.	(6,644)	(6,856)
Total stockholders' deficit	(209,577)	(113,920)
Total liabilities and stockholders' deficit	$ 886,820	$ 906,201

See accompanying Notes to Consolidated Financial Statements

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	For the Year Ended December 31,		
	2004	2005	2006
Net sales	$ 742,255	$ 773,028	$855,433
Cost of sales	552,947	553,815	606,085
Gross profit	189,308	219,213	249,348
Research and development	5,944	7,405	10,558
Selling and administrative expenses	79,995	89,388	105,152
Restructuring charges	(548)	9,544	9,956
Impairment loss on long-lived assets	—	2,904	10,464
Antitrust investigations and related lawsuits and claims	(10,901)	—	2,513
Other (income) expense, net	21,430	19,938	(4,079)
Interest expense	31,732	43,682	46,524
Interest income	(1,117)	(1,094)	(957)
	126,535	171,767	180,131
Income (loss) from continuing operations before provision for income taxes and minority stockholders' share of income (loss)	62,773	47,446	69,217
Provision for income taxes	45,317	167,950	27,085
Income (loss) from continuing operations before minority interest	17,456	(120,504)	42,132
Less: minority stockholders' share of income (loss)	5	37	(268)
Income (loss) from continuing operations	17,451	(120,541)	42,400
Income (loss) from discontinued operations, (including gain from sale of discontinued operations of $58,631 in 2006), net of tax	(410)	(4,639)	48,934
Net income (loss)	$ 17,041	$(125,180)	$ 91,334
Basic income (loss) per common share:			
Income (loss) per share from continuing operations	$ 0.18	$ (1.23)	$ 0.43
Income (loss) per share from discontinued operations	(0.00)	(0.05)	0.50
Net income (loss) per share	$ 0.18	$ (1.28)	$ 0.93
Diluted income (loss) per common share:			
Income (loss) per share from continuing operations	$ 0.17	$ (1.23)	$ 0.43
Income (loss) per share from discontinued operations	(0.00)	(0.05)	0.43
Net income (loss) per share	$ 0.17	$ (1.28)	$ 0.86

See accompanying Notes to Consolidated Financial Statements

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Year Ended December 31,		
	2004	2005	2006
Cash flow from operating activities:			
Net income (loss)	$ 17,041	$(125,180)	$ 91,334
Adjustments to reconcile net income (loss) to cash provided by operations:			
(Income) loss from discontinued operations (including gain from the sale of discontinued operations of $58,631 in 2006), net of tax	410	4,639	(48,934)
Depreciation and amortization	35,459	36,926	39,124
Deferred income taxes	26,582	154,819	1,457
Antitrust investigations and related lawsuits and claims	1,260	(119)	258
Restructuring charges	(548)	9,729	9,956
Loss on exchange of common stock for Senior Notes	5,682	—	—
Impairment loss on long-lived assets	—	2,904	10,464
Interest expense	(2,159)	1,596	2,664
Post retirement plan changes	(10,341)	(14,000)	(12,799)
Gain on sale of assets	(2,847)	(748)	(3,974)
Fair value adjustments on interest rate caps	3,827	652	—
Fair value adjustments on Redemption Make-Whole Option	(2,475)	(2,702)	—
Other (credits) charges, net	733	12,183	7,271
(Increase) decrease in working capital *(see * on next page)*	(167,068)	(61,787)	(23,907)
(Increase) decrease long-term assets and liabilities	(37,822)	(10,923)	(8,733)
Net cash (used in) provided by operating activities	(132,266)	7,989	64,181
Cash flow from investing activities:			
Capital expenditures	(59,117)	(48,071)	(46,035)
Patent capitalization	(298)	(797)	(875)
Cost of interest rate swap termination	—	(14,800)	—
Purchase of derivative investments	(3,241)	—	(266)
Sale of derivative investments	755	1,913	—
Proceeds from sale of assets	5,591	1,374	14,394
Proceeds from sale of discontinued operations	—	—	151,320
Net cash (used in) provided by investing activities	(56,310)	(60,381)	118,538
Cash flow from financing activities:			
Short-term debt borrowings (reductions), net	(780)	1,881	(772)
Revolving Facility borrowings	—	171,138	510,042
Revolving Facility payments	—	(131,562)	(549,088)
Long-term debt borrowings	225,000	306	—
Long-term debt reductions	(44,571)	(338)	—
Proceeds from exercise of stock options	7,843	—	462
Purchase of treasury shares	—	—	(212)
Financing costs	(7,355)	(5,241)	—
Premium on repurchase of Senior Notes	(3,531)	—	—
Net cash provided by (used in) financing activities	176,606	36,184	(39,568)
Net increase (decrease) in cash and cash equivalents	(11,970)	(16,208)	143,151
Effect of exchange rate changes on cash and cash equivalents	1,448	(1,308)	398
Cash and cash equivalents at beginning of period	34,006	23,484	5,968
Cash and cash equivalents at end of period	$ 23,484	$ 5,968	$ 149,517
Supplemental disclosures of cash flow information:			
Net cash paid during the periods for:			
Interest expense	39,052	43,547	48,206
Income taxes	11,967	28,183	17,604
Non-cash operating, investing and financing activities:			
Exchanges of common stock for Senior Notes which decrease long-term debt	35,000	—	—
Common stock issued to savings and pension plan trusts	1,572	1,622	1,830

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	For the Year Ended December 31,		
	2004	2005	2006
*Net change in working capital due to the following components:			
(Increase) decrease in current assets:			
Accounts and notes receivable, net	$ (21,642)	$ (2,174)	$ 17,901
Effect of factoring of accounts receivable	(44,658)	13,095	(12,213)
Inventories	(6,276)	(45,430)	(5,909)
Prepaid expenses and other current assets	(1,018)	(1,018)	(396)
Payment for antitrust investigations and related lawsuits and claims	(83,480)	(16,900)	(23,314)
Restructuring payments	(16,853)	(6,670)	(14,842)
Increase (decrease) in accounts payables and accruals	6,859	(2,597)	14,823
Increase (decrease) in interest payable	—	(93)	43
(Increase) decrease in working capital	$(167,068)	$(61,787)	$(23,907)

See accompanying Notes to Consolidated Financial Statements

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

(Dollars in thousands, except per share data)

	Issued Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Common Stock Held in Employee Benefit & Compensation Trust	Total Stockholders' Deficit	*Total Comprehensive Income (Loss)*
Balance at January 1, 2004	96,402,287	$ 977	$892,924	$(286,788)	$(643,348)	$(85,583)	$(6,166)	$(127,984)	
Comprehensive loss:									
Net income	—	—	—	—	17,041	—	—	17,041	*$ 17,041*
Other comprehensive income (loss):									
Minimum pension liability, net of $5,147 of tax	—	—	—	(11,520)	—	—	—	(11,520)	*(11,520)*
Unrealized losses on securities	—	—	—	(147)	—	—	—	(147)	*(147)*
Foreign currency translation adjustments, net of $2,408 of tax	—	—	—	21,990	—	—	—	21,990	*21,990*
Total comprehensive income									*$ 27,364*
Exchange of common stock for Senior Notes	3,161,131	32	40,650	—	—	—	—	40,682	
Stock options granted	—	—	1,005	—	—	—	—	1,005	
Common stock issued to savings and pension plan trusts	146,285	—	1,572	—	—	—	—	1,572	
Stock-based compensation	—	(1)	(637)	—	—	—	(543)	(1,181)	
Sale of common stock under stock options	810,537	9	9,562	—	—	—	—	9,571	
Other stock option activity	—	—	(4,001)	—	—	—	—	(4,001)	
Balance at December 31, 2004	100,520,240	1,017	941,075	(276,465)	$(626,307)	(85,583)	(6,709)	(52,972)	
Comprehensive income (loss):									
Net income	—	—	—	—	(125,180)	—	—	(125,180)	*$(125,180)*
Other comprehensive income:									
Minimum pension liability	—	—	—	(17,326)	—	—	—	(17,326)	*(17,326)*
Unrealized losses on securities	—	—	—	41	—	—	—	41	*41*
Foreign currency translation adjustments	—	—	—	(17,679)	—	—	—	(17,679)	*(17,679)*
Total comprehensive income (loss)									*$(160,144)*
Stock-based compensation	—	—	1,890	—	—	—	—	1,890	
Treasury stock	—	—	—	—	—	(38)	—	(38)	
Stock held in employee benefit and compensation trusts	—	—	—	—	—	—	65	65	
Common stock issued to savings and pension plan trusts	301,194	6	1,616	—	—	—	—	1,622	
Balance at December 31, 2005	100,821,434	$1,023	$944,581	$(311,429)	$(751,487)	$(85,621)	$(6,644)	$(209,577)	

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT (Continued)

(Dollars in thousands, except per share data)

	Issued Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Common Stock Held in Employee Benefit & Compensation Trust	Total Stockholders' Deficit	*Total Comprehensive Income (Loss)*
Comprehensive income (loss):									
Net income	—	—	—	—	91,334	—	—	91,334	*$ 91,334*
Other comprehensive income:									
Minimum pension liability	—	—	—	21,882	—	—	—	21,882	*21,882*
Unrealized losses on securities	—	—	—	8	—	—	—	8	*8*
Foreign currency translation adjustments	—	—	—	16,652	—	—	—	16,652	*16,652*
Total comprehensive income (loss)									*$129,876*
Adjustment to initially apply SFAS No. 158	—	—	—	(39,876)	—	—	—	(39,876)	
Stock-based compensation	233,061	—	3,153	—	—	—	—	3,153	
Treasury stock	—	—	—	—	—	424	—	424	
Stock held in employee benefit and compensation trusts	—	—	—	—	—	—	(212)	(212)	
Common stock issued to savings and pension plan trusts	309,454	3	1,827	—	—	—	—	1,830	
Sale of common stock under stock options	70,000	—	462	—	—	—	—	462	
Balance at December 31, 2006	101,433,949	$1,026	$950,023	$(312,763)	$(660,153)	$(85,197)	$(6,856)	$(113,920)	

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except as otherwise noted)

(1) DISCUSSION OF BUSINESS AND STRUCTURE

We have four major product categories: graphite electrodes, carbon refractories, advanced graphite materials and natural graphite, which are reported in the following segments:

- Graphite electrode, which primarily serves the steel industry and includes graphite electrode product operations and related services.
- Advanced graphite materials, which includes primary and specialty products for transportation, semiconductor and other markets.
- Other businesses, which includes natural graphite, refractories and carbon electrodes.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements include the financial statements of GTI and its majority-owned subsidiaries. All significant inter-company transactions have been eliminated in consolidation.

Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, we consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of overnight repurchase agreements, certificates of deposit, money market funds and commercial paper.

Revenue Recognition

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, revenue from sales of our products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, title has passed, the amount is determinable and collection is reasonably assured. Product warranty claims and returns are estimated and recorded as a reduction to revenue. Volume discounts and rebates are recorded as a reduction of revenue in conjunction with the sale of the related products. Changes to estimates are recorded when they become probable. Shipping and handling revenues relating to products sold are included as an increase to revenue. Shipping and handling costs related to products sold are included as an increase to cost of sales.

Inventories

Inventories are stated at cost or market, whichever is lower. Cost is determined on the "first-in first-out" ("**FIFO**") method. Elements of cost in inventory include raw materials, direct labor and manufacturing overhead.

Fixed Assets and Depreciation

Fixed assets are carried at cost. Expenditures for replacements are capitalized and the replaced assets are retired. Gains and losses from the sale of property are included in other (income) expense, net. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The average estimated useful lives are as follows:

	Years
Buildings	25
Land improvements	20
Machinery and equipment	20
Furniture and fixtures	10
Transportation equipment	6

The carrying value of fixed assets is assessed when events and circumstances indicating impairment are present. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

Allowance for Doubtful Accounts

A considerable amount of judgment is required in assessing the realizability of receivables, including the current creditworthiness of each customer, related aging of the past due balances and the facts and circumstances surrounding any non-payment. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. The allowance for doubtful accounts amounted to $3.1 million and $3.2 million at December 31, 2005 and 2006, respectively.

Capitalized Interest

We capitalize interest expense during the new construction or upgrade of qualifying assets. We capitalized $1.4 million, $1.0 million, and $0.8 million of interest expense in 2004, 2005, and 2006, respectively.

Capitalized Bank Fees

We capitalize bank fees upon the incurrence of debt. At December 31, 2005 and December 31, 2006, capitalized bank fees amounted to $22.2 million and $18.5 million, respectively. We amortize such amounts over the life of the respective debt instrument. The estimated useful life may be adjusted upon the occurrence of a triggering event. The expense associated with capitalized bank fees amounted to $5.1 million and $3.7 million in 2005 and 2006, respectively.

Derivative Financial Instruments

We do not use derivative financial instruments for trading purposes. They are used to manage well-defined currency exchange rate risks, and commercial energy contract risks.

In conjunction with the issuance of the Debentures, we incurred an embedded derivative financial instrument associated with the redemption option and the related make-whole provision (the "Redemption Make-Whole Option") contained in the Debentures. The embedded derivative financial instrument was classified as a derivative liability upon issuance and was included in the other long-term obligations in the Consolidated Balance Sheets. At December 31, 2005, the estimated fair value of the derivative liability was $1.3 million. As of January 1, 2006, this derivative liability no longer requires separate accounting from the convertible debenture under Derivative Implementation Group Issue No. B39, *"Embedded Derivatives: Application of Paragraph 13 (b) to Call Options that are Exercisable Only by the Debtor."*

We enter into foreign currency instruments to manage exposure to changes in currency exchange rates. These instruments, which include, but are not limited to, forward exchange contracts and purchased currency options, attempt to hedge global currency exposures, net, relating to euro-denominated debt and identifiable foreign currency receivables, payables and commitments held by our foreign and domestic subsidiaries. Forward exchange contracts are agreements to exchange different currencies at a specified future date and at a specified rate. Purchased foreign currency options are instruments which give the holder the right, but not the obligation, to exchange different currencies at a specified rate at a specified date or over a range of specified dates. The result is the creation of a range in which a best and worst price is defined, while minimizing option cost. Forward exchange contracts and purchased currency options are carried at market value. Changes in market values related to these contracts are recognized in other (income) expense, net, on the Consolidated Statements of Operations.

We occasionally enter into short duration fixed rate natural gas purchase contracts with certain of our natural gas suppliers in order to mitigate commodity price risk. In addition, we may enter into natural gas derivative contracts to effectively fix a portion of our natural gas cost exposure. Natural gas derivative contracts are carried at market value. Changes in market values are recorded as part of cost of sales in the Consolidated Statements of Operations.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded when it is determined that it is more likely than not that any portion of a recorded deferred tax asset will not be realized.

Stock-Based Compensation Plans

Effective January 1, 2006, we adopted SFAS No. 123(R), which establishes accounting for stock-based awards exchanged for employee services, using the modified prospective transition method. Accordingly, stock-based compensation expense is measured at the grant date, based on the fair market value of the award and recognized over the requisite service period. Also, in accordance with the modified prospective transition method, our condensed Consolidated Financial Statements for the periods prior to 2006 have not been restated to reflect this adoption. The fair value of restricted stock is based on the trading price of our common stock on the date of grant, less required adjustments to reflect dividends paid and expected forfeitures or cancellations of awards throughout the vesting period, which ranges between one and three years. Our stock option compensation expense calculated under the fair value method is recognized over the weighted average remaining vesting period.

Retirement Plans

The cost of pension benefits under our retirement plans is recorded in accordance with SFAS No. 87, "Employee Accounting for Pensions," as determined by us with assistance from independent actuarial firms using the "projected unit credit" actuarial cost method. Contributions to the qualified U.S. retirement plan are made in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Benefits under the non-qualified retirement plan have been accrued, but not funded. Plan settlements and curtailments are recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits." We record our balance sheet position based on the funded status of the plan in accordance with SFAS No. 158, *"Employers' Accounting For Defined Benefit Pension and Other Post Retirement Plans."* Additional information with respect to benefits plans, including the adoption of SFAS No. 158, is set forth in Note 11 to the Consolidated Financial Statements.

Postretirement Health Care and Life Insurance Benefits

The estimated cost of future postretirement medical and life insurance benefits is determined by the Company with assistance from independent actuarial firms using the "projected unit credit" actuarial cost method. Such costs are recognized as employees render the service necessary to earn the postretirement benefits. Benefits have been accrued, but not funded. Effective November 1, 2001, the U.S. plan was modified to limit our cost of future annual postretirement medical benefits to the cost in 2001. We record our balance sheet position based on the funded status of the plan in accordance with SFAS No. 158, *"Employers' Accounting For Defined Benefit Pension and Other Post Retirement Plans."* Additional information with respect to benefits plans is set forth in Note 11 to the Consolidated Financial Statements.

Post-employment Benefits

We accrue the estimated cost of post-employment benefits expected to be paid before retirement, principally severance, over employees' active service periods.

Environmental, Health and Safety Matters

Our operations are governed by laws addressing protection of the environment and worker safety and health. These laws provide for civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance and require remediation at sites where hazardous substances have been released into the environment.

We have been in the past, and may become in the future, the subject of formal or informal enforcement actions or proceedings regarding noncompliance with these laws or the remediation of company-related substances released into the environment. Historically, such matters have been resolved by negotiation with regulatory authorities resulting in commitments to compliance, abatement or remediation programs and in some cases payment of penalties. Historically, neither the commitments undertaken nor the penalties imposed on us have been material.

Environmental considerations are part of all significant capital expenditure decisions. Environmental remediation, compliance and management expenses were approximately $13.1 million in 2004, $12.5 million in 2005, and $12.8 million in 2006. The accrued liability relating to environmental remediation was $6.6 million at December 31, 2005 and $8.0 million at December 31, 2006. When payments are fixed or determinable, the liability is discounted using a rate at which the payments could be effectively settled. A charge to income is recorded when it is probable that a liability has been incurred and the cost can be reasonably estimated. Our environmental liabilities do not take into consideration possible recoveries of insurance proceeds. Because of the uncertainties associated with environmental remediation activities at sites where we may be potentially liable, future expenses to remediate sites could be considerably higher than the accrued liability.

Foreign Currency Translation

We account for our non-U.S. subsidiaries under SFAS No. 52, "Foreign Currency Translation." Accordingly, except for highly inflationary countries, the assets and liabilities of our non-U.S. subsidiaries are translated into dollars for consolidation and reporting purposes. Foreign currency translation adjustments are generally recorded as part of stockholders' deficit and identified as part of accumulated other comprehensive loss on the Consolidated Balance Sheets until such time as the operations of such non-U.S. subsidiaries are sold or substantially or completely liquidated.

We account for our Russian and Mexican subsidiaries using the dollar as the functional currency, as sales and purchases are predominantly dollar-denominated. Our remaining subsidiaries use their local currency as their functional currency.

We also record foreign currency transaction gains and losses as part of other (income) expense, net, on the Consolidated Statements of Operations.

We have non-dollar denominated intercompany loans between GrafTech Finance and some of our foreign subsidiaries. These loans are subject to remeasurement gains and losses due to changes in currency exchange rates. A portion of these loans are deemed to be essentially permanent and, as a result, remeasurement gains and losses on these loans are recorded as a component of accumulated other comprehensive loss in the stockholders' deficit section of the Consolidated Balance Sheets. The balance of these loans is deemed to be temporary and, as a result, remeasurement gains and losses on these loans are recorded as currency (gains/losses) in other (income) expense, net, on the Consolidated Statements of Operations.

Restructuring

Effective January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which was effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

Software Development Costs

In connection with our development and implementation of global enterprise resource planning systems with advanced manufacturing, planning and scheduling software, we capitalized certain computer software costs after technological feasibility was established. These capitalized costs are amortized utilizing the straight-line method over the economic lives of the related products. Total costs capitalized as of December 31, 2005 and 2006 amounted to $17.3 million and $10.7 million, respectively. Amortization expense was $0.9 million for 2004, $1.4 million for 2005, and $1.3 million for 2006.

Intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In the 2006 fourth quarter, we performed a goodwill impairment review and the result of this review did not require our existing goodwill to be written down. Goodwill amounted to $20.3 million at December 31, 2005 and $9.8 million at December 31, 2006, with the decrease due to the sale of our cathodes business and changes in currency exchange rates. The remaining goodwill pertains to our graphite electrode segment.

Patents, net of accumulated amortization, amounted to $2.8 million at December 31, 2005 and $3.4 million at December 31, 2006.

Use of Estimates

We have made a number of estimates and assumptions relating to the recording and disclosure of assets and liabilities, including contingent assets and liabilities, to prepare the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts and values could differ from those estimates.

Reclassification

Certain amounts previously reported have been reclassified to conform to the current year presentation.

(3) NEW ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,"* ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are currently in the process of assessing the impact of the adoption of SFAS No. 159 on our consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting For Defined Benefit Pension and Other Post Retirement Plans."* This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in a funded status in the year in which the changes occur through comprehensive income of a business entity. This Statement is effective as of the end of the fiscal year ending after December 15, 2006. We have adopted SFAS No. 158 as of December 31, 2006. Additional information with respect to the adoption of this standard is set forth in Note 11 to the consolidated financial statements.

Also in September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 requires disclosure of information that enables users of the financial statements to assess the inputs used to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact of the adoption of SFAS No. 157 on our consolidated results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, *"Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140."* This Statement (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; and (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2006. The fair value election of SFAS No. 155 may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of SFAS No. 133, prior to the adoption of this Statement. We will be required to adopt SFAS No. 155 in the first quarter of 2007. We are currently in the process of assessing the impact of the adoption of SFAS No. 155 on our consolidated results of operations and financial position.

In May 2005, FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,"* which changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted this Statement effective January 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on our consolidated results of operations or financial position.

On November 24, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, *"Inventory Costs – an amendment of APB No. 43,"* Chapter 4, which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have adopted this statement as of January 1, 2006. The adoption of SFAS No. 151 did not have a significant impact on our consolidated results of operations or financial position.

On December 16, 2004, the FASB issued SFAS No. 123(R), *"Share-Based Payment."* SFAS No. 123(R) revises SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. Under SFAS No. 123(R), companies are to (1) use fair value to measure stock-based compensation awards and (2) cease using the "intrinsic value" method of accounting, which APB Opinion No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. In addition, SFAS No. 123(R) retains the modified grant date model from SFAS No. 123. Under that model, compensation cost is measured at the grant date and adjusted to reflect actual forfeitures and the outcome of certain conditions. The fair value of an award is not remeasured after its initial estimation on the grant date (except in the case of a liability award or if the award is modified).

We have adopted SFAS No. 123(R) as of January 1, 2006 using the modified prospective transition method. Stock-based compensation recognized in our consolidated results of operations and financial position for the year ended December 31, 2006 included compensation cost for stock-based awards granted prior to, but not fully vested as of January 1, 2006 and stock-based awards granted subsequent to January 1, 2006. Based on the current stock-based compensation plans in effect and awards issued and outstanding, our expense for the twelve months ended 2006 for stock-based compensation is $3.3 million which relates to unvested restricted stock grants.

On November 10, 2005, the FASB Staff issued FSP No. SFAS 123(R)-3, "*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.*" This FSP provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. SFAS No. 123(R), paragraph 81, indicates that, for purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R) (an "APIC pool"), an entity shall include the net excess tax benefits that would have qualified as such had the entity adopted SFAS No. 123 for recognition purposes. This FSP provides an elective alternative transition method. An entity may follow either the transition guidance for the APIC pool in paragraph 81 of SFAS No. 123(R) or the alternative transition method described in this FSP. During the fourth quarter of 2006, we made the one-time election to use the transition guidance in paragraph 81 of SFAS No. 123(R).

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.*" FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. We are currently in the process of assessing the impact of the adoption of FIN 48 on our consolidated results of operations and financial position.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a significant impact on our consolidated results of operations or financial position.

(4) SEGMENT REPORTING

Reportable Segments. Previously, our businesses reported in the following reportable segments: synthetic graphite, which consists of graphite electrodes, cathodes and advanced graphite materials and related services; and other, which consisted of natural graphite, carbon electrodes, and refractories and related services.

In the fourth quarter of 2006, we sold our cathode assets (including our 70% interest in Carbone Savoie) for $135.0 million less certain price adjustments and the purchaser's assumption of liabilities. In accordance with SFAS No. 144, we classified this business as discontinued operations and have reflected this for all prior periods contained within this report. As a result of this sale, the structure of our organization as well as the methods and information used by the chief operating decision maker to allocate resources and assess performance was realigned to meet new corporate goals and strategies. With these changes, we evaluated our reportable segments under SFAS No. 131 and have concluded that our graphite electrode and advanced graphite materials businesses are now reportable segments. The remaining operating segments, natural graphite products, refractories, and carbon electrodes are combined as Other Businesses and shown as a third segment. The segment information throughout this report has been reclassified to reflect these reportable segments.

Graphite Electrode. Our graphite electrode segment manufactures and delivers high quality graphite electrodes and related services. Electrodes are key components of the conductive power systems used to produce steel and other non-ferrous metals.

Advanced Graphite Materials. Advanced graphite materials include primary and specialty products for transportation, semiconductor and other markets.

Other Businesses. Other businesses include natural graphite products, refractories and carbon electrodes.

In addition to the change of our reporting segments, we have also changed the measure of profitability that is used by the chief operating decision maker to allocate resources and assess performance from gross profit to segment operating income. This change is the result of our corporate strategy to reduce operating expenses, particularly selling, administrative and overhead costs. Corporate expenses are allocated to segments based on each segment's percentage of consolidated net sales.

Inter-segment sales and transfers are not material. The accounting policies of the reportable segments are the same as those for our Consolidated Financial Statements as a whole.

The following tables summarize financial information concerning our reportable segments.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Net sales to external customers:			
Graphite electrode	$567,856	$582,472	$670,012
Advanced graphite materials	79,145	88,541	103,738
Other businesses	95,254	102,015	81,683
Total net sales	$742,255	$773,028	$855,433
Segment operating income:			
Graphite electrode	$ 84,155	$ 95,706	$115,444
Advanced graphite materials	12,089	14,701	12,215
Other businesses	7,673	(435)	(14,441)
Total segment operating income	$103,917	$109,972	$113,218
Reconciliation of segment operating income to income from continuing operations before provision for income taxes and minority stockholders' share of income			
Other (income) expense, net	21,430	19,938	(4,079)
Antitrust investigations, related lawsuits and claims, charges	(10,901)	—	2,513
Interest income	(1,117)	(1,094)	(957)
Interest expense	31,732	43,682	46,524
Income from continuing operations before provision for income taxes and minority stockholders' share of income	$ 62,773	$ 47,446	$ 69,217

Assets are managed based on geographic location because certain reportable segments share certain facilities. Assets by reportable segment are estimated based on the value of long-lived assets at each location and the sales mix to third party customers at that location.

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Long-lived assets (b):		
Graphite electrode	$239,963	$240,281
Advanced graphite materials	33,366	36,100
Other businesses*	109,187	23,194
Total long-lived assets	$382,516	$299,575

* 2005 includes cathode assets.

The following tables summarize information as to our operations in different geographic areas.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Net sales (a):			
U.S.	$240,303	$263,208	$263,652
Canada	3,995	4,469	12,461
Mexico	36,913	47,936	38,276
Brazil	52,199	53,400	64,392
France	78,202	74,890	81,268
Italy	34,808	26,243	31,057
Switzerland	144,123	152,834	185,802
South Africa	69,558	75,947	75,719
Spain	39,419	22,066	35,517
Other countries	42,735	52,035	67,289
Total	$742,255	$773,028	$855,433

(a) Net sales are based on location of seller.

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Long-lived assets (b):		
U.S.	$ 74,365	$ 71,060
Mexico	52,584	59,970
Brazil	32,982	38,358
France*	130,701	48,783
Spain	31,428	36,302
South Africa	46,328	39,406
Switzerland	8,660	890
Other countries	5,468	4,806
Total	$382,516	$299,575

* 2005 includes cathode assets.

(b) Long-lived assets represent fixed assets, net of accumulated depreciation and goodwill.

(5) LONG-TERM DEBT AND LIQUIDITY

The following table presents our long-term debt.

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Revolving Facility	$ 39,000	$ —
Senior Notes:		
Senior Notes due 2012	434,631	434,631
Fair value adjustments for terminated hedge instruments*	7,404	6,421
Unamortized bond premium	1,446	1,265
Total Senior Notes	443,481	442,317
Debentures**	220,291	222,233
Other European debt	971	850
Total	$703,743	$665,400

* Fair value adjustments for terminated hedge instruments will be amortized as a credit to interest expense over the remaining term of the Senior Notes.

** At December 31, 2005, the balance excludes the derivative liability relating to our debenture redemption feature with a make-whole provision, which amounts to $1.3 million. As of January 1, 2006, this derivative liability no longer requires separate accounting from the convertible debenture under Derivative Implementation Group Issue No. B39, *"Embedded Derivatives: Application of Paragraph 13(b) to call options that are exercisable only by the debtor."*

The aggregate maturities of long-term debt (excluding the fair value adjustments to debt and unamortized bond premium relating to the Senior Notes and including the original value of the derivative liability relating to the Debentures redemption feature with a make-whole provision) for each of the four years subsequent to 2006 and thereafter are set forth in the following table:

2007	2008	2009	2010	2011 (and thereafter)	Total
(Dollars in thousands)					
$50	$236	$214	$124	$659,857	$660,481

At December 31, 2005 and 2006, we were in compliance with all financial and other covenants contained in the Senior Notes, the Debentures and the Senior Facilities, as applicable.

Revolving Facility

On February 8, 2005, we entered into an amended and restated Credit Agreement relating to the Revolving Facility. JPMorgan Chase Bank, N.A. is the administrative agent thereunder.

The Credit Agreement now provides for a Revolving Facility of $215 million, subject to provisions described below regarding the base credit limit. It also provides, among other things, for an extension until July 15, 2010 of the maturity of the Revolving Facility and, subject to certain conditions (including a maximum senior secured leverage ratio test), an accordion feature that permits GrafTech Finance to establish additional credit facilities thereunder in an aggregate amount, together with the Revolving Facility, of up to $425 million.

The interest rate applicable to the Revolving Facility is, at our option, either LIBOR plus a margin ranging from 1.25% to 2.25% or, in the case of dollar denominated loans, the alternate base rate plus a margin ranging from 0.25% to 1.25%. The alternate base rate is the higher of (i) the prime rate announced by JP Morgan Chase Bank, N.A. or (ii) the federal fund effective rate plus 0.50%. GrafTech Finance pays a per annum fee ranging from 0.250% to 0.500% (depending on such ratio or rating) on the undrawn portion of the commitments under the Revolving Facility.

The Revolving Facility permits voluntary prepayments (without reducing availability for future revolving borrowings) and voluntary commitment reductions at any time, in each case without premium or penalty.

The obligations under the Revolving Facility are secured (with certain exceptions) by all of the assets of GrafTech Finance (except the unsecured intercompany term notes and unsecured intercompany term note guarantees created under, and pledged in part to secure, the Senior Notes). The obligations under the Revolving Facility are guaranteed (with certain exceptions) by GTI, each of our other domestic subsidiaries (other than AET) and our Swiss subsidiary, our French holding company, our French operating company engaged in the graphite electrode business, and our United Kingdom subsidiary. These guarantees and any intercompany loans of proceeds of borrowings under the Revolving Facility are secured (with certain exceptions, including the assets of AET) by all of the assets (including the AET Pledged Stock) of the respective guarantors and subsidiary borrowers.

Repayment of intercompany loans made to our foreign subsidiaries is restricted unless the relevant subsidiary borrower has no business use for the funds being repaid. The intent of this restriction is to seek to maximize the secured claims of the lenders against the assets of our foreign operating subsidiaries.

The guarantee of the Revolving Facility by our Swiss subsidiary is subject to the limitation under Swiss law that the amount guaranteed cannot exceed the amount that our Swiss subsidiary can distribute to its shareholders, after payment of any Swiss withholding tax. If such amount is or would become less than $100.0 million, our Swiss subsidiary will become subject to certain restrictions, including restrictions on distributions, investments and indebtedness.

The amount outstanding under the Credit Agreement (including any debt incurred under the accordion feature) at any time may not exceed a specified base credit limit. The intent of this provision is to seek to reduce credit availability under the Credit Agreement to the extent that there is a net diminution in the value of domestic or Swiss collateral. This provision would not affect the Revolving Facility until net diminution exceeded $110.0 million. As of December 31, 2006, we were well below this $110.0 million threshold.

The Revolving Facility contains a number of covenants that restrict corporate activities. The covenants may restrict our ability to repurchase or redeem the Senior Notes and the Debentures, even if so required thereby. These covenants include financial covenants relating to specified minimum interest coverage ratios and maximum net senior secured debt leverage ratios (which is the ratio of our net senior secured debt to our EBITDA (as defined in the Revolving Facility)). The interest coverage ratio becomes more restrictive if our financial performance were to significantly deteriorate.

In addition to the failure to pay principal, interest and fees when due, events of default under the Revolving Facility include: failure to pay when due, or other defaults permitting acceleration of, other indebtedness exceeding $7.5 million or certain cash management arrangements or interest rate, exchange rate or commodity price derivatives; judgment defaults in excess of $7.5 million to the extent not covered by insurance; and certain changes in control.

Senior Notes

On February 15, 2002, GrafTech Finance issued $400.0 million aggregate principal amount of Senior Notes. Interest on the Senior Notes is payable semi-annually on February 15 and August 15 of each year, commencing August 15, 2002, at the rate of 10.25% per annum. The Senior Notes mature on February 15, 2012.

On May 6, 2002, GrafTech Finance issued $150.0 million aggregate principal amount of additional Senior Notes at a purchase price of 104.5% of principal amount, plus accrued interest from February 15, 2002, under the Senior Note Indenture. All of the Senior Notes constitute one class of debt securities under the Senior Note Indenture. The additional Senior Notes bear interest at the same rate and mature on the same date as the Senior Notes issued in February 2002. The $7.0 million premium received upon issuance of the additional Senior Notes was added to the principal amount of the Senior Notes shown on the Consolidated Balance Sheets and is amortized (as a credit to interest expense) over the term of the additional Senior Notes. As a result of our receipt of such premium, the effective annual interest rate on the additional Senior Notes is about 9.5%. Additional information regarding interest rate swaps is set forth in Note 6 to the Consolidated Financial Statements.

GrafTech Finance may not redeem the Senior Notes prior to February 15, 2007. On or after that date, GrafTech Finance may redeem the Senior Notes, in whole or in part, at specified redemption prices beginning at 105.125% of the principal amount redeemed for the year commencing February 15, 2007 and reducing to 100.00% of the principal amount redeemed for the years commencing February 15, 2010 and thereafter, in each case plus accrued and unpaid interest to the redemption date.

Upon the occurrence of a change of control, GrafTech Finance will be required to make an offer to repurchase the Senior Notes at a price equal to 101.00% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. For this purpose, a change in control occurs on:

- the date on which any person beneficially owns more than 35% of the total voting power of GTI;
- the date on which individuals, who on the issuance date of the Senior Notes were directors of GTI (or individuals nominated or elected by a vote of 66⅔% of such directors or directors previously so elected or nominated), cease to constitute a majority of GTI's Board of Directors then in office;
- the date on which a plan relating to the liquidation or dissolution of GTI is adopted;
- the date on which GTI merges or consolidates with or into another person, or another person merges into GTI, or all or substantially all of GTI's assets are sold (determined on a consolidated basis), with certain specified exceptions; or
- the date on which GTI ceases to own, directly or indirectly, all of the voting power of GrafTech Global, UCAR Carbon and GrafTech Finance.

GTI, GrafTech Global and UCAR Carbon and other U.S. subsidiaries that collectively hold a substantial majority of our U.S. assets have guaranteed the Senior Notes on a senior unsecured basis, except for the guarantee by UCAR Carbon. The guarantee by UCAR Carbon has been secured by a junior pledge of all of the shares of capital stock (constituting 97.5% of the outstanding shares of capital stock) of AET held by UCAR Carbon (called the "**AET Pledged Stock**"), subject to certain limitations. Additional information with respect to the guarantees and the pledge is set forth in Note 18 to the Consolidated Financial Statements.

The Senior Notes contain a number of covenants that restrict corporate activities. The covenants may restrict our ability to repurchase or redeem the

Debentures, even if so required thereby. In addition to the failure to pay principal and interest when due or to repurchase Senior Notes when required, events of default under the Senior Notes include: failure to pay at maturity or upon acceleration indebtedness exceeding $10.0 million; and judgment defaults in excess of $10.0 million to the extent not covered by insurance.

In 2004, we exchanged $35.0 million aggregate principal amount of Senior Notes, plus accrued interest of $0.4 million, for 3.2 million shares of common stock. Additionally, we purchased $22.9 million aggregate principal amount of Senior Notes, plus accrued interest of $0.9 million, for $27.3 million in cash. These transactions resulted in a loss of $8.7 million, which has been recorded in other (income) expense, net, on the Consolidated Statements of Operations.

On January 12, 2007, we and certain of our subsidiaries requested U.S. Bank National Association, as trustee, to redeem $120 million of the outstanding principal amount of the 10 ¼% Senior Notes due 2012, at 105.125% of the principal amount, plus accrued interest. This redemption occurred on February 15, 2007. On February 22, 2007, we notified our trustee of an additional redemption of $15.0 million which is expected to occur on March 23, 2007. After these redemptions, $300 million in principal amount of the Senior Notes will remain outstanding. In connection with the redemptions, in the first quarter of 2007, we incurred a $7.5 million loss on the extinguishment of debt, which includes $6.9 million related to the call premium and $0.6 million of charges for accelerated amortization of the debt issuance fees, terminated interest rate swaps and the premium related to the Notes.

Debentures

On January 22, 2004, GTI issued $225.0 million aggregate principal amount of Debentures. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2004, at the rate of 1.625% per annum. The Debentures mature on January 15, 2024, unless earlier converted, redeemed or repurchased. We recorded the Debentures at the discounted principal value of $218.5 million at issuance. Upon issuance, we also recorded a derivative liability of $6.5 million for the embedded derivative portion of the Debentures, which is with the outstanding debenture balance in long-term debt on the Consolidated Balance Sheets. As of January 1, 2006, this derivative liability no longer requires separate accounting from the convertible debenture under Derivative Implementation Group Issue No. B39, *"Embedded Derivatives: Application of Paragraph 13(b) to call options that are exercisable only by the debtor."* The net proceeds from the offering were approximately $218.8 million.

A holder of Debentures may convert its Debentures into shares of our common stock at a conversion rate of 60.3136 shares per $1.0 million principal amount (equal to a conversion price of approximately $16.58 per share), subject to adjustment upon certain events, only under the following circumstances:

- prior to January 15, 2019, in any fiscal quarter after the fiscal quarter ending March 31, 2004, if the last reported sale price of our common stock for at least 20 trading days during the 30 consecutive trading days ending on the first trading day of such fiscal quarter is greater than 125% of the then current conversion price;
- on or after January 15, 2019, at any time after the last reported sale price of our common stock on any date is greater than 125% of the then current conversion price;
- during the 5 business days after any 10 consecutive trading days in which the trading price per $1.0 million principal amount of Debentures for each such trading day was less than 98% of the product of the last reported sale price of our common stock and the then current conversion rate;
- if the credit rating or ratings on the Debentures are reduced by two rating categories below those initially assigned to the Debentures by S&P and Moody's;
- if the Debentures are called for redemption; or
- upon the occurrence of certain corporate transactions.

Upon conversion, GTI will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

Prior to January 15, 2011, the Redemption Make-Whole Option provides that GTI may redeem the Debentures, in whole or in part, at any time, for cash at a redemption price equal to 100% of principal amount, plus accrued and unpaid interest and liquidated damages, if any, only if the last reported sale price of our common stock has exceeded 125% of the then current conversion price for at least 20 trading days during the 30 consecutive trading days ending on the trading day prior to the date on which we mail the notice of redemption. If GTI so redeems the Debentures, GTI will make an additional "make-whole" payment in cash, shares of our common stock or a combination thereof on the redeemed Debentures equal to the present value of all remaining scheduled payments of interest on the redeemed Debentures through January 15, 2011.

On or after January 15, 2011, GTI may redeem the Debentures, in whole or in part, at any time, for cash at a redemption price equal to 100% of principal amount, plus accrued and unpaid interest and liquidated damages, if any.

A holder may require GTI to repurchase some or all of its Debentures on (i) January 15, 2011, January 15, 2014 or January 15, 2019, or (ii) if we experience a "fundamental change" at a repurchase price equal to 100% of principal amount, plus accrued and unpaid interest and liquidated damages, if any. For this purpose, a fundamental change occurs on:

- the date on which a change in control (which has the same meaning as under the Senior Notes) occurs; or
- subject to certain exceptions, the date on which our common stock ceases to be listed on a U.S. national or regional securities exchange or approved for trading on the NASDAQ National Market or similar system of automated dissemination of quotations of securities prices.

GrafTech Finance, GrafTech Global and UCAR Carbon and other U. S. subsidiaries that together hold a substantial majority of our U. S. assets have guaranteed the Debentures on a senior unsecured basis. Additional information with respect to the guarantees is set forth in Note 18 to the Consolidated Financial Statements.

Events of default under the Debentures are similar to those under the Senior Notes.

(6) FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage well-defined currency exchange rate, interest rate and commercial energy contract risks. We do not use derivative financial instruments for trading purposes.

Foreign Currency Contracts

At December 31, 2005 and December 31, 2006, we had no such contracts outstanding. These contracts are marked-to-market monthly and gains and losses are recorded in other (income) expense, net, on the Consolidated Statements of Operations. Gains and losses associated with these contracts amounted to a loss of $0.4 million in 2004, a gain of $1.3 million in 2005, and a loss of $0.4 million in 2006.

Interest Rate Risk Management

We implement interest rate management initiatives to seek to minimize our interest expense and optimize the risk in our portfolio of fixed and variable interest rate obligations. Use of these initiatives is allowed under the Senior Notes and the Revolving Facility. We use interest rate swaps to effectively convert fixed rate debt (represented by the Senior Notes) into variable rate debt.

During the first quarter of 2005, we sold $15.0 million notional amount of undesignated swaps and paid a nominal fee. Additionally, we sold $150.0 million notional amount of our fair value hedge swaps and paid $3.0 million in cash. Immediately thereafter, we repurchased $150 million notional amount of fair value hedge swaps with a different counterparty. During the second quarter of 2005, we sold $285.0 million notional amount of swaps and paid $4.8 million. During the fourth quarter of 2005, we sold $150.0 million notional amount of swaps and paid $6.8 million. As a result of these transactions, at December 31, 2005, we had no notional amount of swaps outstanding. We did not enter into any such arrangements during 2006.

During 2005, a portion of the variable interest rate was calculated based on the six month LIBOR rate as of the date of payment plus 5.7940% calculated in arrears and a portion of the variable interest rate was calculated based on the six month LIBOR, set in advance, plus 5.7967%. During 2006, we had no variable interest rate obligations. At December 31, 2005 and 2006, the Senior Notes were at a fixed rate of 10.25% per annum.

When we sell a fair value hedge swap, the gain or loss is amortized as a credit or charge to interest expense over the remaining term of the Senior Notes. At December 31, 2005 and 2006, the principal value of our debt was increased by $7.4 million and $6.4 million, respectively, as a result of gains realized from previously sold swaps, and was recorded on the Consolidated Balance Sheets on the line entitled "fair value adjustments for hedge instruments." There were no current hedge instruments during 2005 and 2006.

Additional information with respect to the impact of our swaps on interest expense is set forth in Note 7 to the Consolidated Financial Statements.

During 2004 and 2005, we entered into agreements with financial institutions that were intended to limit, or cap, our exposure to the incurrence of additional interest expense due to increases in variable interest rates. During 2005, we sold all of our outstanding interest rate caps. All of our interest rate caps were market-to-market monthly. Gains and losses were recorded in other (income) expense, net, on the Consolidated Statements of Operations. The fair value adjustment on caps was a $3.8 million loss for 2004 and a $0.5 million loss for 2005. We did not enter into any such agreements during 2006.

Commercial Energy Rate Contracts

We occasionally enter into natural gas derivative contracts and short duration fixed rate purchase contracts to effectively fix some or all of our natural gas cost exposure. The outstanding contracts at December 31, 2006 were a payable of $0.2 million.

Fair Market Value Disclosures

SFAS No. 107, *"Disclosure about Fair Market Value of Financial Instruments,"* defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Such fair values must often be determined by using one or more methods that indicate value based on estimates of quantifiable characteristics as of a particular date. Values were estimated as follows:

Cash and cash equivalents, short-term notes and accounts receivables, accounts payable and other current payables – The carrying amount approximates fair value because of the short maturity of these instruments.

Long-Term Debt – Fair value of long-term debt was $663.7 million at December 31, 2005 and $652.3 million at December 31, 2006.

Foreign currency contracts – Foreign currency contracts are carried at market value. We did not have any such contracts outstanding at December 31, 2005 or December 31, 2006.

Natural gas contracts – See "Commercial Energy Rate Contracts" above.

(7) INTEREST EXPENSE

The following table presents an analysis of interest expense:

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Interest incurred on debt	$ 43,780	$42,222	$42,518
Interest rate swap benefit	(11,313)	(1,914)	—
Amortization of fair value adjustments for terminated hedge instruments	(2,468)	(1,744)	(982)
Accelerated amortization of fair value adjustments for terminated hedge instruments due to reduction of Senior Notes	(4,746)	—	—
Amortization of debt issuance costs	4,834	3,569	3,705
Interest on DOJ antitrust fine, including imputed interest	710	507	222
Amortization of premium on Senior Notes	(272)	(190)	(211)
Amortization of discount on Debentures	867	885	654
Interest incurred on other items	340	347	618
Total interest expense from continuing operations	31,732	43,682	46,524
Interest allocated to discontinued operations	7,446	9,034	9,736
Total interest expense	$ 39,178	$52,716	$56,260

Interest rates

At December 31, 2004, the Revolving Facility had an effective interest rate of 6.2%, our $435.0 million principal amount of Senior Notes had an effective rate of 8.6% (*i.e.*, a fixed rate of 10.25%, effectively swapped to a variable rate of the LIBOR plus 5.7940%) and our $225.0 million principal amount of Debentures had a fixed rate of 1.625%.

At December 31, 2005, the Revolving Facility had an effective interest rate of 6.8%, our $434.6 million principal amount of Senior Notes had an effective rate of 10.02% (including the effect of the amortization of fair value adjustments for terminated hedge instruments) and a fixed rate of 10.25% and our $225.0 million principal amount of Debentures had a fixed rate of 1.625%.

At December 31, 2006, the Revolving Facility had an effective interest rate of 7.6%, our $434.6 principal amount of Senior Notes had a fixed rate of 10.25% and our $225.0 million principal amount and Debentures had a fixed rate of 1.625%.

(8) OTHER (INCOME) EXPENSE, NET

The following table presents an analysis of other (income) expense, net:

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Loss on reduction of Senior Notes	$ 8,782	$ —	$ —
Brazil sales tax provision	—	—	(1,465)
Currency (gains) losses	(8,504)	17,016	(7,316)
Bank and other financing fees	3,070	2,271	2,431
Legal, environmental and other related costs	9,202	2,814	3,511
Employee benefit curtailment, settlement and other	(182)	(145)	551
Fair value adjustments on interest rate caps	3,827	527	—
Foreign currency exchange rate contracts (gains) losses	406	(1,268)	—
Fair value adjustments on Debenture Redemption Make-Whole Option	(2,475)	(2,702)	—
Relocation expenses	927	905	2,476
Write-off of fixed or other assets	2,049	—	39
Gain on sale of assets	(3,141)	(1,094)	(5,659)
Write-off of capitalized bank fees and related debt extinguishment costs	344	1,557	—
Other	7,125	57	1,353
Total other (income) expense, net	$21,430	$19,938	$(4,079)

We have non-dollar-denominated intercompany loans between GrafTech Finance and some of our foreign subsidiaries. At December 31, 2005 and 2006, the aggregate principal amount of these loans was $414.6 million and $450.7 million, respectively (based on currency exchange rates in effect at such date). These loans are subject to remeasurement gains and losses due to changes in currency exchange rates. A portion of these loans are deemed to be essentially permanent and, as a result, remeasurement gains and losses on these loans are recorded as a component of accumulated other comprehensive loss in the stockholders' deficit section of the Consolidated Balance Sheets. The balance of these loans is deemed to be temporary and, as a result, remeasurement gains and losses on these loans are recorded as currency (gains) losses in other income (expense), net, on the Consolidated Statements of Operations. In 2004, we had a net total of $8.5 million of currency gains, including $9.8 million of exchange gains due to the remeasurement of intercompany loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency. In 2005, we had a net total of $17.0 million of currency losses, including $14.6 million of exchange losses due to the remeasurement of intercompany loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency. In 2006, we had a net total of $7.3 million of currency gains due to remeasurement of inter-company loans and translation of financial statements of foreign subsidiaries which use the dollar as their functional currency.

(9) SUPPLEMENTARY BALANCE SHEET DETAIL

The following tables present supplementary balance sheet details:

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Accounts and notes receivable, net:		
Trade	$ 170,014	$149,311
Other	17,698	20,403
	187,712	169,714
Allowance for doubtful accounts	(3,132)	(3,186)
	$ 184,580	$166,528
Inventories:		
Raw materials and supplies	$ 75,515	$ 79,277
Work in process	151,315	123,162
Finished goods	29,625	41,039
	256,455	243,478
Reserves	(1,417)	(4,349)
	$ 255,038	$239,129
Property, plant and equipment:		
Land and improvements	$ 29,802	$ 23,415
Buildings	154,947	122,459
Machinery and equipment and other	865,841	718,794
Construction in progress	35,803	24,721
	$1,086,393	$889,389

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Other accrued liabilities:		
Accrued vendors payable	$ 33,173	$ 33,296
Payrolls (including incentive programs)	4,410	28,873
Restructuring	10,190	6,617
Employee compensation and benefits	11,828	11,439
Accrued interest	1,319	1,231
Liabilities and expenses associated with antitrust investigations and related lawsuits and claims	20,625	5,375
Other	15,445	11,237
	$ 96,990	$ 98,068
Other long term obligations:		
Postretirement benefits	$ 25,749	$ 37,650
Pension and related benefits	51,243	38,504
Liabilities and expenses associated with antitrust investigations and related lawsuits and claims	5,375	—
Long-term environmental liabilities	4,429	6,045
Derivative liability (Redemption Make-Whole Option)	1,284	—
Restructuring	1,337	1,256
Other	18,287	19,953
	$107,704	$103,408

The following table presents an analysis of the allowance for doubtful accounts:

	At December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Balance at beginning of year	$3,921	$ 4,001	$ 3,132
Additions	368	479	1,571
Deductions	(288)	(1,348)	(1,517)
Balance at end of year	4,001	3,132	3,186

(10) LEASES AND OTHER LONG TERM OBLIGATIONS

Lease commitments under non-cancelable operating leases extending for one year or more will require the following future payments:

	(Dollars in thousands)
2007	$2,412
2008	1,036
2009	745
2010	539
2011	372
After 2011	2,594

Total lease and rental expenses under non-cancelable operating leases extending one year or more were about $2.2 million in 2004, $4.1 million in 2005, and $2.8 million in 2006.

During 2001, we outsourced our information technology function to CGI Group Inc. ("**CGI**"). Under this ten-year agreement, CGI manages our data services, networks, desktops and telecommunications. This contract was amended in the third quarter of 2005, effectively reducing the scope of services provided by CGI. The following schedule sets forth the future payments for base services.

	(Dollars in thousands)
2007	$4,388
2008	4,388
2009	4,388
2010	4,388
2011	1,250
After 2011	—

(11) BENEFIT PLANS

SFAS No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). We adopted SFAS 158 prospectively on December 31, 2006. SFAS 158 requires that we recognize all obligations related to defined benefit pensions and other postretirement benefits. This statement requires that we quantify the plans' funding status as an asset or a liability on our consolidated balance sheets.

SFAS 158 requires that we measure the plans' assets and obligations that determine our funded status as of the end of the fiscal year. We are also required to recognize as a component of Other Comprehensive Income the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, "Employers' Accounting for Pensions," or SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

The incremental effect of applying SFAS No. 158 in individual line items in the Consolidated Balance Sheet as of December 31, 2006 is as follows:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
	(Dollars in thousands)		
Other assets	$ 54,915	$(25,662)	$ 29,253
Other long-term obligations	(92,002)	(11,406)	(103,408)
Deferred income taxes	(24,192)	(2,808)	(27,000)
Accumulated other comprehensive loss	(272,887)	(39,876)	(312,763)

Defined Benefit Plans

Until February 25, 1991, we participated in the U.S. retirement plan of Union Carbide Corporation ("**Union Carbide**"). Effective February 26, 1991, we formed our own U.S. retirement plan which covers substantially all U.S. employees. Retirement and death benefits related to employee service through February 25, 1991 are covered by the Union Carbide plan. Benefits paid by the Union Carbide plan are based on final average pay through February 25, 1991, plus salary increases (not to exceed 6% per year) until January 26, 1995 when Union Carbide ceased to own at least 50% of the equity of GTI. All our employees who retired prior to February 25, 1991 are covered under the Union Carbide plan. Pension benefits under our plan are based primarily on years of service and compensation levels prior to retirement. Prior to January 1, 2002, our plan was a defined benefit plan. Effective January 1, 2002, a new defined contribution plan was established for U.S. employees. Some employees had the option to remain in the defined benefit plan for an additional period of up to five years. Those employees without the option to remain in the defined benefit plan for an additional five years began participating in the defined contribution plan and their benefits under the defined benefit plan were frozen as of December 31, 2001. Those employees with the initial option to remain in the defined benefit plan began participating in the defined contribution plan as of April 1, 2003 and their benefits under the defined benefit plan were frozen as of March 31, 2003. Effective March 31, 2003, we froze the qualified defined benefit plan for our remaining U.S. employees and closed our non-qualified U.S. defined benefit plan for the participating salaried workforce. Under the new defined contribution plan, we make quarterly contributions to each individual employee's account equal to 2.5% of the employee's pay up to the social security wage base ($88,000 in 2004, $90,000 in 2005, and $94,000 in 2006) plus 5% of their pay above the social security wage base. For 2007, we will make quarterly contributions equal to 1% of each employee's total pay. In 2005 and 2006, we recorded expense of $1.4 million and $1.3 million, respectively, related to this plan.

Pension coverage for employees of foreign subsidiaries is provided, to the extent deemed appropriate, through separate plans. Obligations under such plans are systematically provided for by depositing funds with trustees, under insurance policies or by book reserves.

We use a December 31 measurement date for all of our plans.

The components of our consolidated net pension costs are set forth in the following table.

	For the Year Ended December 31,					
	2004		2005		2006	
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)					
Service cost	$ 912	$ 309	$ 740	$ 424	$ 738	$ 444
Interest cost	7,528	4,349	7,714	4,434	7,564	4,566
Expected return on assets	(8,329)	(4,123)	(8,768)	(4,265)	(8,412)	(4,248)
Amortization	176	354	1,355	990	2,216	798
Special termination benefits	—	—	—	485	—	—
Settlement (gain) loss	—	(535)	—	743	—	699
Curtailment (gain) loss	—	1	—	(212)	—	(3,072)
	$ 287	$ 355	$ 1,041	$ 2,599	$ 2,106	$ (813)

The reconciliation of beginning and ending balances of benefit obligations under, fair value of assets of, and the funded status for 2005 and 2006 of, our pension plans are as follows:

	Pension Benefits at December 31,			
	2005		2006	
	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)			
Changes in Benefit Obligation:				
Net benefit obligation at beginning of year	$ 131,009	$ 74,773	$142,076	$76,151
Service cost	740	424	738	444
Interest cost	7,714	4,434	7,564	4,566
Impact of plan amendments	—	—	—	—
Participant contributions	—	96	—	81
Foreign currency exchange rates	—	(7,464)	—	6,129
Actuarial (gain) loss	10,994	9,851	(4,403)	(1,096)
Divestiture	—	—	—	—
Curtailment	—	—	—	(5,038)
Settlement	—	(1,443)	—	(2,584)
New plan	—	1,189	—	—
Special termination benefits	—	485	—	—
Benefits paid	(8,381)	(6,194)	(8,799)	(3,600)
Net benefit obligation at end of year	$142,076	$ 76,151	$137,176	$75,053
Changes in Plan Assets:				
Fair value of plan assets at beginning of year	$ 109,988	$ 63,834	$103,404	$62,404
Actual return on plan assets	1,227	9,141	11,404	5,009
New plan	—	1,420	—	—
Foreign currency exchange rate changes	—	(6,216)	—	6,026
Employer contributions	570	1,766	570	4,660
Employee contributions	—	96	—	81
Settlement	—	(1,443)	—	(2,584)
Benefits paid	(8,381)	(6,194)	(8,799)	(3,600)
Fair value of plan assets at end of year	$103,404	$ 62,404	$106,579	$71,996
Reconciliation of funded status:				
Funded status at end of the year	$ (38,672)	$(13,748)	$ (30,597)	$ (3,057)
Unrecognized net transition asset	—	(729)	—	—
Unrecognized prior service cost	—	1,328	—	—
Unrecognized net actuarial loss	42,362	16,490	—	—
Net amount recognized at end of year	$ 3,690	$ 3,341	$ (30,597)	$ (3,057)
Amounts recognized in the statement of financial position:				
Non-current assets	$ —	$ 2,630	$ —	$ 4,089
Current liabilities	—	—	(561)	(34)
Non-current liabilities	(38,672)	(7,845)	(30,036)	(7,112)
Accumulated other comprehensive loss	42,362	8,065	—	—
Intangible asset	—	491	—	—
Net amount recognized	$ 3,690	$ 3,341	$ (30,597)	$ (3,057)

Amounts recognized in accumulated other comprehensive loss:

	2006	
	U.S.	Foreign
	(Dollars in Thousands)	
Initial net asset (obligation)	$ —	$ 439
Prior service credit	—	(830)
Net gain (loss)	(32,751)	(11,936)
Accumulated other comprehensive income (loss)	(32,751)	(12,327)
Prepaid (unfunded accrued) pension cost	2,154	9,270
Net amount recognized in the statement of financial position	$(30,597)	$ (3,057)

The accumulated benefit obligation for all defined pension plans was $208.8 million at December 31, 2005 and $206.9 million at December 31, 2006.

We annually re-evaluate assumptions and estimates used in projecting pension assets, liabilities and expenses. These assumptions and estimates may affect the carrying value of pension assets, liabilities and expenses in the Consolidated Financial Statements. Assumptions used to determine net pension costs and projected benefit obligations are set forth in the following table:

	Pension Benefit Obligations at December 31,	
	2005	2006
Weighted average assumptions to determine benefit obligations:		
Discount rate	5.66%	5.93%
Rate of compensation increase	3.51%	3.26%

	Pension Benefit Costs at December 31,	
	2005	2006
Weighted average assumptions to determine net cost:		
Discount rate	5.99%	5.65%
Expected return on plan assets	7.71%	7.22%
Rate of compensation increase	3.51%	3.51%

We adjust our discount rate annually in relation to the rate at which the benefits could be effectively settled. Discount rates are set for each plan in reference to the yields available on AA-rated corporate bonds of appropriate currency and duration. The appropriate discount rate is derived by developing an AA-rated corporate bond yield curve in each currency. The discount rate for a given plan is the rate implied by the yield curve for the duration of that plan's liabilities. In certain countries, where little public information is available on which to base discount rate assumptions, the discount rate is based on government bond yields or other indices and approximate adjustments to allow for the differences in weighted durations for the specific plans and/or allowance for assumed credit spreads between government and AA corporate bonds.

The expected return on assets assumption represents our best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. The expected return on assets assumption is a long-term assumption that is expected to remain the same from one year to the next unless there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

The rate of compensation assumption is generally based on salary increases.

Plan Assets. The following table presents our retirement plan weighted average asset allocations at December 31, 2006, by asset category:

	Percentage of Plan Assets at December 31, 2006	
	U.S.	Foreign
Equity securities	69%	35%
Fixed Income	30%	52%
Other	1%	13%
Total	100%	100%

Investment Policy and Strategy. The investment policy and strategy of the U.S. plan is to invest approximately 75% (60% large cap, 25% small- and mid-cap, 15% international) in equities and approximately 25% in short duration fixed income securities. The trust allows the plan to be invested up to 80% in equities, including shares of our common stock. Rebalancing is undertaken monthly. The investment policy of the U.K. plan is to invest 0% to 40% in equities and 60% to 100% debt securities. The goal of both plans is to fully fund the plans as soon as possible while investing plan assets prudently. To the extent we maintain plans in other countries, asset diversification ranges are between 5%-30% for equity investments and between 7%-95% for fixed income investments. For each plan, the investment policy is set within both asset return and local statutory requirements.

The following table presents our retirement plan weighted average target asset allocations at December 31, 2006, by asset category:

	Percentage of Plan Assets at December 31, 2006	
	U.S.	Foreign
Equity securities	75%	35%
Fixed Income	25%	53%
Other	—	12%
Total	100%	100%

The following table presents information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31:

	2005		2006	
	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)			
Accumulated benefit obligation	$142,076	$64,989	$137,176	$8,001
Fair value of plan assets	103,404	60,226	106,579	5,085

The following table presents information for pension plans with a projected benefit obligation in excess of plan assets at December 31:

	2005		2006	
	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)			
Projected benefit obligation	$142,076	$75,187	$137,176	$23,129
Fair value of plan assets	103,404	61,238	106,579	15,984

The following table represents projected future pension plan cash flow by year:

	U.S.	Foreign
	(Dollars in thousands)	
Expected contributions in 2007:		
Expected employer contributions	$6,972	$865
Expected employee contributions	—	—
Estimated future benefit payments reflecting expected future service for the fiscal years ending December 31:		
2007	8,986	3,780
2008	8,978	3,047
2009	8,847	3,176
2010	8,813	3,142
2011	8,961	5,477
2012-2016	46,333	30,956

Postretirement Benefit Plans

We provide healthcare and life insurance benefits for eligible retired employees. These benefits are provided through various insurance companies and health care providers. We accrue the estimated net postretirement benefit costs during the employees' credited service periods. We use a December 31 measurement date for all of our plans.

In July 2002, we amended our U.S. postretirement medical coverage. In 2003 and 2004, we discontinued the Medicare Supplement Plan (for retirees 65 years or older or those eligible for Medicare benefits). This change applied to all U.S. active employees and retirees. In June 2003, we announced the termination of the existing early retiree medical plan for retirees under age 65, effective December 31, 2005. In addition, we limited the amount of retiree's life insurance after December 31, 2004. These modifications are accounted for prospectively. The impact of these changes is being amortized over the average remaining period to full eligibility of the related postretirement benefits and resulted in an $11.9 million net benefit in 2004, a $14.0 million net benefit in 2005, and a $12.8 million net benefit in 2006, reflected in the Consolidated Statements of Operations.

The components of our consolidated net postretirement cost (benefit) are set forth in the following table:

	For the Year Ended December 31,					
	2004		2005		2006	
	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)					
Service cost	$ 109	$ 215	$ 18	$ 238	$ 28	$ 321
Interest cost	1,275	1,181	743	1,292	1,072	1,165
Amortization	(14,733)	51	(16,387)	96	(15,351)	(34)
	$(13,349)	$1,447	$(15,626)	$1,626	$(14,251)	$1,452

The reconciliation of beginning and ending balances of benefit obligations under, fair value of assets of, and the funded status of, our postretirement plans is set forth in the following table:

	Postretirement Benefits at December 31,			
	2005		2006	
	U.S.	Foreign	U.S.	Foreign
	(Dollars in thousands)			
Changes in Benefit Obligation:				
Net benefit obligation at beginning of year	$ 14,939	$ 18,793	$ 12,246	$ 18,784
Service cost	18	238	28	321
Interest cost	743	1,292	1,072	1,165
Impact of plan amendments	—	—	—	—
Foreign currency exchange rates	—	(237)	—	(529)
Actuarial loss	(252)	(157)	7,767	51
Divestiture	—	—	—	—
Curtailment	—	—	—	—
Settlement	—	—	—	—
Special termination benefits	—	—	—	—
Gross benefits paid	(3,202)	(1,145)	(2,190)	(1,068)
Net benefit obligation at end of year	$ 12,246	$ 18,784	$ 18,923	$ 18,724
Changes in Plan Assets:				
Fair value of plan assets at beginning of year	$ —	$ —	$ —	$ —
Actual return on plan assets	—	—	—	—
Foreign currency exchange rate changes	—	—	—	—
Employer contributions	3,202	1,145	2,190	1,068
Settlement	—	—	—	—
Gross benefits paid	(3,202)	(1,145)	(2,190)	(1,068)
Fair value of plan assets at end of year	$ —	$ —	$ —	$ —
Reconciliation of funded status:				
Funded status at end of year	$(12,246)	$(18,784)	$(18,923)	$(18,724)
Unrecognized net transition asset	—	—	—	—
Unrecognized prior service cost	(31,366)	(4,165)	—	—
Unrecognized net actuarial loss	34,559	6,253	—	—
Net amount recognized at end of year	$ (9,053)	$(16,696)	$(18,923)	$(18,724)
Amounts recognized in the statement of financial position:				
Non-current assets	$ —	$ —	$ —	$ —
Current liabilities	—	—	(1,922)	(1,210)
Non-current liabilities	(9,053)	(16,696)	(17,001)	(17,514)
Accumulated other comprehensive loss	—	—	—	—
Net amount recognized	$ (9,053)	$(16,696)	$(18,923)	$(18,724)

Amounts recognized in accumulated other comprehensive loss:

	2006	
	U.S.	Foreign
	(Dollars in thousands)	
Initial net asset (obligations)	$ —	$ —
Prior service credit	12,072	3,904
Net gain (loss)	(38,383)	(5,948)
Accumulated other comprehensive income (loss)	(26,311)	(2,044)
Prepaid (unfunded accrued) pension cost	7,388	(16,680)
Net amount recognized in the statement of financial position	$(18,923)	$(18,724)

We annually re-evaluate assumptions and estimates used in projecting the postretirement liabilities and expenses. These assumptions and estimates may affect the carrying value of postretirement plan liabilities and expenses in our Consolidated Financial Statements. Assumptions used to determine net postretirement benefit costs and postretirement projected benefit obligation are set forth in the following table:

	Postretirement Benefit Obligations At December 31,	
	2005	2006
Weighted average assumptions to determine benefit obligations:		
Discount rate	6.07%	6.17%
Health care cost trend on covered charges:		
Initial	8.23%	5.76%
Ultimate	5.77%	4.79%
Years to ultimate	8	7

	Postretirement Benefit Costs At December 31,	
	2005	2006
Weighted average assumptions to determine net cost:		
Discount rate	6.69%	6.07%
Health care cost trend on covered charges:		
Initial	7.81%	6.03%
Ultimate	5.62%	4.61%
Years to ultimate	7	8

For 2004, 2005 and 2006, as a result of certain amendments to our U.S. postretirement benefits, health care cost trend rates have no material effect on the amounts reported for net postretirement benefits.

Discount rates are set for each plan in reference to the yields available on AA-rated corporate bonds of appropriate currency and duration. The appropriate discount rate is derived by developing an AA-rated corporate bond yield curve in each currency. The discount rate for a given plan is the rate implied by the yield curve for the duration of that plan's liabilities. In certain countries, where little public information is available on which to base discount rate assumptions, the discount rate is based on government bond yields or other indices and approximate adjustments to allow for the differences in weighted durations for the specific plans and/or allowance for assumed credit spreads between government and AA-rated corporate bonds.

The following table represents projected future postretirement cash flow by year:

	U.S.	Foreign
	(Dollars in thousands)	
Expected contributions in 2007:		
Expected employer contributions	$ 1,922	$1,210
Expected employee contributions	—	—
Estimated future benefit payments reflecting expected future service for the fiscal years ending December 31:		
2007	1,922	1,210
2008	1,983	1,260
2009	1,980	1,311
2010	1,970	1,377
2011	1,963	1,446
2012-2016	9,786	8,562

Other Non-Qualified Benefit Plans

Since January 1, 1995, we have established various unfunded, non-qualified supplemental retirement and deferred compensation plans for certain eligible employees. We established benefits protection trusts (collectively, the "**Trust**") to partially provide for the benefits of employees participating in these plans. At December 31, 2005 and December 31, 2006, the Trust had assets of approximately $0.9 million and $1.2 million, respectively, which are included in other assets on the Consolidated Balance Sheets. These assets include 426,400 shares of common stock that we contributed to the Trust in March 2001. These shares, if later sold, could be used for partial funding of our future obligations under certain of our compensation and benefit plans. The shares held in Trust are not considered outstanding for purposes of calculating earnings per share until they are committed to be sold or otherwise used for funding purposes.

Savings Plan

Our employee savings plan provides eligible employees the opportunity for long-term savings and investment. On January 1, 2002, the plan was revised to allow employees to contribute up to 5% of pay as a basic contribution and an additional 45% of pay as supplemental contribution. For 2004, 2005, and 2006 we contributed on behalf of each participating employee, in units of a fund that invests entirely in our common stock, 100% on the first 3% contributed by the employee and 50% on the next 2% contributed by the employee. We contributed 301,194 shares in 2005, resulting in expense of $1.6 million and 309,454 shares in 2006, resulting in an expense of $1.8 million.

(12) RESTRUCTURING AND IMPAIRMENT CHARGES

At December 31, 2006, the outstanding balance of our restructuring reserve was $7.9 million. We expect the majority of the remaining payments to be paid by the end of 2007. The components of the balance at December 31, 2006 consisted primarily of:

Graphite Electrode

- $2.2 million related to the rationalization of our graphite electrode facilities in France;
- $3.4 million related to the closure of our graphite electrode manufacturing operations in Caserta, Italy; and
- $0.8 million related to the phase out of our graphite electrode machining operations in Clarksville, Tennessee.

Other Businesses

- $0.9 million related to the shutdown of our carbon electrode production operations at our Columbia, Tennessee facility.
- $0.3 million related to the relocation of our corporate headquarters from Wilmington, Delaware to Parma, Ohio, including lease payments on our former Corporate Headquarters and severance expenses for former employees.

In 2004, we recorded a net restructuring benefit of $0.5 million, comprised primarily of the following:

- a $2.5 million net benefit associated with the closure of our graphite electrode manufacturing operations in Caserta, Italy (consisting of a reduction in cost estimate, partially offset by the completion of further severance agreements for employees terminated in connection with the closure), offset by
- a $1.3 million charge relating primarily to severance programs and related benefits associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom; and
- a $0.6 million charge associated primarily with changes in estimates related to U.S. voluntary and selective severance programs.

In 2005, we recorded a net restructuring charge of $9.5 million, comprised primarily of the following:

- a $5.9 million charge associated with the rationalization of our graphite electrode facilities, including those in Brazil, France, and Russia;
- a $3.2 million charge associated with the closure of our graphite electrode manufacturing operations at Caserta, Italy;
- a $0.5 million charge primarily associated with the relocation of our Corporate Headquarters from Wilmington, Delaware to Parma, Ohio;
- an $0.8 million charge associated with the phase out of our graphite electrode machining operations in Clarksville,

Tennessee, scheduled for completion in the third quarter of 2006, and the closure of our administrative offices in Clarksville, scheduled for completion at the end of the first quarter of 2006; and

- a $0.4 million charge associated with the closure of our advanced graphite machining operations in Sheffield, United Kingdom; offset by
- a $1.3 million benefit associated with a change in estimate pertaining to the closure of certain graphite electrode manufacturing operations.

In 2006, we recorded a net restructuring charge of $10.0 million, comprised primarily of the following:

- $3.1 million for severance and related costs to the rationalization of our graphite electrode facilities in France and Russia.
- $1.8 million for severance and costs related to the closure of our graphite electrode manufacturing operations in Caserta, Italy.
- $2.7 million for severance and costs related to the shutdown of our carbon electrode production operations at our Columbia, Tennessee facility.
- $1.4 million for severance and other closure costs associated with our former corporate headquarters.
- $0.6 million for severance and costs related to the closure of our graphite electrode machining and warehousing operations in Clarksville, Tennessee.

We expect to incur additional restructuring charges of about $1.1 million through 2007 primarily for severance and related costs of existing restructuring activities.

The restructuring accrual is included in other accrued liabilities and other long-term obligations on the Consolidated Balance Sheets. The following table summarizes activity relating to the accrual:

	Severance and Related Costs	Plant Shutdown and Related Costs	Total
	(Dollars in thousands)		
Balance at December 31, 2004	$ 5,547	$ 3,305	$ 8,852
Restructuring charges	10,880	474	11,354*
Change in estimates	(260)	(1,365)	(1,625)
Payments and settlements	(4,999)	(1,671)	(6,670)
Effect of change in currency exchange rates	(435)	51	(384)
Balance at December 31, 2005	$ 10,733	$ 794	$ 11,527
Restructuring charges	7,097	2,385	9,482
Change in estimates	474	—	474
Payments and settlements	(12,089)	(2,752)	(14,841)
Effect of change in currency exchange rates	1,200	31	1,231
Balance at December 31, 2006	$ 7,415	$ 458	$ 7,873

* Includes restructuring charges of $0.2 million related to our cathodes operations.

In the first quarter of 2006, we abandoned long-lived fixed assets associated with costs capitalized for our enterprise resource planning system implementations due to an indefinite delay in the implementation of the remaining facilities. As a result, we recorded a $6.6 million loss, including the write off of capitalized interest, in accordance with SFAS No. 144, *"Accounting For the Impairment and Disposal of Long-Lived Assets."* Additionally, we recorded a $1.4 million impairment loss to adjust the carrying value of the assets in Switzerland to the estimated fair value less estimated selling costs. In the third quarter of 2006, we sold the long-lived assets at our Etoy, Switzerland facility for $7.1 million.

In the second quarter of 2006, we abandoned certain long-lived fixed assets associated with the accelerated closing of our carbon electrode facility in Columbia, Tennessee due to changes in our initial plan of restructuring the facility. As a result, we recorded a $0.6 million impairment loss in accordance with SFAS No. 144. Also in the second quarter, management established a plan to sell our subsidiary in Vyazma, Russia. We have classified these assets and related liabilities as held for sale in the Consolidated Balance Sheet in accordance with SFAS No. 144.

In the fourth quarter of 2006, we abandoned certain fixed assets related to our graphite electrode operations. As a result, we recorded a $1.7 million loss in association with SFAS No. 144.

(13) MANAGEMENT COMPENSATION AND INCENTIVE PLANS

Stock-Based Compensation

We have historically maintained several stock incentive plans. The plans permitted options, restricted stock and other awards to be granted to employees and, in certain cases, also to non-employee directors. At December 31, 2006, the aggregate number of shares authorized under the plans since their initial adoption was 19,300,000.

Effective January 1, 2006, we adopted SFAS No. 123(R), which establishes accounting for stock-based awards exchanged for employee services, using the modified prospective transition method. Accordingly, stock-based compensation expense is measured at the grant date, based on the fair market value of the award and recognized over the requisite service period. Also, in accordance with the modified prospective transition method, our condensed Consolidated Financial Statements for the periods prior to the first quarter of 2006 have not been restated to reflect this adoption.

Stock-Based Compensation under SFAS 123(R)

For the twelve months ended December 31, 2006, we recognized $3.3 million in stock-based compensation expense. A majority of the expense, $2.6 million, was recorded as selling and administrative in the Consolidated Statement of Operations, with the remaining expense included as cost of sales and research and development.

As of December 31, 2006, the total compensation expense related to non-vested restricted stock and stock options not yet recognized was $6.4 million which will be recognized over the weighted average life of 1.92 years.

Accounting for Stock-Based Compensation

Restricted Stock. The fair value of restricted stock is based on the trading price of our common stock on the date of grant, less required adjustments to reflect dividends paid and expected forfeitures or cancellations of awards throughout the vesting period, which ranges between one and three years. The weighted average grant date fair value of restricted stock was approximately $5.30 and $6.29 per share for the twelve months ended December 31, 2005 and 2006.

Restricted stock activity under the plans for the twelve months ended December 31, 2006 was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2006	1,315,229	$5.29
Granted	861,000	6.29
Vested	(257,997)	6.29
Forfeited	(287,507)	5.59
Outstanding at December 31, 2006	1,630,725	$6.29

For the twelve months ended December 31, 2006, we granted 861,000 shares of restricted stock to certain directors, officers and employees at prices ranging from $4.71 to $7.82. Of these shares, 35,000 shares vest one year from the date of grant and 161,000 shares vest over a three-year period, with one-third of the shares vesting on the anniversary date of the grant in each of the next three years. Also, we authorized the grant of an aggregate of 665,000 shares of restricted stock to our employees of the company. All of the shares will cliff vest in February 2010, so long as the employee continues to be employed by GTI or its subsidiaries. If certain performance targets are met, the vesting of one-third of the grant will be accelerated in February of each of 2008, 2009, and 2010. Unvested shares granted to each employee (and not then previously forfeited) also vest upon the occurrence of a change in control of GrafTech (as defined in the Plan). Unvested shares will be forfeited upon termination of employment for any reason (including death, disability, retirement or lay-off).

Stock Options. Our stock option compensation expense calculated under the fair value method is recognized over the weighted average remaining vesting period of 0.77 years. The weighted-average fair value of options granted was $8.19 and $7.42 for the twelve months ended December 31, 2005 and 2006. The fair values of options granted are estimated on the date of grant using the Black-Scholes option-pricing model. We did not issue stock option awards in 2006. The weighted average assumptions used in our Black-Scholes option-pricing model for awards issued are as follows:

	For the Year Ended December 31, 2005
Dividend yield	0.0%
Expected volatility	72.0%
Risk-free interest rate	4.0%
Expected term in years	7 years

Dividend Yield. We do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Expected Volatility. We estimate the volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor we use is based on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate. We base the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Term In Years. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures.

Stock options outstanding under our plans at December 31, 2006 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Prices**	**Number Exercisable**	**Weighted-Average Exercise Prices**
	(Shares in thousands)			*(Shares in thousands)*	
Time vesting options:					
$2.83 to $11.10	6,082	3 Years	$ 7.53	5,984	$ 7.41
$11.60 to $19.06	2,223	2 Years	16.62	2,219	16.66
$22.81 to $29.22	93	2 Years	24.77	93	24.77
$30.59 to $40.44	785	1 Year	33.48	784	33.48
	9,183		12.13	9,080	12.17
Performance vesting options:	242	1 Year	7.60	242	7.60

Options granted, exercised, canceled and expired under our plans are summarized as follows:

	Shares	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
		(Shares in thousands)		
Time vesting options:				
Outstanding at January 1, 2006	10,583	$13.28		$
Granted at market price	—	—		
Exercised	—	—		
Forfeited/canceled	(595)	34.73		
Expired	(805)	10.45		
Outstanding at December 31, 2006	9,183	12.13	2.5 years	$1,316
Options exercisable at December 31, 2006	9,080	12.18	2.8 years	1,261
Weighted-average fair value of options granted during 2006 at market	—	—		
Performance vesting options:				
Outstanding at January 1, 2006	242	$ 7.60		
Granted	—	—		
Exercised	—	—		
Forfeited/canceled	—	—		
Outstanding at December 31, 2006	242	7.60	1 year	—
Exercisable at December 31, 2006	242	7.60	1 year	—

Pro Forma Information

Previously, we applied APB Opinion No. 25 and related Interpretations, as permitted by SFAS No. 123. Compensation expense associated with our restricted stock and stock options granted to non-employees was recorded in the Consolidated Statements of Operations and in the stockholders' deficit section of the Consolidated Balance Sheets based on the fair market value. However, no compensation expense was recognized for our time vesting options granted. If compensation expense for each of our stock-based compensation plans was determined by the fair value method prescribed by SFAS No. 123, our net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005
	(Dollars in thousands, except per share data)	
Net income (loss) as reported	$17,041	$(125,180)
Add: Total stock-based employee compensation expense, net of related tax effects included in the determination of net income as reported	—	1,814
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(368)	(1,890)
Proforma net income	$16,673	$(125,256)
Earnings per share:		
Basic – as reported	$ 0.18	$ (1.28)
Basic – pro forma	0.17	(1.28)
Diluted – as reported	0.17	(1.28)
Diluted – pro forma	0.17	(1.28)

Incentive Compensation Plans

We have a global incentive program for our worldwide salaried and hourly employees, the Incentive Compensation Program (the "**ICP**"). The ICP is based primarily on achieving cash flow targets and, to a lesser extent, strategic targets. The cost for the ICP was nominal in 2004 and 2005, and $23.3 million in 2006.

(14) CONTINGENCIES

Antitrust Investigations

Beginning in 1997, the United States Department of Justice ("DOJ") and other foreign antitrust authorities commenced investigations into alleged violations of the antitrust laws in connection with the sale of the graphite electrodes. These antitrust investigations have been resolved. Several of the investigations resulted in the imposition of fines against us which have been timely paid. At December 31, 2005 and December 31, 2006, respectively, $26.0 million and $5.4 million remained in the reserve for liabilities and expenses in connection with these antitrust investigations and related lawsuits and claims, which have also been resolved. In January 2007, we paid the last scheduled installment of the fine imposed by the DOJ.

Between 1999 and March 2002, we and other producers of graphite electrodes were served with four complaints commencing separate civil antitrust lawsuits in the United States District Court for the Eastern District of Pennsylvania. These lawsuits are called the "**foreign customer lawsuits.**" By agreement dated as of June 21, 2006, all defendants agreed to settle the lawsuit titled *Arbed, S.A., et al. v. Mitsubishi Corporation, et al.* In addition, definitive agreements were executed settling the three remaining foreign customer lawsuits titled, *Ferromin International Trade Corporation, et al. v. UCAR International Inc., et al., BHP New Zealand Ltd. et al. v. UCAR International Inc., et al.* and *Saudi Iron and Steel Company v. UCAR International Inc., et al.* In the second quarter of 2006, we recorded a $2.5 million charge for these settlements. In the 2006 third quarter, we made all payments related to the settlements.

Through December 31, 2006, we will have settled or obtained dismissal of all of the civil antitrust lawsuits (including class action lawsuits) previously pending against us, certain civil antitrust lawsuits threatened against us and certain possible civil antitrust claims against us arising out of alleged antitrust violations occurring prior to the date of the relevant settlements in connection with the sale of graphite electrodes, carbon electrodes and bulk graphite products. All payments due have been timely paid.

Environmental Matters

During 2006, we increased our reserve for environmentally related activities to be performed in connection with the closure and proposed sale of our Caserta, Italy facility by $1.7 million. The increase in the reserve relates primarily to activities for closing the on-site solid waste landfill earlier than originally anticipated.

Other Matters and Proceedings Against Us

We are involved in various other investigations, lawsuits, claims, demands, environmental compliance programs and other legal proceedings arising out of or incidental to the conduct of our business. While it is not possible to determine the ultimate disposition of each of these matters, we do not believe that their ultimate disposition will have a material adverse effect on our financial position, results of operations or cash flows.

Product Warranties

We generally sell products with a limited warranty. We accrue for known warranty claims if a loss is probable and can be reasonably estimated. We also accrue for estimated warranty claims incurred based on a historical claims charge analysis. Claims accrued but not yet paid amounted to $0.6 million at December 31, 2005 and $0.9 million at December 31, 2006. The following table presents the activity in this accrual for 2006:

	(Dollars in Thousands)
Balance at December 31, 2005	$ 610
Product warranty charges	2,025
Payments and settlements	(1,715)
Balance at December 31, 2006	$ 920

(15) INCOME TAXES

The following table summarizes the U.S. and non-U.S. components of income (loss) before provision for income taxes, minority interest and income from discontinued operations.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
U.S.	$(1,720)	$(43,891)	$ (49,824)
Non-U.S.	64,493	91,337	119,041
	$62,773	$ 47,446	$ 69,217

Total income taxes were allocated as set forth in the following table.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Income tax (benefit) expense from continuing operations	$45,317	$167,950	$27,085
Income tax (benefit) expense from discontinued operations	992	(2,137)	5,991
	$46,309	$165,813	$33,076

Income tax expense (benefit) attributable to income from continuing operations consists of the items set forth in the following table.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
U.S income taxes:			
Current	$ 1,968	$ —	$ 128
Deferred	27,996	155,575	(773)
	$29,964	$155,575	$ (645)
Non-U.S. income taxes:			
Current	$16,768	$ 13,131	$26,500
Deferred	(1,414)	(756)	1,230
	$15,354	$ 12,375	$27,730

We have an income tax exemption from the Brazilian government on income generated from graphite electrode production through 2016, respectively. The exemption did not reduce the net expense associated with income taxes for 2004 or 2006 due to an overall loss position in Brazil; however, the exemption reduced the net expense associated with income taxes by $0.5 million in 2005.

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from operations as set forth in the following table.

	For the Year Ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Tax at statutory U.S. federal rate	$21,971	$ 16,606	$24,226
Impact of U.S. special tax election for certain non-U.S entities to be included in the U.S. tax return	27,524	—	—
Tax return adjustments to estimated tax expense	—	(2,417)	56
Adjustments to deferred tax asset valuation allowance, net	(2,337)	153,079	3,704
Nondeductible expenses/(income) associated with antitrust investigations and related lawsuits and claims	(4,175)	—	578
State tax expense (benefit) (net of federal tax benefit)	(459)	714	1,287
Restructuring charges/(reversal) with no tax benefit	(863)	1,118	2,688
Impact of statutory tax rate changes	(911)	(2,391)	344
U.S. tax impact of foreign earnings, net of foreign tax credits	6,475	2,667	(5,641)
Non-U.S. tax exemptions, holidays and credits	(735)	(920)	(674)
Tax effect of permanent differences	586	781	1,630
Other	(1,759)	(1,287)	(1,113)
Total tax expense (benefit) from continuing operations	$45,317	$167,950	$27,085

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and December 31, 2006 are set forth in the following table.

	At December 31,	
	2005	2006
	(Dollars in thousands)	
Deferred tax assets:		
Fixed assets	$ 19,783	$ 17,504
Postretirement and other employee benefits	48,202	48,363
Foreign tax credit and other carryforwards	136,807	128,054
Provision for scheduled plant closings and other restructurings	7,356	2,329
Terminated hedge instruments	2,591	2,247
Capitalized research and experimental costs	9,304	9,072
Grants	2,807	2,691
Inventory Adjustments	8,951	9,229
Other	12,221	12,005
Total gross deferred tax assets	248,022	231,494
Less: valuation allowance	(208,393)	(200,471)
Total deferred tax assets	$ 39,629	$ 31,023
Deferred tax liabilities:		
Fixed assets	$ 60,937	$ 38,250
Inventory	6,160	4,086
Other	1,986	3,560
Total deferred tax liabilities	69,083	45,896
Net deferred tax asset/(liability)	$ (29,454)	$ (14,873)

Deferred income tax assets and liabilities are classified on a net current and non-current basis within each tax jurisdiction. Net deferred income tax assets are included in prepaid expenses and other current assets in the amount of $8.3 million at December 31, 2005 and $9.2 million at December 31, 2006 and separately stated as deferred income taxes in the amount of $12.1 million at December 31, 2005 and $6.3 million at December 31, 2006. Net deferred tax liabilities are included in accrued income and other taxes in the amount of $6.1 million at December 31, 2005 and $3.4 million at December 31, 2006 and separately stated as deferred income taxes in the amount of $43.7 million at December 31, 2005 and $27.0 million at December 31, 2006.

The change in the total valuation allowance for 2006 was a decrease of $7.9 million. Until we determine that it is more likely than not that we will generate sufficient U.S. taxable income to realize our deferred income tax assets, income tax benefits in the current period will be fully reserved.

We have total excess foreign tax credit carryforwards of $82.1 million at December 31, 2006. Of these tax credit carryforwards, $15.5 million expire in 2011, $36.7 million expire in 2012, $1.5 million expire in 2013, $0.1 million expire in 2014, $12.0 million expire in 2015 and $16.3 million expire in 2017 and beyond. In addition, we have federal, state and foreign net operating losses, on a gross tax effected basis, of $30.7 million. Of these tax loss carryforwards, $3.0 million expire in 2007, $3.2 million expire in 2008, $1.4 million expire in 2009, $1.0 million expire in 2010, $2.2 million expire in 2011, $0.4 million expire in 2012, $1.5 million expire in 2013, $1.3 million expire in 2014, $0.3 million expire in 2015 and $16.4 million expire in 2016 and beyond. Based upon the level of historical taxable income and projections for future taxable income over the periods during which these credits are utilizable, we believe it is more likely than not that we will realize the tax benefits of these deferred tax assets consisting of net operating losses, net of the corresponding valuation allowances that exist at December 31, 2006.

With the exception of our Swiss, South African, U.K. and French subsidiaries (the "check the box" entities), taxes have not been provided on undistributed earnings of foreign subsidiaries because our intention is to reinvest these undistributed earnings indefinitely. To the extent that our circumstances change or future earnings are repatriated, we will provide for income tax on the earnings of the affected foreign subsidiaries. We believe that any U.S. income tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

(16) EARNINGS PER SHARE

Basic and diluted EPS are calculated based upon the provisions of SFAS No. 128, "*Earnings Per Share,*" and EITF Issue No. 04-08, "*Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effects on Diluted Earnings Per Share,*" using the following data:

	2004	2005	2006
	(Dollars in thousands)		
Net income, as reported	$ 17,041	$ (125,180)	$ 91,334
Add: Interest on Debentures, net of tax benefit	—	—	4,279
Add: Amortization of Debentures issuance costs, net of tax benefit	—	—	1,049
Net income, as adjusted	$ 17,041	$ (125,180)	$ 96,662
Weighted average common shares outstanding for basic calculation	96,547,733	97,688,734	97,965,183
Add: Effect of stock options and restricted stock	1,602,204	—	616,333
Add: Effect of Debentures	—	—	13,570,560
Weighted average common shares outstanding for diluted calculation	98,149,937	97,688,734	112,152,076

Basic earnings per common share are calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus the additional common shares that would have been outstanding if potentially dilutive securities, including those underlying the Debentures, had been issued. As a result of the net loss reported for 2005, 276,161 of potential common shares underlying dilutive securities have been excluded from the calculation of diluted earnings (loss) per share because their effect would reduce the loss per share.

The calculation of weighted average common shares outstanding for the diluted calculation excludes consideration of stock options covering 4,094,348 shares in 2004, 9,809,780 shares in 2005, and 9,254,688 shares in 2006 because the exercise of these options would not have been dilutive for those periods due to the fact that the exercise prices were greater than the weighted average market price of our common stock for each of those periods.

The calculation of weighted average common shares outstanding for 2004 and 2005 diluted calculation also excludes the shares underlying the Debentures, as the effect would have been anti-dilutive.

(17) STOCKHOLDER RIGHTS PLAN

Effective August 7, 1998, GTI adopted a Stockholder Rights Plan (the "**Rights Plan**"). Under the Rights Plan, one preferred stock purchase right (a "**Right**") was distributed on September 21, 1998 to stockholders of record on August 20, 1998 as a dividend on each share of common stock outstanding on the record date. Each share of common stock issued after the record date is accompanied by a Right.

When a Right becomes exercisable, it entitles the holder to buy one one-thousandth of a share of a new series of preferred stock for $110. The Rights are subject to adjustment upon the occurrence of certain dilutive events. The Rights will become exercisable only when a person or group becomes the beneficial owner of 15% or more of the outstanding shares of common stock or 10 days after a person or group announce a tender offer to acquire beneficial ownership of 15% or more of the outstanding shares of common stock. No certificates representing the Rights will be issued, and the Rights are not transferable separately from the common stock, unless the Rights become exercisable.

Under certain circumstances, holders of Rights, except a person or group described above and certain related parties, will be entitled to purchase shares of common stock (or, in certain circumstances, other securities or assets) at 50% of the price at which the common stock traded prior to the acquisition or announcement (or 50% of the value of such other securities or assets). In addition, if GTI is acquired after the Rights become exercisable the Rights will entitle those holders to buy the acquiring company's common shares at a similar discount.

GTI is entitled to redeem the Rights for one cent per Right prior to the time when the Rights become exercisable. If not redeemed, the Rights will expire on August 7, 2008.

The preferred stock issuable upon exercise of Rights consists of Series A Junior Participating Preferred Stock, par value $.01 per share, of GTI. In general, each share of that preferred stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $10.00 per share or 1,000 times the quarterly dividend declared on the common stock, will be entitled to a liquidation preference of $110,000 and will have 1,000 votes, voting together with the common stock.

(18) FINANCIAL INFORMATION ABOUT THE ISSUER, THE GUARANTORS AND THE SUBSIDIARIES WHOSE SECURITIES SECURE THE SENIOR NOTES, THE DEBENTURES AND RELATED GUARANTEES

On February 15, 2002, GrafTech Finance ("**Finco**"), a direct subsidiary of GTI (the "**Parent**"), issued $400.0 million aggregate principal amount of Senior Notes and, on May 6, 2002, $150.0 million aggregate principal amount of additional Senior Notes. All of the Senior Notes have been issued under a single Indenture and constitute a single class of debt securities. The Senior Notes mature on February 15, 2012. The Senior Notes have been guaranteed on a senior basis by the Parent and the following wholly-owned direct and indirect subsidiaries of the Parent: GrafTech Global, UCAR Carbon, UCAR International Trading Inc., UCAR Carbon Technology LLC, and UCAR Holdings V Inc. ("**Holdings V**"). The Parent, Finco and these subsidiaries together hold a substantial majority of our U.S. assets. Holdings V have no material assets or operations, and have been dissolved.

On January 22, 2004, the Parent issued $225.0 million aggregate principal amount of Debentures. The guarantors of the Debentures are the same as the guarantors of the Senior Notes, except for the Parent (which is the issuer of the Debentures but a guarantor of the Senior Notes) and Finco (which is a guarantor of the Debentures but the issuer of the Senior Notes). The Parent and Finco are both obligors on the Senior Notes and the Debentures, although in different capacities.

The guarantors of the Senior Notes and the Debentures, solely in their respective capacities as such, are collectively called the "**U.S. Guarantors**." Our other subsidiaries, which are not guarantors of either the Senior Notes or the Debentures, are called the "**Non-Guarantors.**"

All of the guarantees are unsecured, except that the guarantee of the Senior Notes by UCAR Carbon has been secured by a junior pledge of all of the shares of capital stock (constituting 97.5% of the outstanding shares of capital stock) of AET held by UCAR Carbon (called the "**AET Pledged Stock**"), subject to the limitation that in no event will the value of the pledged portion of the AET Pledged Stock exceed 19.99% of the principal amount of the then outstanding Senior Notes. All of the guarantees are full, unconditional and joint and several. Finco and each of the other U.S. Guarantors (other than the Parent) are 100% owned, directly or indirectly, by the Parent. All of the guarantees of the Senior Notes continue until the Senior Notes have been paid in full, and payment under such guarantees could be required immediately upon the occurrence of an event of default under the Senior Notes. All of the guarantees of the Debentures continue until the Debentures have been paid in full, and payment under such guarantees could be required immediately upon the occurrence of an event of default under the Debentures. If a guarantor makes a payment under its guarantee of the Senior Notes or the Debentures, it would have the right under certain circumstances to seek contribution from the other guarantors of the Senior Notes or the Debentures, respectively.

Provisions in the Revolving Facility restrict the payment of dividends by our subsidiaries to the Parent. At December 31, 2006, retained earnings of our subsidiaries subject to such restrictions were approximately $1,000 million. Investments in subsidiaries are recorded on the equity basis.

The following table sets forth condensed consolidating balance sheets at December 31, 2005 and December 31, 2006 and condensed consolidating statements of operations and cash flows for each of the years in the three-year period ended December 31, 2006 of the Parent, Finco, all other U.S. Guarantors and the Non-Guarantors.

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Balance Sheet
at December 31, 2005

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
ASSETS						
Current assets:						
Cash and cash equivalents	$ 143	$ —	$ 36	$ 5,877	$ (88)	$ 5,968
Intercompany loans	51,315	166,292	—	108,716	(326,323)	—
Intercompany accounts receivable	—	2,676	27,689	31,079	(61,444)	—
Accounts receivable – third party	—	—	36,569	148,011	—	184,580
Accounts and notes receivable, net	51,315	168,968	64,258	287,806	(387,767)	184,580
Inventories	—	—	59,975	195,108	(45)	255,038
Prepaid expenses and other current assets	7	16,431	1,793	12,287	(16,417)	14,101
Total current assets	51,465	185,399	126,062	501,078	(404,317)	459,687
Property, plant and equipment, net	—	—	46,586	320,096	(4,485)	362,197
Deferred income taxes	—	—	8,980	4,067	(944)	12,103
Intercompany loans	—	506,887	—	—	(506,887)	—
Investments in affiliates	—	—	—	—	—	—
Goodwill	—	—	—	20,319	—	20,319
Other assets	5,359	16,860	3,426	6,869	—	32,514
Total assets	$ 56,824	$709,146	$ 185,054	$852,429	$(916,633)	$ 886,820
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities:						
Accounts payable	$ 1,836	$ 17,242	$ 12,392	$ 60,810	$ (88)	$ 92,192
Intercompany loans	—	109,284	217,009	61,655	(387,948)	—
Third party loans	—	—	—	405	—	405
Short-term debt	—	109,284	217,009	62,060	(387,948)	405
Accrued income and other taxes	1,939	—	20,963	18,341	(16,417)	24,826
Other accrued liabilities	—	—	34,644	62,346	—	96,990
Total current liabilities	3,775	126,526	285,008	203,557	(404,453)	214,413
Long-term debt	220,290	482,481	—	972	—	703,743
Intercompany loans	—	—	—	506,903	(506,903)	—
Other long-term obligations	1,284	37	59,051	47,332	—	107,704
Payable to equity of investees	41,045	—	(526,601)	—	485,556	—
Deferred income taxes	7	—	—	44,606	(944)	43,669
Commitments and contingencies	—	—	—	—	—	—
Minority stockholders' equity in consolidated entities	—	—	—	26,868	—	26,868
Stockholders' equity (deficit)	(209,577)	100,102	367,596	22,191	(489,889)	(209,577)
Total liabilities and stockholders' deficit	$ 56,824	$709,146	$ 185,054	$852,429	$(916,633)	$ 886,820

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Balance Sheet at December 31, 2006

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
ASSETS						
Current assets:						
Cash and cash equivalents	$ 151	$125,161	$ —	$ 24,335	$ (130)	$ 149,517
Intercompany loans	67,402	190,976	—	328,602	(586,980)	—
Intercompany accounts receivable	—	12,071	38,065	17,939	(68,075)	—
Accounts receivable – third party	—	130	23,376	143,022	—	166,528
Accounts and notes receivable, net	67,402	203,177	61,441	489,563	(655,055)	166,528
Inventories	—	—	51,220	187,948	(39)	239,129
Prepaid expenses and other current assets	—	16,430	1,444	18,417	(22,220)	14,071
Total current assets	67,553	344,768	114,105	720,263	(677,444)	569,245
Property, plant and equipment, net	—	—	43,567	250,834	(4,648)	289,753
Deferred income taxes	—	—	9,100	6,326	(9,100)	6,326
Intercompany loans	—	542,973	—	—	(542,973)	—
Investments in affiliates	—	—	—	—	—	—
Goodwill	—	—	—	9,822	—	9,822
Other assets	4,288	14,229	2,540	8,196	—	29,253
Assets held for sale	—	—	—	1,802	—	1,802
Total assets	$ 71,841	$901,970	$ 169,312	$997,243	$(1,234,165)	$ 906,201
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities:						
Accounts payable	$	$	$ 7,791	$ 54,303	$ —	$ 62,094
Interest payable	1,676	17,195	—	1	—	18,872
Intercompany loans	—	330,540	242,132	82,487	(655,159)	—
Third party loans	—	—	—	458	—	458
Short-term debt	—	330,540	242,132	82,945	(655,159)	458
Accrued income and other taxes	1,939	—	27,309	34,065	(22,214)	41,099
Other accrued liabilities	—	184	30,160	67,724	—	98,068
Total current liabilities	3,615	347,919	307,392	239,038	(677,373)	220,591
Long-term debt	222,234	442,317	—	849	—	665,400
Intercompany loans	—	—	—	542,972	(542,972)	—
Other long-term obligations	—	—	56,101	47,307	—	103,408
Payable to equity of investees	(40,088)	—	(593,631)	—	633,719	—
Deferred income taxes	—	—	—	36,098	(9,098)	27,000
Minority stockholders' equity in consolidated entities	—	—	—	3,722	—	3,722
Stockholders' equity (deficit)	(113,920)	111,734	399,450	127,257	(638,441)	(113,920)
Total liabilities and stockholders' deficit	$ 71,841	$901,970	$ 169,312	$997,243	$(1,234,165)	$ 906,201

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Operations for the Year Ended December 31, 2004

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$ —	$261,000	$651,000	$(170,000)	$742,000
Cost of sales	—	—	202,000	489,000	(138,000)	553,000
Gross profit	—	—	59,000	162,000	(32,000)	189,000
Research and development	—	—	3,000	3,000	—	6,000
Selling, administrative and other expenses	—	—	41,000	67,000	(27,000)	81,000
Restructuring charge	—	—	1,000	(1,000)	—	—
Antitrust investigations and related lawsuits and claims	—	—	(11,000)	—	—	(11,000)
Other (income) expense, net	5,000	—	7,000	8,000	—	20,000
Interest expense	29,000	43,000	20,000	15,000	(75,000)	32,000
Interest income	(9,000)	(41,000)	(25,000)	(1,000)	75,000	(1,000)
Income (loss) from continuing operations before provision for (benefit from) income taxes and minority stockholders' share of income	(25,000)	(2,000)	23,000	71,000	(5,000)	62,000
Provision for (benefit from) income taxes	27,000	(11,000)	10,000	18,000	1,000	45,000
Minority stockholders' share of income	—	—	—	—	—	—
Income (loss) from continuing operations	(52,000)	9,000	13,000	53,000	(6,000)	17,000
Income from discontinued operations, net of tax	—	—	—	—	—	—
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	—
Equity in earnings of subsidiaries	(75,000)	—	(53,000)	—	128,000	—
Net income (loss)	$ 23,000	$ 9,000	$ 66,000	$ 53,000	$(134,000)	$ 17,000

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Operations for the year ended December 31, 2005

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$ —	$264,104	$688,507	$(179,583)	$ 773,028
Cost of sales	—	—	204,654	517,517	(168,356)	553,815
Gross profit	—	—	59,450	170,990	(11,227)	219,213
Research and development	—	—	3,206	4,199	—	7,405
Selling, administrative and other expenses	1,814	236	40,130	77,512	(30,304)	89,388
Restructuring charges	69	—	1,864	7,611	—	9,544
Impairment loss on long-lived and other assets	—	—	2,904	—	—	2,904
Antitrust investigations and related lawsuits and claims	—	—	—	—	—	—
Other (income) expense, net	(2,770)	(5,412)	1,027	(2,261)	29,354	19,938
Interest expense	5,262	47,685	4,797	15,118	(29,180)	43,682
Interest income	—	(37)	—	(1,057)	—	(1,094)
Income (loss) before provision for (benefit from) income taxes and minority stockholders' share of income	(4,375)	(42,472)	5,522	69,868	18,903	47,446
Provision for (benefit from) income taxes	74,514	(3,164)	84,571	11,970	59	167,950
Minority stockholders' share of income (loss)	—	—	—	37	—	37
Income (loss) from continuing operations	(78,889)	(39,308)	(79,049)	57,861	18,844	(120,541)
Income (loss) from discontinued operations, net of tax				(4,639)		(4,639)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	—
Deficit (equity) in earnings of subsidiaries	65,135	—	(53,222)	—	(11,913)	—
Net income (loss)	$(144,024)	$(39,308)	$ (25,827)	$ 53,222	$ 30,757	$(125,180)

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Operations for the year ended December 31, 2006

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$ —	$275,619	$770,455	$(190,641)	$855,433
Cost of sales	—	37	220,007	555,858	(169,817)	606,085
Gross profit	—	(37)	55,612	214,597	(20,824)	249,348
Research and development	—	—	5,918	4,640	—	10,558
Selling, administrative and other expenses	—	54	52,545	86,788	(34,235)	105,152
Restructuring charges	19	—	5,042	4,895	—	9,956
Impairment loss on long-lived and other assets	—	—	7,404	3,060	—	10,464
Antitrust investigations and related lawsuits and claims	—	—	2,513	—	—	2,513
Other (income) expense, net	17	(52,786)	4,816	(6,521)	50,395	(4,079)
Interest expense	4,693	55,634	10,055	30,414	(54,272)	46,524
Interest income	—	(387)	(4)	(566)	—	(957)
Operating Expenses	4,729	2,515	88,289	122,710	(38,112)	180,131
Income (loss) from continuing operations before provision for (benefit from) income taxes and minority stockholders' share of income (loss)	(4,729)	(2,552)	(32,677)	91,887	17,288	69,217
Provision for (benefit from) income taxes	6,049	1,133	(9,022)	28,908	17	27,085
Income (loss) from continuing operations before minority interest	(10,778)	(3,685)	(23,655)	62,979	17,271	42,132
Minority stockholders' share of income (loss)	—	—	—	(268)	—	(268)
Income (loss) from continuing operations	(10,778)	(3,685)	(23,655)	63,247	17,271	42,400
Income (loss) from discontinued operations, (including gain from sale of discontinued operations), net of tax	20,031	—	4,462	24,441	—	48,934
Equity (Deficit) in earnings of subsidiaries	59,349	—	87,690	—	(147,039)	—
Net income (loss)	$ 68,602	$ (3,685)	$ 68,497	$ 87,688	$(129,768)	$ 91,334

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2004

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Cash flow from operating activities:						
Net Income (loss)	$ 23,000	$ 9,000	$ 66,000	$ 53,000	$(134,000)	$ 17,000
Adjustment to reconcile net income (loss) to cash provided by operations:						
Depreciation and amortization	—	—	3,000	32,000	—	35,000
Deferred income taxes	23,000	(13,000)	10,000	(2,000)	8,000	26,000
Antitrust investigations and related lawsuits and claims	—	—	1,000	—	—	1,000
Restructuring charge	—	—	1,000	(1,000)	—	—
Adjustment from cost to equity	(75,000)	—	(53,000)	—	128,000	—
Loss on exchange of common stock for Senior Notes	5,000	—	—	—	—	5,000
Interest expense	—	(2,000)	—	—	—	(2,000)
Post retirement plan changes	—	—	(10,000)	—	—	(10,000)
Gain of sale of assets	—	—	—	(3,000)	—	(3,000)
Fair value adjustments on interest rate caps	—	4,000	—	—	—	4,000
Other charges, net	1,000	(4,000)	—	4,000	—	1,000
(Increase) decrease in working capital	(62,000)	(1,000)	(253,000)	(70,000)	219,000	(167,000)
Long term assets and liabilities	(6,000)	19,000	(46,000)	4,000	(9,000)	(38,000)
Net cash used in operating activities	(91,000)	12,000	(281,000)	17,000	212,000	(131,000)
Cash flow from investing activities:						
Intercompany Investments	(141,000)	45,000	299,000	9,000	(212,000)	—
Capital expenditures	—	—	(17,000)	(42,000)	—	(59,000)
Patent capitalization	—	—	—	—	—	—
Purchase of derivative investments	—	(3,000)	—	—	—	(3,000)
Sale of derivative investments	—	—	—	—	—	—
Proceeds from sales of assets	—	—	—	6,000	—	6,000
Net cash used in investing activities	(141,000)	42,000	282,000	(27,000)	(212,000)	(56,000)
Cash flow from financing activities:						
Short-term debt borrowings (reductions), net	—	—	—	(1,000)	—	(1,000)
Revolving Facility borrowings	—	—	—	—	—	—
Revolving Facility payments	—	—	—	—	—	—
Long-term debt borrowings	225,000	—	—	—	—	225,000
Long-term debt reductions	—	(44,000)	—	—	—	(44,000)
Proceeds from exercise of stock options	7,000	—	—	—	—	7,000
Financing costs	—	(8,000)	—	—	—	(8,000)
Premium on repurchase of Senior Notes	—	(3,000)	—	—	—	(3,000)
Net cash provided by financing activities	232,000	(55,000)	—	(1,000)	—	176,000
Net increase (decrease) in cash and cash equivalents:	—	(1,000)	1,000	(11,000)	—	(11,000)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1,000	—	1,000
Cash and cash equivalents at beginning of period	—	13,000	—	21,000	—	34,000
Cash and cash equivalents at end of period	$ —	$ 12,000	$ 1,000	$ 11,000	$ —	$ 24,000

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2005

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Cash flow from operating activities:						
Net Income (loss)	$(78,889)	$ (39,308)	$ (79,049)	$ 53,223	$ 18,843	$(125,180)
Adjustment to reconcile net income (loss) to net cash (used in) provided by operations:						
Depreciation and amortization	—	—	4,055	31,408	1,463	36,926
Deferred income taxes	74,514	(3,164)	84,572	(1,099)	(4)	154,819
Adjustment from cost to equity	(65,134)	—	53,223	—	11,911	—
Antitrust investigations and related lawsuits and claims	—	—	(119)	—	—	(119)
Interest expense	1,957	591	(952)	—	—	1,596
Restructuring charges	—	—	1,327	8,402	—	9,729
Impairment loss on long-lived and other assets	—	—	2,904	—	—	2,904
Gain on sale of assets	—	—	(801)	53	—	(748)
Fair value adjustment on Debenture redemption make whole option	(2,702)	—	—	—	—	(2,702)
Fair value adjustments on interest rate caps	—	652	—	—	—	652
Post retirement plan changes	—	—	(15,626)	1,626	—	(14,000)
Other (credits) charges, net	53,250	1,852	(105,522)	81,231	(13,989)	16,822
(Increase) decrease in working capital	15,031	(34,555)	12,761	(32,714)	(22,310)	(61,787)
Long term assets and liabilities	—	—	(5,270)	(5,653)	—	(10,923)
Net cash used in operating activities	(1,973)	(73,932)	(48,497)	136,477	(4,086)	7,989
Cash flow from investing activities:						
Intercompany loans receivable/payable	3,485	1,339	7,950	(12,030)	(744)	—
Intercompany debt, net	(1,369)	39,220	46,549	(89,075)	4,675	—
Capital expenditures	—	—	(8,253)	(39,885)	67	(48,071)
Cost of sale of interest rate swaps	—	(14,800)	—	—	—	(14,800)
Proceeds from sale of assets	—	—	720	654	—	1,374
Patent capitalization	—	—	(374)	(423)	—	(797)
Sale (purchase) of derivative investments	—	1,913	—	—	—	1,913
Net cash used in investing activities	2,116	27,672	46,592	(140,759)	3,998	(60,381)
Cash flow from financing activities:						
Short-term debt borrowings (reductions), net	—	—	1,924	(43)	—	1881
Revolving Facility borrowings	—	171,138	—	—	—	171,138
Revolving Facility reductions	—	(131,562)	—	—	—	(131,562)
Long-term debt borrowings	—	—	—	306	—	306
Long-term debt reductions	—	—	—	(338)	—	(338)
Financing costs	—	(5,241)	—	—	—	(5,241)
Net cash provided by financing activities	—	34,335	1,924	(75)	—	36,184
Net increase (decrease) in cash and cash equivalents	143	(11,925)	19	(4,357)	(88)	(16,208)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(1,308)	—	(1,308)
Cash and cash equivalents at beginning of period	—	11,925	17	11,542	—	23,484
Cash and cash equivalents at end of period	$ 143	$ —	$ 36	$ 5,877	$ (88)	$ 5,968

GRAFTECH INTERNATIONAL LTD. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2006

	Parent (Issuer of Debentures and Guarantor of Senior Notes)	Finco (Issuer of Senior Notes and Guarantor of Debentures)	All Other U.S. Guarantors	Non-Guarantors	Consolidation/ Eliminations	Consolidated
			(Dollars in thousands)			
Cash flow from operating activities:						
Net Income (loss)	$ 68,602	$ (3,685)	$ 68,497	$ 87,688	$(129,768)	$ 91,334
Adjustment to reconcile net income (loss) to net cash (used in) provided by operations:						
(Income) loss from discontinued operations (including gain from the sale of discontinued operations of $58,631 in 2006), net of tax	(20,031)	—	(4,462)	(24,441)	—	(48,934)
Depreciation and amortization	—	—	4,379	34,245	—	39,124
Deferred income taxes	—	1,134	950	(627)	—	1,457
Antitrust investigations and related lawsuits and claims	—	—	258	—	—	258
Restructuring charges	19	—	5,042	4,895	—	9,956
Impairment loss on long-lived and other assets	—	—	7,579	2,885	—	10,464
Interest expense	830	2,366	(532)	—	—	2,664
Post retirement plan changes	—	—	(13,822)	1,023	—	(12,799)
Gain on sale of assets	—	—	(2,717)	(1,257)	—	(3,974)
Fair value adjustment on Debenture redemption make whole option	—	—	—	—	—	—
Fair value adjustments on interest rate caps	—	—	—	—	—	—
Other (credits) charges, net	(48,415)	13,344	(87,708)	382	129,668	7,271
(Increase) decrease in working capital	(160)	(89)	575	(24,197)	(36)	(23,907)
Long term assets and liabilities	—	—	(1,259)	(7,474)	—	(8,733)
Net cash used in operating activities	845	13,070	(22,720)	73,122	(136)	64,181
Cash flow from investing activities:						
Intercompany loans receivable/payable/debt	(16,087)	151,091	14,747	(149,845)	94	—
Capital expenditures	—	—	(9,669)	(36,366)	—	(46,035)
Patent capitalization	—	—	(334)	(541)	—	(875)
Cost of sale of interest rate swaps	—	—	—	—	—	—
Purchase of derivative investments	—	—	—	(266)	—	(266)
Proceeds from sale of assets	15,000	—	17,717	132,997	—	165,714
Net cash used in investing activities	(1,087)	151,091	22,461	(54,021)	94	118,538
Cash flow from financing activities:						
Short-term debt borrowings (reductions), net	—	—	223	(995)	—	(772)
Revolving Facility borrowings	—	510,042	—	—	—	510,042
Revolving Facility reductions	—	(549,042)	—	(46)	—	(549,088)
Proceeds from exercise of stock options	462	—	—	—	—	462
Purchase of treasury shares	(212)	—	—	—	—	(212)
Net cash provided by financing activities	250	(39,000)	223	(1,041)	-	(39,568)
Net increase (decrease) in cash and cash equivalents	8	125,161	(36)	18,060	(42)	143,151
Effect of exchange rate changes on cash and cash equivalents	—	—	—	398	—	398
Cash and cash equivalents at beginning of period	143	—	36	5,877	(88)	5,968
Cash and cash equivalents at end of period	$ 151	$ 125,161	$ —	$ 24,335	$ (130)	$ 149,517

Unsecured intercompany term notes and unsecured guarantees of those unsecured intercompany term notes by certain of our foreign subsidiaries have been pledged by GrafTech Finance to secure the Senior Notes, subject to the limitation that at no time will the combined value of the pledged portion of any foreign subsidiary's unsecured intercompany term note and unsecured guarantee of unsecured intercompany term notes issued by other foreign subsidiaries exceed 19.99% of the principal amount of the then outstanding Senior Notes. In addition, the guarantee of the Senior Notes by UCAR Carbon has been secured by a pledge of all of the AET Pledged Stock, subject to the limitation that at no time will the value of the pledged portion of the AET Pledged Stock exceed 19.99% of the principal amounts of the then outstanding Senior Notes.

Rule 3-16 of Regulation S-X adopted by the SEC provides that, for each of the registrant's affiliates whose securities constitute a "substantial" portion of the collateral for registered securities, financial statements (that would be required to be filed if the affiliate were a registrant) must be filed with an annual report on Form 10-K. Under Rule 3-16(b), securities of a person will be deemed to constitute a "substantial" portion of the collateral if the aggregate principal amount, par value, or book value of securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20% or more of the principal amount of the registered securities. In this case, the pledges of the AET Pledged Stock and the unsecured intercompany term notes and related guarantees have been limited such that they will never be more than 19.99% of the principal amount of the then outstanding Senior Notes. Therefore, no such financial statements are required to be included in this Report.

(19) DISCONTINUED OPERATIONS

On December 5, 2006, we completed the sale of our 70% equity interest in Carbone Savoie and other assets used in and liabilities related to our former cathode business to Alcan France, for approximately $135.0 million less certain price adjustments and the purchaser's assumption of liabilities. The gain recognized from this sale was $58.6 million, net of income taxes of $6.0 million. In addition to the $135.0 million purchase price, we received $16.3 million for the settlement of existing intercompany accounts payable with our remaining entities in France. Our cathodes operations were previously included in synthetic graphite for segment presentation in accordance with SFAS No. 131. As a result of this sale, under SFAS No. 144, the cathode business is reflected as a discontinued operation. We have reflected prior year results of the cathode business as a discontinued operation on the Consolidated Statements of Operations. Interest expense was allocated to discontinued operations based on the ratio of fixed assets included in the sale over total consolidated fixed assets in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations.

The following table sets forth the results of the discontinued operation.

	For year ended December 31,		
	2004	2005	2006
	(Dollars in thousands)		
Net sales	$105,446	$113,671	$114,268
Cost of sales	85,239	100,527	96,100
Gross profit	20,207	13,144	18,168
Selling, general and administrative expenses	11,470	13,268	10,654
Other (income) expense, net	(240)	(1,918)	1,957
Interest expense	7,446	9,034	9,736
Interest income	(44)	(106)	(39)
Income (loss) before provision for income taxes	1,575	(7,134)	(4,140)
Gain on sale of discontinued operations	—	—	58,631
Provision for income taxes	992	(2,137)	5,991
Less: Minority Stockholders Share of Income (loss)	993	(358)	(434)
Income (loss) from discontinued operations	$ (410)	$ (4,639)	$ 48,934
Basic income (loss) per common share	$ (0.00)	$ (0.05)	$ 0.50
Diluted income (loss) per common share	$ (0.00)	$ (0.05)	$ 0.43

(20) ACCUMULATED OTHER COMPREHENSIVE LOSS

The balance in our accumulated other comprehensive loss is set forth in the following table:

	For year ended December 31,	
	2005	2006
	(Dollars in thousands)	
Foreign currency translation	$ 273,013	$272,887
Additional minimum pension liability	38,416	—
Adoption of SFAS No. 158	—	39,876
	$311,429	$312,763

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate disclosure controls and procedures at a reasonable assurance level. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a reporting company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by it in the reports that it files under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, and based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that these controls and procedures are effective at the reasonable assurance level as of December 31, 2006.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during the 2006 fourth quarter that materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Item 8 of this Report for "Management's Report on Internal Control Over Financial Reporting."

LIMITATIONS ON CONTROL SYSTEMS

A control system (including both disclosure controls and procedures and internal controls over financial reporting) is subject to inherent limitations. As a result, a control system can provide only reasonable, not absolute, assurance that the system's objectives will be achieved. In the first instance, the design of a control system must reflect the fact that there are resource constraints and that the benefits of controls must be considered relative to their costs. Further, decision-making in connection with system design or operation can be faulty, and breakdowns can occur because of simple error or mistake as well as fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of change in conditions or because the level of compliance with the policies and procedures may deteriorate.

Item 9B. Other Information

Not Applicable.

PART III

Items 10 to 14 (inclusive).

Except as set forth below, the information required by Items 10, 11, 12, 13 and 14 will appear in the GrafTech International Ltd. Proxy Statement for the Annual Meeting of Stockholders to be held on May 23, 2007, which will be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 and is incorporated by reference in this Report pursuant to General Instruction G(3) of Form 10-K (other than the portions thereof not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934).

EXECUTIVE OFFICERS AND DIRECTORS

The information set forth below is provided as required by Item 10 and the listing standards of the NYSE.

The following table sets forth information with respect to our current executive officers and directors, including their ages, as of March 1, 2007. There are no family relationships between any of our executive officers.

Name	Age	Position
Craig S. Shular	54	Chief Executive Officer, President, and Chairman of the Board
Mark R. Widmar	41	Chief Financial Officer and Vice President
John J. Wetula	48	Vice President and President, Natural Graphite
Petrus J. Barnard	57	Vice President and President, Graphite Electrodes
Gary R. Whitaker	51	Vice President, General Counsel and Secretary
Luiz A. Freitas	56	General Manager, Advanced Graphite Materials
Hermanus L. Pretorius	56	President, Advanced Graphite and Carbon
R. Eugene Cartledge	77	Director
Mary B. Cranston	59	Director
John R. Hall	74	Director
Harold E. Layman	60	Director
Ferrell P. McClean	60	Director
Michael C. Nahl	64	Director
Frank A. Riddick, III	50	Director

EXECUTIVE OFFICERS

Craig S. Shular was elected Chairman of the Board in February 2007. He became Chief Executive Officer and a director in January 2003 and has served as President since May 2002. From May 2002 through December 2002, he also served as Chief Operating Officer. From August 2001 to May 2002, he served as Executive Vice President of our former Graphite Power Systems Division. He served as Vice President and Chief Financial Officer from January 1999, with the additional duties of Executive Vice President, Electrode Sales and Marketing from February 2000, to August 2001. From 1976 through 1998, he held various financial, production and business management positions at Union Carbide, including the Carbon Products Division, from 1976 to 1979. We are the successor to the Carbon Products Division of Union Carbide.

Mark R. Widmar became Chief Financial Officer in May 2006. Prior to joining GrafTech, he served as Corporate Controller of NCR Inc. from 2005 to 2006, and was a Business Unit Chief Financial Officer for NCR from November 2002 to his appointment as Controller. He has also served as a Division Controller at Dell, Inc. from August 2000 to November 2002 prior to joining NCR, and has held various financial and managerial positions with Lucent Technologies Inc. from June 1998 to August 2000, Allied Signal, Inc., and Bristol Myers/Squibb, Inc. He received his MBA from Indiana University in 1992, and is a Certified Public Accountant.

Petrus J. Barnard became Vice President and President, Graphite Electrodes, in April 2005. From April 2003 to March 2005 he served as President, Advanced Carbon Materials. He served as Executive Vice President, Graphite Power Systems, from March 2000 to March 2003. He began his career with us in 1972 when he joined our South Africa subsidiary. He is a graduate of University of Potchefstroom – South Africa with a B.S. Sciences degree and an MBA. He also holds a Ph.D from Rand Afrikaans University.

Luiz A. Freitas became General Manager, Graphite Electrodes, in November 2006. Previously he was General Manager, Advanced Graphite Materials, in September 2005. He was Director, Operations – AET, from January 2002 to September 2005. He served as Director of Operations, Advanced Graphite Materials, from March 2000 to December 2001. He was Director of Worldwide Engineering from February 1999 to March 2000. He joined our Brazilian subsidiary in 1975 after graduating from Federal University of the State of Bahia, Brazil with a B.S. degree in Mechanical Engineering.

Hermanus L. Pretorius became President, Advanced Graphite and Carbon in December 2006. Previously, he was General Manager, Cathodes, starting in September 2005. He served as Director Worldwide Operations and Engineering, Graphite Electrodes, from January 2003 to September 2005. From August 2001 to January 2003, he held various operations and supply chain positions for Europe, Asia and Africa. He began his career with us in Meyerton, South Africa in August 1977 before transferring to UCAR S.A. in Switzerland in March 1998. He is a graduate of University of Potchefstroom – South Africa with a B.S. Sciences degree and an MBA.

John J. Wetula became President of our natural graphite business, AET, in January 2003. From July 1999 to December 2002, he served as President of GrafTech Inc. From July 1998 to June 1999, he served as our Director of Export Sales. From October 1996 to June 1998, he was General Manager of our GRAFOIL® product line. He is a chemical engineer and MBA graduate of Cleveland State University.

Gary R. Whitaker became Vice President, General Counsel and Secretary in May 2006. Before joining GrafTech, Gary served as General Counsel, Vice President and Secretary of SK USA, Inc. for the prior eight years. From November 1991 to July 1998, Gary was employed by Eastman Chemical Company, serving as Senior Counsel and Assistant Secretary. Prior to that, he was a senior associate at Powell, Goldstein, Frazer and Murphy and an attorney for the Du Pont Company. He received his Juris Doctor from the University of Houston in 1980.

DIRECTORS

R. Eugene Cartledge has been a director since 1996 and has served as Chairman of the Board from February 2005 to February 2007. From 1986 until his retirement in 1994, Mr. Cartledge was the Chairman of the Board and Chief Executive Officer of Union Camp Corporation. Mr. Cartledge retired as Chairman of the Board of Savannah Foods & Industries Inc. in December 1997; retired as a director of Chase Industries, Inc. in 2001; retired as a director of Delta Airlines, Inc. and Sun Company, Inc. in May 2002; and retired as a director of Formica Corporation in April 2005. He is currently a director of Blount International, Inc.

Mary B. Cranston has been a director since 2000. Ms. Cranston is the senior partner and from 1999 until December 2006 served as Chair of Pillsbury Winthrop Shaw Pittman LLP, an international law firm. Ms. Cranston is based in San Francisco, California. Ms. Cranston has been practicing complex litigation, including antitrust, telecommunications and securities litigation, with Pillsbury Winthrop Shaw Pittman LLP since 1975. She is a trustee of Stanford University and the San Francisco Ballet and a director of the Bay Area Council, the Commonwealth Club of California, the Episcopal Charities, and the San Francisco Museum of Women.

John R. Hall has been a director since 1995. Mr. Hall was Chairman of the Board and Chief Executive Officer of Ashland Inc. from 1981 until his retirement in January 1997 and September 1996, respectively. Mr. Hall had served in various engineering and managerial capacities at Ashland Inc. since 1957. He served as a director of Reynolds Metals Company from 1985 to 2000. He retired as Chairman of Arch Coal Inc. in 1998; retired as a director of CSX Corp in May 2003; retired as a director of Canada Life in June 2003; and retired as a director of Bank One in May 2004. Mr. Hall currently serves as a member of the Boards of Humana Inc. and USEC Inc. Mr. Hall graduated from Vanderbilt University in 1955 with a degree in Chemical Engineering and later served as Vanderbilt's Board Chairman from 1995 to 1999. Mr. Hall also serves as Chairman of the Blue Grass Community Foundation and the Commonwealth Fund for Kentucky Educational Television, and as President of the Markey Cancer Center Foundation.

Harold E. Layman has been a director since 2003. From 2001 until his retirement in 2002, Mr. Layman was President and Chief Executive Officer of Blount International, Inc. Prior thereto, Mr. Layman served in other capacities with Blount International, including President and Chief Operating Officer from 1999 to 2001, Executive Vice President and Chief Financial Officer from 1997 to 2000, and Senior Vice President and Chief Financial Officer from 1993 to 1997. From 1981 through 1992, he held various financial management positions with VME Group/Volvo AB. From 1970 to 1980, Mr. Layman held various operations and financial management positions with Ford Motor Company. He is currently a director of Blount International, Grant Prideco, Inc. and Infinity Property and Casualty Corporation.

Ferrell P. McClean has been a director since 2002 and is a member of the Audit and Finance Committee. Ms. McClean was a Managing Director and Senior Advisor to the head of the Global Oil & Gas Group in Investment Banking at J.P. Morgan Chase & Co. from 2000 through the end of 2001. She joined J.P. Morgan & Co. Incorporated in 1969 and founded the Leveraged Buyout and Restructuring Group within the Mergers & Acquisitions Group in 1986. From 1991 until 2000, Ms. McClean was a Managing Director and co-headed the Global Energy Group within the Investment Banking Group at J.P. Morgan & Co. Ms. McClean is currently a director of El Paso Corporation. She retired as a director of Unocal Corporation in 2005.

Michael C. Nahl has been a director since 1999 and is the current Chairman of the Audit and Finance Committee. Mr. Nahl has been Executive Vice President and Chief Financial Officer of Albany International Corp., a manufacturer of paper machine clothing, which is the belts of fabric that carry paper stock through the paper production process, since April 2005. Mr. Nahl joined Albany International Corp. in 1981 as Group Vice President, Corporate, and, prior to appointment to his present position, he was Senior Vice President and Chief Financial Officer. Mr. Nahl is currently a director of Lindsay Manufacturing Co. and a member of JPMorgan Chase & Company's Regional Advisory Board.

Frank A. Riddick, III became a director in September 2004 and is a member of the Audit and Finance Committee. Mr. Riddick has served as President and Chief Executive Officer of Formica Corporation, a manufacturer of surfacing materials used in countertops, cabinets, and flooring, since January 2002. Mr. Riddick was instrumental in assisting Formica to emerge from Chapter 11 bankruptcy proceedings in June 2004. He served as President and Chief Operating Officer of Armstrong Holdings, Inc. from August 2000 to December 2001 and in various other executive capacities at Armstrong and its subsidiaries from 1995 to 2000. In December 2000, Armstrong's principal operating subsidiary, Armstrong World Industries, Inc., filed for Chapter 11 bankruptcy protection as a result of Armstrong's legacy asbestos liabilities. Prior to joining Armstrong, he held a number of financial managerial positions with FMC Corporation, General Motors Corporation and Merrill Lynch & Co., Inc.

NYSE CERTIFICATION

Mr. Shular, Chief Executive Officer, President, and Chairman of the Board has certified to the NYSE, pursuant to Section 303A.12 of the NYSE's listing standards, that he is unaware of any violation by us of the NYSE's corporate governance listing standards.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

See Index to Consolidated Financial Statements at page 98 of this Report.

(2) Financial Statement Schedules

None.

(b) Exhibits

The exhibits listed in the following table have been filed with this Report.

Exhibit Number	Description of Exhibit
2.1.0(1)	Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 among Union Carbide Corporation, Mitsubishi Corporation, GrafTech International Ltd. and GrafTech International Acquisition Inc. and Guaranty made by Blackstone Capital Partners II Merchant Banking Fund L.P. and Blackstone Offshore Capital Partners II L.P.
2.2.0(1)	Stock Purchase and Sale Agreement dated as of November 9, 1990 among Mitsubishi Corporation, Union Carbide Corporation and UCAR Carbon Company Inc.
2.3.0(1)	Transfer Agreement dated January 1, 1989 between Union Carbide Corporation and UCAR Carbon Company Inc.
2.3.1(1)	Amendment No. 1 to Transfer Agreement dated December 31, 1989.
2.3.2(1)	Amendment No. 2 to Transfer Agreement dated July 2, 1990.
2.3.3(1)	Amendment No. 3 to Transfer Agreement dated as of February 25, 1991.
2.4.0(1)	Amended and Restated Realignment Indemnification Agreement dated as of June 4, 1992 among Union Carbide Corporation, Union Carbide Chemicals and Plastics Company Inc., Union Carbide Industrial Gases Inc., UCAR Carbon Company Inc. and Union Carbide Coatings Service Corporation.
2.5.0(1)	Environmental Management Services and Liabilities Allocation Agreement dated as of January 1, 1990 among Union Carbide Corporation, Union Carbide Chemicals and Plastics Company Inc., UCAR Carbon Company Inc., Union Carbide Industrial Gases Inc. and Union Carbide Coatings Service Corporation.
2.5.1(1)	Amendment No. 1 to Environmental Management Services and Liabilities Allocation Agreement dated as of June 4, 1992.
2.6.0(2)	Trade Name and Trademark License Agreement dated March 1, 1996 between Union Carbide Corporation and UCAR Carbon Technology Corporation.
2.7.0(1)	Employee Benefit Services and Liabilities Agreement dated January 1, 1990 between Union Carbide Corporation and UCAR Carbon Company Inc.
2.7.1(1)	Amendment to Employee Benefit Services and Liabilities Agreement dated January 15, 1991.
2.7.2(1)	Supplemental Agreement to Employee Benefit Services and Liabilities Agreement dated February 25, 1991.
2.8.0(1)	Letter Agreement dated December 31, 1990 among Union Carbide Chemicals and Plastics Company Inc., UCAR Carbon Company Inc., Union Carbide Grafito, Inc. and Union Carbide Corporation.

Exhibit Number	Description of Exhibit
3.1.0(3)	Amended and Restated Certificate of Incorporation of GrafTech International Ltd.
3.1.1(4)	Certificate of Designations of Series A Junior Participating Preferred Stock of GrafTech International Ltd.
3.1.2(5)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of GrafTech International Ltd.
3.1.3(6)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of GrafTech International Ltd.
3.2.0(7)	Amended and Restated By-Laws of GrafTech International Ltd. dated December 13, 2002.
4.1.0(8)	Indenture dated as of February 15, 2002 among GrafTech Finance Inc., GrafTech International Ltd., GrafTech Global Enterprises Inc., UCAR Carbon Company Inc., and the Subsidiary Guarantors from time to time party thereto and State Street Bank and Trust Company, as Trustee.
4.1.1(6)	First Supplemental Indenture, dated as of April 30, 2002, among GrafTech Finance Inc., GrafTech International Ltd., GrafTech Global Enterprises Inc., UCAR Carbon Company Inc., UCAR Holdings V. Inc., UCAR Carbon Technology LLC, UCAR Holdings III Inc. and UCAR International Trading Inc. and State Street Bank and Trust Company.
4.2.0(9)	Indenture dated as of January 22, 2004 among GrafTech International Ltd., GrafTech Finance Inc., GrafTech Global Enterprises Inc., UCAR Carbon Company Inc., UCAR International Trading Inc. and UCAR Carbon Technology LLC and U.S. Bank National Association.
4.2.1(10)	Supplemental Indenture, dated as of February 7, 2005, among UCAR Holdings V Inc., GrafTech International Ltd., GrafTech Finance Inc., GrafTech Global Enterprises Inc., UCAR Carbon Company Inc., UCAR International Trading Inc. and UCAR Carbon Technology LLC and U.S. Bank National Association.
4.3.0(4)	Rights Agreement dated as of August 7, 1998 between GrafTech International Ltd. and Computershare Investor Services, LLC, as successor Rights Agent.
4.3.1(8)	Amendment No. 1 to Rights Agreement dated as of November 1, 2000.
4.3.2(9)	Amendment No. 2 to Rights Agreement dated as of May 21, 2002.
10.1.0(10)	Amended and Restated Credit Agreement dated as of February 8, 2005 among GrafTech International Ltd. GrafTech Global Enterprises Inc., GrafTech Finance Inc., the LC Subsidiaries from time to time party thereto, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.
10.1.1(10)	Amendment and Restatement Agreement dated as of February 8, 2005 among GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc., the LC Subsidiaries from time to time party thereto; the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agents.
10.1.2(10)	Amended and Restated Guarantee Agreement dated as of February 8, 2005 made by GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc. and each Domestic Subsidiary party thereto in favor of JPMorgan Chase Bank, N.A., as Collateral Agent for the Secured Parties.
10.1.3(10)	Amended and Restated Security Agreement dated as of February 8, 2005 made by GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc. and the subsidiaries of GrafTech from time to time party thereto, in favor of JP Morgan Chase Bank, N.A., as Collateral Agent for the Secured Parties.

Exhibit Number	Description of Exhibit
10.1.4(10)	Amended and Restated Indemnity, Subrogation and Contribution Agreement dated as of February 8, 2005 among GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc., each of the Domestic Subsidiaries party thereto and JP Morgan Chase Bank, N.A., as Collateral Agent for the Secured Parties.
10.1.5(10)	Amended and Restated Domestic Pledge Agreement dated as of February 8, 2005 by GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc. and the direct and indirect subsidiaries of GrafTech that are signatories thereto in favor of JPMorgan Chase Bank, N.A., as Collateral Agent for the Secured Parties.
10.1.6(10)	Amended and Restated Intellectual Property Security Agreement dated as of February 8, 2005 made by GrafTech International Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc. and the subsidiaries of GrafTech from time to time party thereto in favor of JPMorgan Chase Bank, N.A., as Collateral Agent for the Secured Parties (schedules omitted).
10.1.7(11)	First Amendment, dated as of May 25, 2005, to the Amended and Restated Credit Agreement, dated as of February 8, 2005, among GrafTech International, Ltd., GrafTech Global Enterprises Inc., GrafTech Finance Inc., the LC Subsidiaries from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
10.2.0(12)	Form of Restricted Stock Unit Agreement.
10.3.0(13)	GrafTech International Ltd. Management Stock Incentive Plan (Original Version) as amended and restated through July 31, 2003.
10.4.0*	Form of Restricted Stock Agreement (2005 LTIP Version).
10.5.0(13)	GrafTech International Ltd. Management Stock Incentive Plan (Senior Version) as amended and restated through July 31, 2003.
10.6.0(14)	GrafTech International Ltd. Incentive Compensation Plan, effective January 1, 2003.
10.7.0(15)	Form of Restricted Stock Agreement (Standard Form).
10.8.0(13)	GrafTech International Ltd. Management Stock Incentive Plan (Mid-Management Version) as amended and restated through July 31, 2003.
10.9.0(13)	GrafTech International Ltd. 1995 Equity Incentive Plan as amended and restated through July 31, 2003.
10.10.0(13)	GrafTech International Ltd. 1996 Mid-Management Equity Incentive Plan as amended and restated through July 31, 2003.
10.11.0(9)	UCAR Carbon Company Inc. Compensation Deferral Program effective March 31, 2003.
10.11.1(10)	First Amendment to the UCAR Carbon Compensation Deferral Plan dated as of October 7, 2004.
10.11.2(10)	Second Amendment to the UCAR Carbon Compensation Deferral Plan effective as of January 1, 2005.
10.11.3(12)	Third Amendment to the UCAR Carbon Compensation Deferral Plan effective as of November 1, 2005.
10.12.0(15)	GrafTech International Ltd. 2005 Equity Incentive Plan.
10.13.0(12)	Form of Severance Compensation Agreement for senior management (U.S. 2.0 Version).
10.14.0(12)	Form of Severance Compensation Agreement for senior management (International 2.0 Version).
10.15.0(12)	Form of Severance Compensation Agreement for senior management (U.S. 2.99 Version).

Exhibit Number	Description of Exhibit
10.16.0(12)	Form of Severance Compensation Agreement for senior management (International 2.99 Version).
10.17.0(9)	UCAR Carbon Company Inc. Equalization Benefit Plan amended and restated as of March 31, 2003.
10.18.0(9)	UCAR Carbon Company Inc. Supplemental Retirement Income Plan amended and restated as of March 31, 2003.
10.19.0(9)	UCAR Carbon Company Inc. Enhanced Retirement Income Plan amended and restated as of March 31, 2003.
10.20.0(9)	UCAR Carbon Company Inc. Benefits Protection Trust amended and restated as of August 1, 2003.
10.21.0(16)	Separation Agreement between GrafTech International Ltd. and Scott C. Mason, dated November 15, 2005.
10.22.0(17)	Plea Agreement between the United States of America and GrafTech International Ltd. executed April 7, 1998.
10.23.0(18)	Outsourcing Services Agreement, dated as of March 30, 2001, effective April 2001, between CGI Information Systems and Management Consultants, Inc. and GrafTech International Ltd. (Confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.24.0(12)	Memorandum of Agreement, dated as of November 14, 2005, between CGI Information Systems and Management Consultants, Inc. and GrafTech International Ltd.
10.25.0(18)	Joint Development and Collaboration Agreement, effective June 5, 2001, among UCAR Carbon Company Inc., Advanced Energy Technology Inc., and Ballard Power Systems Inc. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.26.0(18)	Master Supply Agreement, effective June 5, 2001 between UCAR Carbon Company Inc. and Ballard Power Systems Inc. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.27.0(18)	Agreement, effective as of January 1, 2001, between ConocoPhillips (U.K.) Limited f/ka Conoco (U.K.) Limited and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.27.1(12)	Amendment No. 3 to Agreement, effective as of January 1, 2006, between ConocoPhillips (U.K.) Limited and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.27.2*	Amendment No. 4 to Agreement, effective as of January 1, 2007, between ConocoPhillips (U.K.) Limited and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.28.0(18)	Agreement, effective as of January 1, 2001, between ConocoPhillips Company, UCAR Carbon Company Inc. and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.28.1(10)	Amendment No. 3 to Agreement, effective as of January 1, 2006, among ConocoPhillips Company and UCAR Carbon Company Inc. and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)

Exhibit Number	Description of Exhibit
10.28.2*	Amendment No. 4 to Agreement, effective as of January 1, 2007, between ConocoPhillips Company and UCAR Carbon Company Inc. and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.29.0(12)	Form of Terms and Conditions of Sale to standard graphite electrode contract of sale (revision of September 8, 2004)
10.30.0(14)	Separation Agreement between GrafTech International Ltd. and Karen G. Narwold, effective March 30, 2006.
10.31.0(19)	Offer Letter, dated April 13, 2006, between GrafTech International Ltd. and Gary R. Whitaker, Vice President, General Counsel and Secretary.
10.32.0(19)	Offer Letter, dated April 6, 2006, between GrafTech International Ltd. and Mark Widmar, Chief Financial Officer and Vice President.
10.33.0(20)	Purchase and Sale Agreement, dated as of November 27, 2006, among GrafTech International Ltd., UCAR SNC, UCAR Holdings and Alcan France.
10.33.1(20)	Amendment No. 1, dated as of December 5, 2006, to the Purchase and Sale Agreement, dated as of November 27, 2006, among GrafTech International Ltd., UCAR SNC, UCAR Holdings and Alcan France.
10.34.0*	Technology License Agreement, dated as of December 5, 2006, among GrafTech International Ltd., UCAR Carbon Company Inc., Alcan France, and Carbone Savoie (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
21.1.0*	List of subsidiaries of GrafTech International Ltd.
23.1.0*	Consent of PricewaterhouseCoopers LLP.
24.1.0*	Powers of Attorney (included on signature pages).
31.1.0*	Certification pursuant to Rule 13a-14(a) under the Exchange Act by Craig S. Shular, Chief Executive Officer and President.
31.2.0*	Certification pursuant to Rule 13a-14(a) under the Exchange Act by Mark R. Widmar, Chief Financial Officer.
32.1.0*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Craig S. Shular, Chief Executive Officer and President.
32.2.0*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Mark R. Widmar, Chief Financial Officer.

* Filed herewith.

(1) Incorporated by reference to the Registration Statement of GrafTech International Ltd. and GrafTech Global Enterprises Inc. on Form S-1 (Registration No. 33-84850).

(2) Incorporated by reference to the Quarterly Report of the registrant on Form l0-Q for the quarter ended March 31, 1996 (File No. 1-13888).

(3) Incorporated by reference to the Registration Statement of the registrant on Form S-1 (Registration No. 33-94698).

(4) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 1998 (File No. 1-13888).

(5) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2002 (File No. 1-13888).

(6) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-13888).

(7) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2002 (File No. 1-13888).

(8) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2001 (File No. 1-3888).

(9) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2003 (File No. 1-13888).

(10) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2004 (File No. 1-13888).

(11) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended September 30, 2005 (File No. 1-13888).

(12) Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2005 (File No. 1-13888).

(13) Incorporated by reference to the Registration Statement of the registrant on Form S-3 (Registration No. 333-108039).

(14) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2006 (File No. 1-13888).

(15) Incorporated by reference to the Current Report of the registrant on Form 8-K filed on September 6, 2005 (File No. 1-13888).

(16) Incorporated by reference to the Current Report of the registrant on Form 8-K filed on November 15, 2005 (File No. 1-13888).

(17) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-13888).

(18) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-13888).

(19) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended June 30, 2006 (File No. 1-13888).

(20) Incorporated by reference to the Current Report of the registrant on Form 8-K filed on December 11 6, 2006 (File No. 1-13888).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAFTECH INTERNATIONAL LTD.

March 16, 2007

By: /s/ CRAIG S. SHULAR
Craig S. Shular
Title: Chief Executive Officer, President, and Chairman of the Board

By: /s/ MARK R. WIDMAR
Mark R. Widmar
Title: Chief Financial Officer and Vice President

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Craig S. Shular and Mark R. Widmar, and each of them individually, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Report together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this Report and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all such certificates, notices, communications, reports, instruments, agreements and other documents as may be necessary or appropriate in connection therewith and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, and hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ CRAIG S. SHULAR Craig S. Shular	Chief Executive Officer, President, and Chairman of the Board (Principal Executive Officer)	March 16, 2007
/s/ MARK R. WIDMAR Mark R. Widmar	Chief Financial Officer	March 16, 2007
/s/ R. EUGENE CARTLEDGE R. Eugene Cartledge	Director	March 16, 2007
/s/ MARY B. CRANSTON Mary B. Cranston	Director	March 16, 2007
/s/ JOHN R. HALL John R. Hall	Director	March 16, 2007

Signatures	Title	Date
/s/ HAROLD E. LAYMAN Harold E. Layman	Director	March 16, 2007
/s/ FERRELL P. MCCLEAN Ferrell P. McClean	Director	March 16, 2007
/s/ MICHAEL C. NAHL Michael C. Nahl	Director	March 16, 2007
/s/ FRANK A. RIDDICK, III Frank A. Riddick, III	Director	March 16, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.4.0	Form of Restricted Stock Agreement (2005 LTIP Version).
10.27.2	Amendment No. 4 to Agreement, effective as of January 1, 2007, between ConocoPhillips (U.K.) Limited and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.28.2	Amendment No. 4 to Agreement, effective as of January 1, 2007, between ConocoPhillips Company and UCAR Carbon Company Inc. and UCAR S.A. (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
10.34.0	Technology License Agreement, dated as of December 5, 2006, among GrafTech International Ltd., UCAR Carbon Company Inc., Alcan France, and Carbone Savoie (confidential treatment requested under Rule 24b-2 as to certain portions which are omitted and filed separately with the SEC.)
21.1.0	List of subsidiaries of GrafTech International Ltd.
23.1.0	Consent of PricewaterhouseCoopers LLP.
24.1.0	Powers of Attorney (included on signature pages).
31.1.0	Certification pursuant to Rule 13a-14(a) under the Exchange Act by Craig S. Shular, Chief Executive Officer and President.
31.2.0	Certification pursuant to Rule 13a-14(a) under the Exchange Act by Mark R. Widmar, Chief Financial Officer.
32.1.0	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Craig S. Shular, Chief Executive Officer and President.
32.2.0	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Mark R. Widmar, Chief Financial Officer.

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CORPORATE AND INVESTOR INFORMATION

BOARD OF DIRECTORS

Craig S. Shular
Chairman, Chief Executive Officer and President

R. Eugene Cartledge
Presiding Director; Nominating & Governance Committee (Chairman); Organization, Compensation & Pension Committee

Mary B. Cranston
Nominating & Governance Committee; Organization, Compensation & Pension Committee

John R. Hall
Organization, Compensation & Pension Committee (Chairman); Nominating & Governance Committee

Harold E. Layman
Organization, Compensation & Pension Committee

Ferrell P. McClean
Audit & Finance Committee

Michael C. Nahl
Audit & Finance Committee (Chairman)

Frank A. Riddick, III
Audit & Finance Committee

CORPORATE HEADQUARTERS
GrafTech International Ltd.
12900 Snow Road
Parma, OH 44130

E-MAIL ADDRESS
Investor.Relations@graftech.com

TELEPHONE
216-676-2000

WEB SITE
www.graftech.com

STOCK EXCHANGE LISTING
Our common stock is listed on the NYSE under the symbol GTI.

STOCKHOLDER PROFILE
At January 31, 2007, there were 101,512,454 shares of common stock outstanding, 118 stockholders of record and approximately 5,400 beneficial owners.

DIVIDEND POLICY
It is the current policy of our Board of Directors to retain earnings to finance plans and operations and repay debt and legal obligations. There are no plans to declare or pay dividends at this time, and payment of dividends is restricted under our principal credit facilities and our senior note indenture.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on May 23, 2007, at 10:00 a.m. at the Corporate Headquarters in Parma, Ohio.

STOCKHOLDER CONTACT AND FORM 10-K
Stockholders and prospective investors are welcome to call or write us with questions or requests for additional information. Copies of our Form 10-K filed with the SEC for 2006 include this annual report. Inquiries should be directed to Investor Relations at our Corporate Headquarters.

TRANSFER AGENT
Computershare Investor Services LLC
312-588-4282
www.computershare.com

TRUSTEE OF CONVERTIBLE SENIOR DEBENTURES & SENIOR NOTES
U.S. Bank National Association
1-800-934-6802

INDEPENDENT AUDITORS
PricewaterhouseCoopers, LLP

RISKS AND UNCERTAINTIES
This annual report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The cautionary disclosure relating to forward-looking statements, the risk factors and the preliminary notes contained in the Form 10-K which accompanies this annual report also apply to and are incorporated in this annual report.

COMMON STOCK PRICE

Date	Closing Price	Market Cap (in millions)
December 30, 2005	$ 6.22	$ 608.6
December 29, 2006	$ 6.92	$ 681.3
March 30, 2007	$ 9.08	$ 896.8





GrafTech
GrafTech International Ltd.

GrafTech International Ltd.
12900 Snow Road
Parma, OH 44130
www.graftech.com

END